File No. 70-09157



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                               AMENDMENT NO. 1 TO


                              FORM U-1 APPLICATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935



                                BL Holding Corp.
                              One MetroTech Center
                            Brooklyn, New York 11201

                     (Name of company filing this statement
                   and address of principal executive offices)

                                      None
                 (Name of top registered holding company parent
                         of each applicant or declarant)

Robert R. Wieczorek                    Kathleen A. Marion
Vice President, Secretary              Vice President and
  and Treasurer                          Corporate Secretary
KeySpan Energy Corporation             Long Island Lighting Company
One MetroTech Center                   175 East Old Country Road
Brooklyn, New York 11201               Hicksville, New York 11801

                    (Name and address of agents for service)

                  The Commission is requested to mail copies of
                   all orders, notices and communications to:

Lance D. Myers                         Leonard P. Novello
Cullen and Dykman                      Senior Vice President and General Counsel
177 Montague Street                    Long Island Lighting Company
Brooklyn, New York  11201              175 East Old Country Road
                                       Hicksville, New York  11801

         This Amendment No. 1 constitutes a complete restatement of this Application as previously filed.

         Pursuant to Sections 9 (a) (2) and 10 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), BL Holding Corp., a New York corporation (the "Company"), hereby requests that the Securities and Exchange Commission (the "Commission") authorize the following proposed acquisitions:

         (1) The acquisition, as described herein, of all of the issued and outstanding common stock of KeySpan Energy Corporation, a New York corporation ("KeySpan") pursuant to the terms of the Amended and Restated Agreement and Plan of Exchange and Merger between The Brooklyn Union Gas Company (a New York corporation, which as of September 29, 1997, established a holding company structure pursuant to which it became a subsidiary of KeySpan ("Brooklyn Union")) and Long Island Lighting Company, a New York corporation ("LILCO"), dated as of June 26, 1997 and as amended by the Amendment, Assignment and Assumption Agreement among Brooklyn Union, LILCO and KeySpan, dated as of September 29, 1997 (as amended, the "Exchange and Merger Agreement" and such amendment, the "Amendment Agreement" ). The series of transactions related to the Exchange and Merger Agreement is referred to in this Application as the "Combination".

         (2) The acquisition by the Company of the equity interests in one or more subsidiaries of the Company (one or more of which may be limited liability companies), and the transfer to such subsidiaries of certain assets by LILCO if a proposed merger of LILCO into a subsidiary of the Long Island Power Authority occurs pursuant to an Agreement and Plan of Merger, dated as of June 26, 1997, among the Company, LILCO, the Long Island Power Authority, a corporate municipal instrumentality and political subdivision of the State of New York ("LIPA"), and a to be formed subsidiary of LIPA (the "LIPA Agreement"). The series of transactions proposed pursuant to the LIPA Agreement, which involves the acquisition by the Company of the equity interests of such subsidiaries, is referred to in this Application as the "LIPA Transaction".

         The parties currently anticipate that the LIPA Transaction and the Combination will occur either contemporaneously or in close succession. For purposes of this Application, the Company asks the Commission to consider only the scenarios in which the LIPA Transaction is consummated, either in connection with or independent of the Combination.

         If both the LIPA Transaction and the Combination occur, then the Company will acquire both the outstanding common stock of KeySpan and the equity interests of the subsidiaries of the Company. The consummation of both the LIPA Transaction and the Combination is referred to herein as the "Modified Combination". Each of the Combination, the Modified Combination and the LIPA Transaction is referred to herein individually as a "Transaction" and collectively as the "Transactions".


         The Company also hereby requests that the Commission issue an order pursuant to Section 3(a)(1) of the Act declaring it exempt from all provisions of the Act except Section 9(a)(2) following consummation of the Modified Combination or the LIPA Transaction.

Item 1.  Description of Proposed Transactions.


Description of the Parties .

1. Long Island Lighting Company

Long Island Lighting Company ("LILCO") was incorporated in 1910 under the Transportation Corporations Law of the State of New York and supplies electric and gas service in Nassau and Suffolk Counties and to the Rockaway Peninsula in Queens County, all on Long Island, New York. LILCO's service territory covers an area of approximately 1,230 square miles. The population of the service area, according to LILCO's 1997 estimate, is



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about 2.74 million persons, including approximately 98,000 persons who reside in
Queens County within the City of New York.

LILCO serves approximately 1.03 million electric customers of which approximately 928,000 are residential. LILCO receives approximately 49% of its electric revenues from residential customers, 48% from commercial/industrial customers and the balance from sales to other utilities and public authorities. LILCO also serves approximately 465,000 gas customers, 416,000 of which are residential, accounting for 62% of the gas revenues, with the balance of the gas revenues made up by the commercial/industrial customers and off-system sales.

 2.      BL Holding Corp.

         BL Holding Corp., a New York corporation, will be the parent holding company and owner of all the outstanding common stock (or similar equity interests) of KeySpan, which is an exempt public utility holding company under the Act, and each of the entities described below to be created in order to effect the LIPA Transaction. An organizational chart depicting the corporate structure described below is attached hereto as Exhibit A-5. The principal business of the Company will be the ownership of all the outstanding shares of common stock and membership interests of the entities referred to below. The authorized capital stock of the Company will consist of 450,000,000 shares of common stock, par value $.01 per share, and 100,000,000 shares of preferred stock, par value $.01 per share. After giving effect to the Modified Combination as of December 31, 1997, the value of the Company's assets, on a pro forma consolidated basis, was $8,272.3 million.

         The utility operations of BL Holding Corp. after the Modified Combination will consist of gas distribution companies and, to a lesser extent, electric generation and operation companies. For the period ended December 31, 1997, BL Holding Corp. would have had revenues, on a pro forma basis, of approximately $2,024.1 million attributable to gas operations, $373.6 million attributable to electric operations and $126.6 million attributable to gas production and other revenues.

         (a)      KeySpan Energy Corporation

                  KeySpan is a New York corporation organized in 1996 and has its principal executive office at One MetroTech Center, Brooklyn, New York 11201. KeySpan's principal business is the ownership of all the outstanding shares of common stock of Brooklyn Union.

                  KeySpan's principal wholly- and majority-owned subsidiaries, directly or indirectly owned, are as follows:

                  i. Brooklyn Union distributes natural gas in the New York City Boroughs of Brooklyn, Staten Island and Queens and is regulated by the Public Service Commission of the State of New York ("NYSPSC"). Brooklyn Union is a "gas utility company" under section 2(a)(4) of the Act. As of December 31, 1997, Brooklyn Union had approximately 1,138,096 active meters, of which approximately 1,093,000 were residential. Also as of December 31, 1997, Brooklyn Union had total revenues of approximately $1,356.9 million.

                  ii.      The   Houston   Exploration   Company,   a   Delaware
                           corporation, is engaged in the exploration, development and acquisition of domestic natural gas and oil properties.

                  iii. Fuel Resources Inc., a Delaware corporation, owns equity interests in storage fields and participates in oil and gas investment opportunities.

                  iv.      North  East   Transmission   Co.,  Inc.,  a  Delaware
                           corporation, owns an equity interest in an interstate pipeline.



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                  v.       KeySpan Energy Services Inc., a Delaware corporation,
                           provides natural gas marketing services.

                  vi. KeySpan Energy Management Inc., a Delaware corporation, provides assistance with energy-related projects and offers technical and maintenance services for commercial and industrial clients.

                  vii. In addition, KeySpan either directly or indirectly owns interests in various other subsidiaries, the operations of which are not material. One such subsidiary, KeySpan International Corporation, is the parent of KeySpan C.I., Ltd., a Cayman Island company, that owns 24.5% of the voting stock of Phoenix Natural Gas Limited, a Northern Ireland company, which has claimed foreign utility company status under Section 33(a) of the Act and KeySpan C.I. II, Ltd., a Cayman Island company, that owns 99.9% of the voting stock of its subsidiary, Grupo KeySpan, D. de R.L. de C.V., a Mexican company, which owns a 50% voting interest in Finsa Energeticos, S. de R.L. de C.V., also a Mexican company, which has claimed foreign utility company status under Section 33(a) of the Act.

                  Additional information concerning KeySpan and its affiliates can be found in its Form U-3A-2, Statement by Holding Company Claiming Exemption under Rule U-3A-2, dated as of February 26, 1998 and incorporated herein by reference.

         (b)      Gas East Gas Corp.

                  As contemplated by the LIPA Transaction, LILCO's existing gas utility assets and operations will be transferred to a wholly-owned subsidiary of the Company, which subsidiary is to be formed as a "transportation corporation" under the laws of New York (such entity is referred to herein as "Gas East Gas Corp."). Gas East Gas Corp. will be a "gas utility company" under Section 2(a)(4) of the Act and will provide services to the current LILCO gas customers. Specifically, Gas East Gas Corp. will distribute natural gas in Nassau and Suffolk Counties on Long Island, New York, and to the Rockaway Peninsula in the Borough of Queens of the City of New York. Gas East Gas Corp. will be regulated by the NYSPSC. Based on operating results for LILCO for the period ended December 31, 1997, Gas East Gas Corp. would have served approximately 463,000 gas customers, approximately 415,000 of which are residential, and would have had revenues of approximately $667.2 million during this period.

         (c)      Genco

                  LILCO's existing non-nuclear electric generating assets will be transferred to a wholly-owned limited liability company of the Company, to be formed under the laws of New York (such entity is referred to herein as "Genco"). Genco will be an "electric utility company" under Section 2(a)(3) of the Act and, as contemplated in the Power Supply Agreement between LILCO and LIPA dated as of June 26, 1997 (the "PSA"), will directly supply LIPA with capacity from the Genco-owned generating facilities in order for LIPA to provide electricity to its customers on Long Island through the transmission and distribution system to be owned by LIPA. Genco will be regulated by the Federal Energy Regulatory Commission ("FERC").

                  In addition to certain internal combustion generating units, the generating facilities primarily consist of eleven steam generating units, seven of which are capable of burning gas or oil, two burn gas only and two burn oil only.
          The gas burned at the generating facilities capable of burning such fuel will be supplied solely by the Gas East Gas Corp. through the existing on-island gas distribution system.



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


         (d)      T&D Manager

                  The overall management of LIPA's electric transmission and distribution system will be performed by a wholly-owned limited liability company of the Company, to be formed under the laws of New York (such entity is referred to herein as "T&D Manager"). Pursuant to the Management Services Agreement between LILCO and LIPA dated as of June 26, 1997 (the "MSA"), LIPA has engaged the T&D Manager to operate and maintain LIPA's electric transmission and distribution system. The T&D Manager's responsibilities under the MSA will include, among other things: (i) the day to day operation, protection, and maintenance of the transmission and distribution system, including emergency repairs;
         (ii) routine facility additions and improvements, including customer connections, procurement of goods and services from third-parties and inventory management; (iii) preparing and monitoring budgets, load and energy forecasts and power resource models and plans; and (iv) maintaining an operation and maintenance manual for the transmission and distribution system. In addition to complying with all applicable laws and prudent utility practices, the T&D Manager must also comply with the transmission and distribution system policies and procedures set by LIPA.

                  As described in Item 3 below, the applicant does not believe that the T&D Manager is an "electric utility company" under Section 2(a)(3) of the Act.

         (e)      Energy Manager

                  A wholly-owned limited liability company of the Company, to be formed under the laws of New York, will be responsible for purchasing oil and gas required for Genco, gas for Gas East Gas Corp. and for purchasing and selling electricity on behalf of LIPA (such entity is referred to herein as the "Energy Manager"). Specifically, the Energy Management Agreement between LILCO and LIPA dated as of June 26, 1997 (the "EMA") provides that the Energy Manager will dispatch the generating facilities available to LIPA under the PSA and will arrange for fuel supplies for these facilities. The Energy Manager will also be responsible for purchasing capacity and energy to meet the needs of LIPA's customers on a least-cost basis and to market excess capacity and energy not required by LIPA, among other responsibilities. The Energy Manager will not be the owner or operator of any facility used for the generation, transmission or distribution of electric energy for sale or of facilities used for the distribution at retail of natural or manufactured gas for heat, light or power. Accordingly, it is believed that the Energy Manager will not be subject to the provisions of the Act.

         (f)      Service Company

                  It is currently anticipated that one or more wholly-owned limited liability companies of the Company, such entities to be formed under the laws of New York, would provide certain common utility and corporate services to the Company and its wholly-owned affiliates (such entities are referred to herein individually as a "Servco" and collectively as the "Servcos"). Specifically, a Servco may provide certain common utility functions to Brooklyn Union and Gas East Gas Corp. such as gas planning and administration, gas system engineering and gas marketing. In addition, such Servco may also provide certain common utility functions to Genco, the T&D Manager, and LIPA, including electric production, planning and administration, electric marketing/account management and electric engineering.

                  In  addition,   a  Servco  will  provide   certain   corporate
         administrative services to the Company and its wholly-owned affiliates including human resources planning and administration; accounting, finance and treasury services; insurance and risk management; regulatory and governmental relations; corporate communications and external relations; consumer outreach and education; information systems and technology; materials management and procurement; legal services; call center operations; corporate and strategic planning;
         internal auditing; billing and payment processing; budget administration; security services; fleet services; building design, maintenance and management of affiliate-owned or leased buildings.



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                  The  Servcos  will  not  be the  owners  or  operators  of any facility used for the generation, transmission or distribution of electric energy for sale or of facilities used for the distribution at retail of natural or manufactured gas for heat, light or power. Accordingly, it is believed that the Servcos will not be subject to the provisions of the Act.

         (g)      Finance Company

                  It is currently contemplated that a wholly-owned subsidiary of the Company will be formed under the laws of Vermont, the principal business of such subsidiary will be to invest the net cash proceeds received by the Company from the former common shareholders of LILCO, who receive such proceeds from LIPA, upon consummation of the LIPA Transaction (such entity is referred to herein as the "Vermont Finance Company"). Alternatively, the Vermont Finance Company may, through a wholly-owned subsidiary formed under the laws of Bermuda, provide such investment services.

2.       Long Island Power Authority

         LIPA is a corporate municipal instrumentality and political subdivision of the State of New York authorized under the Long Island Power Authority Act (the "LIPA Act") to acquire all or any part of LILCO's securities or assets. LIPA was created primarily for the purpose of acquiring, by agreement or condemnation, all or any part of the securities or assets of LILCO, with the intent of providing safe and reliable electric service at rates lower than would have been charged by LILCO. It is anticipated that LIPA will create a wholly-owned subsidiary to be formed under the laws of New York, to effect the LIPA Transaction.

         Through a stock transaction, LIPA will acquire, among other things, the existing LILCO transmission and distribution system, its 18 percent interest in the Nine Mile Point 2 nuclear power plant ("NMP2"), a nuclear generating facility located in Oswego, New York and its electric regulatory assets. As of December 31, 1997, the net book value of the 18 percent interest in NMP2 and the transmission and distribution assets was $2,036.3 million. As a result of the LIPA Transaction, LIPA's service territory will cover an area of approximately 1,230 square miles, and LIPA will have the ultimate responsibility for providing service to approximately 1.03 million electric customers in the existing LILCO service territory (e.g., Nassau and Suffolk Counties and the Rockaway Peninsula in Queens County, all on Long Island, New York). As previously described, the T&D Manager will be retained by LIPA to provide and maintain electric service to LIPA's customers. As set forth in the MSA, LIPA will be responsible for, among other things, (i) rate setting; (ii) line extension policies; (iii) service rules and regulations; (iv) approval of long-term strategic plans; (v) approval of the T&D Manager's customer service programs; (vi) approval of annual budgets;
(vii) approval of the T&D Manager's load forecast and power resource models and plans; (viii) governmental relations and reporting; and (ix) oversight of the T&D Manager's operations and performance.

         Pursuant to Section 2(c) of the Act, LIPA and its subsidiary will not be subject to the provisions of the Act.


Background of the Proposed Transactions


         As the efforts of the NYSPSC to restructure the energy utility business of New York first began to take shape in the NYSPSC's Competitive Opportunities Proceeding in 1994, Dr. William J. Catacosinos, the Chief Executive Officer of LILCO, and Mr. Robert B. Catell, the Chief Executive Officer of Brooklyn Union and KeySpan, began exploratory discussions aimed at determining whether a business combination of LILCO and Brooklyn Union could provide a mutually beneficial platform for responding to the potential changes in regulation and the energy marketplace. Those discussions continued throughout 1994 and 1995.

         On October 13, 1994, LIPA and the New York Power Authority made a joint proposal to acquire all the outstanding LILCO common stock. That proposal was then superseded on June 20, 1995, by a proposal from LIPA to acquire all of the outstanding LILCO Common Stock. These offers were made by LIPA pursuant to its governing statute, the LIPA Act, which grants LIPA the statutory power to acquire LILCO's equity or debt securities or assets



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through a  negotiated  transaction,  by tender  offer or through the exercise of
LIPA's condemnation powers. These offers failed to result in negotiations between LILCO and LIPA.

         At various times during 1995 and 1996, representatives of LILCO and Brooklyn Union met for further discussions of issues associated with combining the two companies. Meanwhile, then Governor-elect George Pataki organized a task force on December 23, 1994, to evaluate the feasibility of a LIPA takeover of LILCO as proposed in October 1994 under then Governor Mario Cuomo. In September 1995, Governor Pataki announced his administration's commitment to formulate a State takeover of LILCO.

         In September 1995, LIPA retained Bear, Stearns & Co. Inc. ("Bear Stearns") as its financial advisors and in October 1995 retained the law firms of Winthrop Stimson Putnam & Roberts as its corporate counsel and Hawkins Delafield & Wood as its public finance counsel and the accounting firm of Price Waterhouse LLP.

         On December 5, 1995, the Proposal Evaluation Committee of the LIPA Board of Trustees issued a Technical Report which recommended a transaction structure under which LIPA would acquire substantially all of LILCO's assets, sell the generating assets to multiple buyers, sell the gas assets to another buyer and retain a private party to manage for LIPA's benefit the transmission and distribution system so acquired.

         In the wake of the release of the Technical Report, LILCO and Brooklyn Union renewed their discussions with respect to a possible business combination. The two chief executive officers met on February 7, March 1 and March 18, 1996, to discuss the structure, pricing and other material terms of a business combination and the potential involvement of LIPA with respect thereto.

         Discussions continued during the spring and summer of 1996 and a draft combination agreement was prepared by LILCO's outside counsel and delivered to Brooklyn Union on August 15, 1996. No agreement was reached on either price or corporate governance issues. Negotiations at that point were suspended. On December 29, 1996, the LILCO Board of Directors met and unanimously approved the original Agreement and Plan of Exchange ("Original Agreement") and the stock option agreements between LILCO and Brooklyn Union pursuant to which each party granted the other party the right, under certain circumstances, to purchase up to 19.9% of the outstanding common stock of such granting party ("Original Stock Option Agreements"). Also on December 29, 1996, the Brooklyn Union Board of Directors met and unanimously approved the Original Agreement and the Original Stock Option Agreements.

         Discussions between LILCO, Brooklyn Union and LIPA continued early in 1997, leading to the execution by LIPA, LILCO and Brooklyn Union of an "Agreement in Principle" dated as of March 19, 1997, which contemplated the execution of definitive agreements, the consummation of which would result in LIPA acquiring, through a stock transaction, the electric transmission and distribution system, the 18% interest in the Nine Mile Point 2 nuclear power station in upstate New York and the electric regulatory assets (as well as certain current assets related to LILCO's electric business) owned by LILCO, and assuming certain of LILCO's current liabilities, long-term debt obligations and preferred stock.

         LILCO and LIPA entered into the LIPA Agreement as of June 26, 1997, which contemplates the consummation of such transaction and, on the same day, LILCO and Brooklyn Union executed and delivered the Exchange and Merger Agreement, which amended and restated the Original Agreement, and pursuant to which Brooklyn Union consented to the execution by LILCO of the LIPA Agreement. On June 26, 1997, LILCO and Brooklyn Union also executed an Amended and Restated Brooklyn Union Stock Option Agreement and an Amended and Restated LILCO Stock Option Agreement (collectively, the "Amended Stock Option Agreements") each of which was amended by the Amendment Agreement. After the consummation of Brooklyn Union's binding share exchange with its then wholly-owned subsidiary, KeySpan, Brooklyn Union became a wholly-owned subsidiary of KeySpan and the Exchange and Merger Agreement was further amended, effective as of September 29, 1997, to substitute KeySpan for Brooklyn Union in the Combination.


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Description of the Proposed Transactions

         Overview

         Pursuant to the Exchange and Merger Agreement and the LIPA Agreement, there are three different possible business combinations that could result:

         1. The acquisition by the Company of the issued and outstanding common stock of KeySpan and LILCO (the "Combination").

         2. The acquisition by the Company of the issued and outstanding common stock of KeySpan and the gas assets and operations, non-nuclear generating assets and operations and common plant of LILCO (the "Transferred Assets") that will be transferred to subsidiaries (one or more of which may be limited liability companies) to be organized by the Company (the "Transferee Subsidiaries") and whose common stock or other equity interests will be owned by the Company (the "Modified Combination").


         3. The formation by LILCO of the Company and the acquisition by the Transferee Subsidiaries of such Transferred Assets (the "LIPA Transaction").

Any one of these alternative Transactions may occur, but for the purposes of this Application, the Company asks the Commission to consider only the Modified Combination and the LIPA Transaction.

         The Company seeks the Commission's approval of the acquisition by the Company of either (x) KeySpan and the Transferred Assets pursuant to the Modified Combination or (y) the Transferred Assets pursuant to the LIPA Transaction. Under the Modified Combination, the Company , through KeySpan and one or more Transferee Subsidiaries, would indirectly own and operate the existing gas utility system owned by Brooklyn Union as well as the gas utility system and non-nuclear generating facilities currently owned by LILCO . In addition, the Company, through one or more other Transferee Subsidiaries, would provide a comprehensive set of operational and management services to LIPA to assist LIPA in the operation of such electric system (which would continue to be owned by LILCO as a wholly-owned subsidiary of LIPA). Under the LIPA Transaction, the Company would own and, through the Transferee Subsidiaries, operate the gas utility system and non-nuclear generating facilities currently owned by LILCO and provide electric system operational and management services to LIPA.

         As described more fully infra, under the Modified Combination (i) shares of LILCO common stock ("LILCO Common Stock") will become the right to receive shares of common stock (the "Share Exchange"), par value $0.01 per share, of the Company ("Company Common Stock"), (ii) KeySpan will merge with a wholly-owned subsidiary of the Company (the "KeySpan Merger") and (iii) shares of KeySpan common stock ("KeySpan Common Stock") will be converted into shares of Company Common Stock, all pursuant to the Exchange and Merger Agreement, as amended by the Amendment Agreement.

         Pursuant to the LIPA Agreement, LILCO will merge with LIPA Acquisition Corp., a New York corporation ("LIPA Sub") to be formed as a wholly-owned subsidiary of LIPA. Upon consummation of the LIPA Transaction, LIPA Sub will be merged with and into LILCO, which will be the surviving corporation, for aggregate cash merger consideration of $2,497,500,000 (subject to adjustment), LILCO's Series AA Preferred Stock will be exchanged for Series AA preferred stock of the Company and each outstanding share of the LILCO Series CC Preferred Stock, Series GG Preferred Stock, Series QQ Preferred Stock and Series UU Preferred Stock (except for shares whose holders perfect their rights to obtain judicial appraisal thereof) will be canceled and converted into the right to receive cash in the applicable amounts set forth in the LIPA Agreement. Immediately prior to the consummation of the LIPA Transaction, LILCO will transfer to the Company, or one or more of the Company's wholly-owned subsidiaries (one or more of which may be limited liability companies), all of the Transferred Assets. A more complete description of the Modified Combination and the LIPA Transaction follows.

1.       The Modified Combination

         If the LIPA Transaction is consummated before or contemporaneously with the Combination, KeySpan and certain assets of LILCO will be combined pursuant to the Modified Combination. In that case, the transactions contemplated by the Exchange and Merger Agreement and the LIPA Agreement will be consummated as follows:

         i. The Transferred Assets will be transferred to the Company (which will transfer them to the Transferee Subsidiaries) in exchange for the Designated Number (as defined below) of shares of Company Common Stock and up to $75 million face amount of Company Preferred Stock (the "Private Placement Preferred Stock"). The "Designated Number" will be the number of shares of Company Common Stock representing the net fair market value of the Transferred Assets, as will be determined in good faith by KeySpan and LILCO, less the face amount of such Private Placement Preferred Stock;

         ii. LIPA Sub will merge with and into LILCO and the transactions contemplated by the LIPA Agreement will be consummated, and the cash merger consideration will be paid to an exchange agent as agent for the holders of LILCO Common Stock to subscribe for and purchase from the Company a number of shares of Company Common Stock, which number of shares, when added to the Designated Number, shall represent the number of shares of LILCO Common Stock issued and outstanding immediately prior to the consummation of the KeySpan Merger, other than LILCO dissenting shares, multiplied by 0.880; and

         iii. promptly thereafter, the KeySpan Merger will be consummated and each issued and outstanding share of KeySpan Common Stock, other than dissenting shares, will be converted into the right to receive one share of Company Common Stock and KeySpan will become a wholly-owned subsidiary of the Company.

2.       The LIPA Transaction


         The LIPA Agreement provides that LIPA Sub is to merge with and into LILCO, with LILCO to be the surviving corporation. Before the closing of the LIPA Transaction (the "LIPA Closing"), the Company will form the Transferee Subsidiaries which will enter into certain agreements in connection with the LIPA Transaction, which are referred to as the "Basic Agreements". Under the Basic Agreements, one or more of the Transferee Subsidiaries will provide: (1) certain management services on behalf of LIPA with respect to the operation and maintenance of the electric transmission and distribution system to be transferred to LIPA as part of the LIPA Transaction; (2) electric capacity and energy to LIPA from the generating plants that are among the Transferred Assets; and (3) energy management services to purchase fuel and electric capacity and energy and manage the scheduling and sale of electric capacity and energy on behalf of LIPA.

         Schedules A, B, F and G to the LIPA Agreement set out the principles and procedures to be used to decide which LILCO assets and properties will be part of the Transferred Assets and which will remain with LILCO as a subsidiary of LIPA. Generally, the Transferred Assets will consist of all those assets currently owned and employed by LILCO in the conduct of its gas distribution business, LILCO's non-nuclear electric generating assets located on Long Island, and certain common assets used by LILCO in the operation and management of LILCO's existing gas distribution, electric generation and electric transmission and distribution system . Attached as Exhibit E-2 is an estimated balance sheet for the Transferred Assets as of September 30, 1997, showing by asset category the original cost, vendor's book cost (including basis of determination) and applicable valuation and qualifying references.


         Immediately prior to the LIPA Closing, the Transferred Assets will be transferred to the Company (which will transfer them to the Transferee Subsidiaries) in exchange for (x) the Designated Number of shares of Company Common Stock and (y) the Private Placement Preferred Stock. LILCO will be obligated to sell the Private Placement Preferred Stock immediately prior to the LIPA Closing to one or more purchasers in a private placement. It is anticipated that the Private Placement Preferred Stock will: (i) have a final maturity date more than five years after the LIPA Closing, (ii) be non-voting (except as a result of the Company's failure to pay dividends for a specified period of time), (iii) be non-convertible, and (iv) have other terms and conditions to be determined at the time of sale.

         At the LIPA Closing, the shares of capital stock of LILCO will be treated as follows:

         i. Common and preferred shares held in treasury (the "Canceled Shares") will be canceled and retired.


         ii. Each issued and outstanding share of LILCO Common Stock, other than Canceled Shares and shares of LILCO Common Stock held by any dissenting shareholder, will be canceled and converted into the right to receive:
                  (a) an amount in cash equal to the cash merger consideration divided by the number of shares of LILCO Common Stock outstanding, and (b) a pro rata distribution of the Company Common Stock received by LILCO in exchange for the Transferred Assets.


         iii. Each holder of shares of LILCO Common Stock, other than shares held by any dissenting shareholders, will be deemed to have appointed an exchange agent as its agent to receive the cash otherwise due such holder and to use the cash to subscribe for shares of Company Common Stock. The total number of shares of Company Common Stock distributable to holders of LILCO Common Stock in respect of each share of LILCO Common Stock will include the number of distributable shares of Company Common Stock received by LILCO in exchange for the Transferred Assets, as well as the number of shares distributable from the purchase by the exchange agent of additional shares of Company Common Stock out of the cash purchase price and, in the aggregate, will equal:


                  (a) 0.880 of a share of Company Common Stock for each share of LILCO Common Stock (other than the dissenting shares) if the Combination is consummated concurrently with the LIPA Transaction, or

                  (b) one share of Company Common Stock for each share of LILCO Common Stock (other than the dissenting shares) if the Combination is not consummated concurrently with the LIPA Transaction.

         iv. Each issued and outstanding share of Series AA Preferred Stock of LILCO, other than Canceled Shares and shares of such preferred stock held by any dissenting shareholder, will be canceled and converted into the right to receive one fully paid and nonassessable share of preferred stock of the Company with identical rights (including dividend rates) and designations to the Series AA Preferred Stock.

          v. Each issued and outstanding share of LILCO Preferred Stock that is subject to optional redemption by LILCO at or before the closing date, other than Canceled Shares, will be redeemed for cash by LILCO not later than such closing date in accordance with the terms applicable to such shares.

          vi. Each issued and outstanding share of LILCO Preferred Stock, other than Canceled Shares, dissenting Preferred Shares, shares of Series AA Preferred Stock and redeemable preferred stock (collectively, the "Non-redeemable Preferred Stock"), will be canceled and converted into the right to receive cash in the amount of the sum of:
                  (x) the Make-Whole Amount and (y) accrued but unpaid dividends in respect of such shares through the closing date. As used in this Application, "Make-Whole Amount" means, with respect to such shares, an amount equal to the present value of:


                  (a) the face or liquidation preference amount of such share, and

                  (b) the remaining dividend payments due on such share between the LIPA Closing Date (defined below) and the applicable redemption date computed using a discount rate equal to the applicable Fair Market Rate divided by 0.95.


                  "Fair Market Rate" is defined as the Generic General Obligation Fair Market Yield for Baa rated Low/Medium Coupon General Municipal Obligations at the time of the computation as reported on Bloomberg, with a maturity most nearly equal to the period between cancellation and final redemption of such series of Non-redeemable Preferred Stock. The period between cancellation and redemption refers to the period between the closing date of the LIPA Transaction (the "LIPA Closing Date") and:


                  (a) August 1, 2002, with respect to the Series CC Preferred Stock;

                  (b)      March  1,  1999,   with  respect  to  the  Series  GG
                           Preferred Stock;

                  (c) May 1, 2001, with respect to the Series QQ Preferred Stock; and

                  (d) October 16, 2018, with respect to the Series UU Preferred Stock.

                  The amount by which the aggregate amount payable exceeds 100% of the aggregate face or liquidation preference amounts for all shares of Non-redeemable Preferred Stock shall be paid by the Company to LILCO promptly after the LIPA Closing.

         The cash merger consideration is based upon the assumption that the total long term indebtedness of LILCO on the LIPA Closing Date will not exceed $3,576,000,000 (the "Retained Debt Amount"). The Retained Debt Amount will be adjusted based upon LILCO's net book value, as reflected on LILCO's audited consolidated balance sheet as of such date, as follows. The Retained Debt Amount will be either:


          i. increased by the amount, if any, by which the net book value of the Retained Assets exceeds $2,500,800,000; or

          ii. decreased by the amount, if any, by which the net book value of the Retained Assets is less than $2,500,800,000.


         As of the LIPA Closing Date, the Company will, and will cause each of the Transferee Subsidiaries to, execute and deliver promissory notes (the "Promissory Notes") on the following terms:


          i. The aggregate principal amount will be equal to the excess, if any, of the indebtedness of LILCO outstanding on such date over the Retained Debt Amount.

          ii. The rates and maturities will correspond to each portion of debt underlying the indebtedness of LILCO on such date; provided, however, that the interest and principal payment dates will be adjusted to require payment by the Company 30 days prior to the corresponding payment dates on the underlying debt.

         LILCO currently has a series of 7.3% Debentures due July 15, 1999, with an approximate aggregate principal amount currently outstanding of $397 million, and a series of 8.20% Debentures due March 15, 2023, with an approximate aggregate principal amount currently outstanding of $270 million. Subject to obtaining all required consents, the Company will assume these obligations as of the LIPA Closing Date pursuant to an exchange offer to be registered on Form S-4 with the Commission. Certain other tax-exempt authority financing notes will be identified by the parties to the LIPA Agreement and economically allocated to the Company.

         Reasons for the Transactions


         KeySpan and LILCO believe that the combined company, its shareholders and its customers can benefit significantly from the strategic benefits which they expect to result from the Transactions, which include the following:

         o Customers of Brooklyn Union and LILCO will realize lower rates as a result of the synergy savings anticipated to be realized through the combination of certain aspects of the companies' operations .

         o LILCO's current electric customers will realize substantially lower rates as a result of LIPA's exemption from payment of federal income tax and its refinancing of LILCO's debt with tax-exempt financing.


         o The greater financial and operational resources available to the Company should create a stronger competitor in the continuing development of a competitive energy marketplace.

         o Shareholders of both KeySpan and LILCO will have the opportunity to participate in the upside potential of the convergence of gas and electric companies within the energy industry. The Company is expected to create a platform to market, trade and arrange physical delivery of energy products and related services on a large scale to major market areas.


         o By combining certain aspects of the businesses of KeySpan and LILCO as separate subsidiaries owned by a holding company, the Company should benefit from greater flexibility in conducting and financing non-regulated operations than is currently available to either Brooklyn Union (as the principal utility subsidiary of KeySpan) or LILCO. The Company should also have greater flexibility to invest in new lines of business than is currently available to either Brooklyn Union or LILCO. With greater flexibility to raise and commit capital to non-regulated operations in the energy business, the Company will be better positioned to take advantage of the market opportunities presented in the increasingly competitive energy industry.

         KeySpan and LILCO believe that these strategic benefits will be further enhanced through consummation of the LIPA Transaction. The estimated net after-tax proceeds of approximately $1.7 billion will provide the Company with substantial financial resources that KeySpan and LILCO anticipate will be used, in part, to make acquisitions that will complement the operations of the Company. Particularly in light of the significant proposed restructurings, divestitures and acquisitions announced by energy utilities in New York State and elsewhere in the United States, the Company should be well positioned financially to take advantage of the increased opportunities which are likely to be presented over the next several years to expand its business. No determination with respect to any such acquisition opportunity has yet been made by either KeySpan or LILCO, although as a condition to obtaining approval by the New York Public Authorities Control Board ("PACB"), the Company is committed to investing $1.3 billion in Long Island over the next decade, a substantial portion of which is anticipated to be in natural gas infrastructure.

Item 2.   Fees, Commissions and Expenses.

         The fees, commissions and expenses to be paid or incurred by the Company, KeySpan (or Brooklyn Union) and LILCO in connection with the proposed Transactions including, but not limited to, the reorganization, mergers, solicitation of proxies, registrations and other related matters, are estimated as follows:

Commission filing fee relating to Joint Proxy
Statement/Prospectus and
Registration Statement on Form S-4                               $1,469,000


Commission filing fee relating to the Registration

Statement on Form S-4 with respect to the debt
exchange                                                           $198,000

Auditors' Fees                                                   $2,712,000

Legal Fees                                                      $15,200,000

Printing                                                         $2,000,000

Investment Bankers' Fees                                        $31,800,000

Miscellaneous                                                    $2,278,000

Total                                                           $55,657,000



Item 3.  Applicable Statutory Provisions.


         The following sections of the Act are directly or indirectly applicable to the proposed Transactions: Section 9(a)(2) and Section 10. To the extent that other sections or rules are deemed applicable to the Transactions, such sections and rules should be considered to be set forth in this Item 3.

         Section 9(a)(2) makes it unlawful, without approval of the Commission under Section 10, "for any person . . . to acquire, directly or indirectly, any security of any public utility company, if such person is an affiliate . . . of such company and any other public utility or holding company, or will by virtue of such acquisition become such an affiliate." By virtue of the LIPA Transaction, the Company will become an affiliate of the Transferee
Subsidiaries, which will include a "gas utility company" (Gas East Gas Corp.) and an "electric utility company" (Genco) as those terms are defined in the Act and, by virtue of the Modified Combination, the Company will become an affiliate of Brooklyn Union (as the principal public utility of KeySpan), another "gas utility company". Accordingly, Section 9(a)(2) requires approval by the Commission of each proposed Transaction under Section 10. The Company believes that each proposed Transaction meets the requirements of Section 9(a)(2) and
Section 10.

         The Transactions and the requests contained in this Application are well within the precedent of transactions approved by the Commission as consistent with the Act. In addition, a number of the recommendations made by the Division of Investment Management (the "Division") in the report issued by the Division in June 1995 entitled "The Regulation of Public Utility Holding Companies" (the "1995 Report") support the Applicant's analysis. The Commission's approval of the Transactions would be consistent with previous Commission rulings (see, e.g., CINergy Corp., Holding Co. Act Release No. 26146 (Oct. 21, 1994)), and would also be consistent with the Division's overall recommendation in the 1995 Report that the Commission "act administratively to modernize and simplify holding company regulation. . . and minimize regulatory overlap, while protecting the interests of consumers and investors," since, as demonstrated below, the Transactions will benefit both consumers and shareholders of the Company, and the other federal and state regulatory authorities with jurisdiction over the Transactions will have approved it as in the public interest.


1.       Section 10(b)

          Section 10(b) provides that, if the requirements of Section 10(f) are satisfied, the Commission shall approve an acquisition under Section 9(a) unless:

         (i) such acquisition will tend towards interlocking relations or the concentration of control of public utility companies, of a kind or to an extent detrimental to the public interest or the interest of investors or consumers;

         (ii) in case of the acquisition of securities or utility assets, the consideration, including all fees, commissions, and other remuneration, to whomsoever paid, to be given, directly or indirectly, in connection with such acquisition is not reasonable or does not bear a fair relation to the sums invested in or the earning capacity of the utility assets to be acquired or the utility assets underlying the securities to be acquired; or

         (iii) such acquisition will unduly complicate the capital structure of the holding company system of the applicant or will be detrimental to the public interest or the interests of investors or consumers or the proper functioning of such holding company system.

2.       Section 10(c)

         Section 10(c) of the Act provides that, notwithstanding the provisions of Section 10(b), the Commission shall not approve:

         (i) an acquisition of securities or utility assets, or of any other interest, which is unlawful under the provisions of
                  Section 8 or is detrimental to the carrying out of the provisions of Section 11; or

         (ii) the acquisition of securities or utility assets of a public utility or holding company unless the Commission finds that such acquisition will serve the public interest by tending towards the economical and the efficient development of an integrated public utility system.

3.       Discussion


Treatment of the T&D Manager under Section 2(a)(3)

         Section 2(a)(3) of the Act defines an "electric utility company" as "any company which owns or operates facilities used for the generation, transmission or distribution of electric energy for sale".

         The T&D Manager will provide a broad range of services (collectively, the "O&M Services") to LIPA in connection with the transmission and distribution system that will be owned by LIPA's wholly-owned subsidiary after consummation of the LIPA Transaction or the Modified Combination.

         O&M Services will include development, engineering, design, construction and construction management, long-term operations and maintenance, fuel procurement, management and supervision, technical and training, administrative support, and any other managerial or technical services required to operate and maintain the transmission and distribution system to be owned by LIPA (the "T&D System").

         The T&D Manager will provide O&M Services using its own workforce, as well as personnel and resources of certain of its affiliates. The T&D Manager's use, if any, of personnel from such affiliates would be made pursuant to the NYSPSC's order approving the Combination. Such order requires that such affiliates be reimbursed by the respective nonutility business of the Company for the fully allocated cost of any services provided to the T&D Manager, or to any nonutility associate, plus 10%.

         In evaluating the activities of the T&D Manager, the Applicant believes that the following factors demonstrate that, consistent with the precedents referred to above, the T&D Manager is not "an electric utility company":

                  o The T&D Manager will not have any ownership interest in transmission, distribution or generation facilities except for certain common plant. See
                           Section 3.1(A) of the Management Services Agreement entered into by LIPA and LILCO (the latter on behalf of the T&D Manager) (the "MSA").

                  o The T&D Manager may not transmit or distribute electricity except that obtained by, on behalf of or with the approval of LIPA (MSA Section 4.1(B)).

                  o Although the T&D Manager is granted authority to conduct the day-to-day operations of the T&D System, LIPA "retains the ultimate authority and control over the assets and operations of the T&D System and the right to direct the [T&D] Manager" (MSA Section 4.5(A)).

                  o Among the specific rights reserved by LIPA (see MSA Section 4.5(A)) are, among others, the right to determine all rates and charges and service rates; policies applicable to the O&M Services; review and approval of all annual operating and capital expenditure budgets; the determination of the long-range strategic plan for the T&D System; the right to determine customer service programs and customer and public communications policy; review and approval of all power resource plans for the T&D System; the determination of all energy efficiency and conservation and load management plans; control over all financing aspects for the T&D System; overall legal and governmental relations responsibilities for the T&D System; and general oversight of the T&D Manager and policymaking for the T&D System.

                  o All major capital improvements and public works improvements to the T&D System will be owned by LIPA and must be approved by LIPA in writing before commenced (MSA Sections 5.1(A) and 5.4).

                  o The T&D Manager will receive a fixed management fee of $10 million per year, which may be adjusted up or down based on cost savings and its performance on a variety of T&D System criteria (including system reliability and safety). The T&D Manager's fee will not vary based on the amount of electricity purchased, produced or distributed, the level of customer rates or T&D System revenues.

                  o Upon the occurrence of a variety of events of default (and, in some cases, a failure to cure within the prescribed cure period), LIPA may terminate the T&D Manager and require it to facilitate the appointment of a successor entity to serve as LIPA's manager (MSA Sections
                           7.1-7.5).

Both in terms of the MSA provisions described above and in terms of the actual operations of the T&D System contemplated by the parties, the T&D Manager is not performing the policymaking functions that would require a conclusion that it should be classified as an "electric utility company" under Section 2(a)(3) of the Act. The public interest of electric consumers will in this instance be fully satisfied by the direct power and authority exercised by LIPA as both the owner of the T&D System and the state agency charged by the New York State legislature with the power and responsibility to regulate electric rates on Long Island.

Section 10(b)(1).

         It is well settled that the public interest is to be judged primarily in the context of the problems with which the Act was designed to deal, as set forth in Section 1(b) thereof. Vermont Yankee Nuclear Power Corporation, 43 S.E.C. 693, 700 (1968), rev'd on other grounds, 413 F.2d 1052 (D.C. Cir. 1969).
Viewed from this perspective, the Transactions in no way contradict the requirements of Section 10(b)(1). As described below, none of the Transactions will tend toward interlocking relationships or concentrations of control that would be detrimental to the public interest or the interest of investors or consumers.

         Interlocking Relationships. The Modified Combination will not result in interlocking relationships and concentrations of control of a kind or to an extent detrimental to the public interest or the interest of investors or consumers. Following the Modified Combination, there will exist among the Company and its public utility subsidiaries interlocking directors and officers only of such nature and to such extent as normally exist in public utility holding company systems among affiliated and associated companies. See CIPSCO, Inc., Holding Co. Act Release No. 25152, 47 S.E.C. Docket 174, 178
(1990).

         Upon completion of the Combination , Dr. William J. Catacosinos, currently Chairman and Chief Executive Officer of LILCO, will become Chairman and Chief Executive Officer of the Company. Mr. Robert B. Catell, currently Chairman and Chief Executive Officer of KeySpan and Brooklyn Union, will become President and Chief Operating Officer of the Company. One year after the closing of the Combination or Modified Combination, Mr. Catell will succeed Dr. Catacosinos as Chief Executive Officer, with Dr. Catacosinos remaining as Chairman.


         The Board of Directors of the Company will consist of fifteen members: six to be designated by the KeySpan Board; six to be designated by the LILCO Board; and three to be jointly selected by a committee consisting of two current KeySpan directors and two current LILCO directors. This combination of existing KeySpan and LILCO management is necessary to fully integrate the two corporations and will help enable the Company to realize the expected synergies from the Modified Combination and will, therefore, be in the public interest and the interest of investors and consumers.


         If only the LIPA Transaction occurs, it is expected that the Company would have substantially the same officers and directors as LILCO has today. Since the utility operations conducted by the Company through the Transferee Subsidiaries in such event would be the same as those that are currently conducted by LILCO as a single entity, the interlocking relationships among the Company and the Transferee Subsidiaries that will conduct utility operations will not implicate any policy concern expressed in Section 10(b)(1). In this scenario, moreover, there will be a complete absence of interlocking relationships between the officers and trustees or directors of LIPA and LILCO (as LIPA's subsidiary), on the one hand, and the Company and the Transferee Subsidiaries, on the other. As a result, the ownership and control of LILCO's existing electric transmission and distribution system will be severed from any interlocking relationship with LILCO's existing gas utility services and the non-nuclear electric generation business.


         Concentration of Control. Section 10(b)(1) is intended to avoid "an excess of concentration and bigness" while preserving the "opportunities for economies of scale, the elimination of duplicate facilities and activities, the sharing of production capacity and reserves and generally more efficient operations" afforded by the coordination of local utilities into an integrated system. American Electric Power Co., 46 S.E.C. 1299, 1309 (1978). In applying
Section 10(b)(1) to utility acquisitions, the Commission must determine whether the acquisition will create "the type of structures and combinations at which the Act was specifically directed." Vermont Yankee Nuclear Power Corporation, 43 S.E.C. at 700. As discussed below, none of the Transactions will create a "huge, complex, and irrational system" of a type at which the Act is directed, but
rather  will  afford  the   opportunity  to  achieve   economies  of  scale  and
efficiencies which are expected to benefit investors and consumers. American Electric Power Co., 46 S.E.C. 1299, 1307 (1978).


         The Commission has rejected a mechanical size analysis under Section 10(b)(1) in favor of assessing the size of the resulting system with reference to the efficiencies and economies that can be achieved through the integration and coordination of utility operations. American Electric Power Co., 46 S.E.C. at 1309. More recent pronouncements of the Commission confirm that size alone is not determinative. Thus, in Centerior Energy Corp., Holding Co. Act Release No. 24073 (April 29, 1986), the Commission stated flatly that a "determination of whether to prohibit enlargement of a system by acquisition is to be made on the basis of all the circumstances, not on the basis of size alone." See also
Entergy Corp., Holding Co. Act Release No. 25952 (December 17, 1993). In addition, the Division recommended in the 1995 Report that the Commission's analysis of merger and acquisition transactions be flexible, with emphasis on whether any Transaction creates an entity subject to effective regulation and is beneficial for stockholders and customers as opposed to focusing on rigid, mechanical tests. 1995 Report at 73-4.


         The utility operations of the Company will remain subject to regulation by the NYSPSC and the business combination of LILCO and Brooklyn Union (as the principal public utility of KeySpan) will not increase the size of the utility systems at issue and will result in the combination of two utilities with contiguous service territories. If the Modified Combination is consummated, the combined utility operations of the Company will be smaller than those of two other gas and electric utility systems in the State of New York and will consist solely of providing gas utility services to the contiguous service areas currently served by Brooklyn Union and LILCO, the ownership of electric generating facilities located on Long Island and the management under an agreement with LIPA of the electric transmission and distribution system and related assets to be acquired by LIPA through its stock acquisition of LILCO. In that event, the retail electric utility operations currently conducted by LILCO and its nuclear generating assets will be owned and regulated by LIPA, a New York State governmental agency specifically organized and authorized by the State for that purpose.

         If only the LIPA Transaction is consummated, the Company's operations will be smaller than LILCO's current operations by reason of the divestiture of the electric transmission and distribution system and nuclear generating assets.


         Consummation of the Modified Combination would result in a holding company whose management will be based in the New York City metropolitan area and whose combined public utility service area will consist of five counties in the southeastern part of the State of New York, portions of three of which are in Brooklyn Union's service territory (all within the City of New York) and portions of three of which are in Gas East Gas Corp.'s service territory. If only the LIPA Transaction is consummated, the Company's management will be based in the same area and its service area will be limited to the three counties in New York State currently served by LILCO. Accordingly, regardless of which of the Transactions is consummated, the Company will have the appropriate local focus to realize the synergies and related cost savings that are a significant purpose of the Transactions. In considering these Transactions pursuant to
Section 10(b)(1) of the Act in light of Section 1(b)(4) thereof, there is no basis for concluding that any of the Transactions will involve the growth or extension of a holding company that bears no relation to economies of management and operation or the integration and coordination of related operating properties.

         As the Commission noted in Northeast Utilities, Holding Co. Act Release No. 25221, 47 SEC Docket 1270 (December 21, 1990), supplemented, Northeast Utilities, Holding Co. Act Release No. 25273 (March 15, 1991), aff'd, City of Holyoke Gas & Elec. Dept. v. S.E.C., 792 F.2d 358 (D.C. Cir. 1992), the "antitrust ramifications of an acquisition must be considered in light of the fact that public utilities are regulated monopolies and that federal and state administrative agencies regulate the rates charged consumers." Filings were made with the Department of Justice (the "DOJ") and the Federal Trade Commission (the "FTC") under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), describing the effects of the Modified Combination on competition in the relevant market and the applicable waiting periods have now expired. As the LIPA Transaction involves an acquisition by a state agency, it is exempt from the filing requirements of the HSR Act, pursuant to a longstanding federal policy of limiting federal antitrust review of transactions undertaken by states.

         The competitive impact of each Transaction was fully considered by the FERC before it approved each such Transaction . In addition, the NYSPSC fully considered the competitive impact of the Combination before it approved the Combination. A detailed explanation of the reasons why the Combination will not threaten competition in relevant geographic and product markets is set forth in the market study and supporting testimony included in the Application of LILCO filed with the FERC and the Joint Application of LILCO and Brooklyn Union filed with the NYSPSC. The Commission may appropriately rely upon the FERC with respect to such matters. Entergy Corporation, supra, citing City of Holyoke Gas & Electric Dept. v. S.E.C., 972 F.2d at 363-64, quoting Wisconsin Environmental Decade, Inc. v. S.E.C., 882 F.2d 523, 527 (D.C. Cir. 1989).


Section 10(b)(2).

         Section 10(b)(2) requires the Commission to determine whether the consideration to be given to the holders of KeySpan Common Stock and LILCO Common Stock in connection with the Transactions is reasonable and whether it bears a fair relation to the investment in, and earning capacity of, the utility assets underlying the securities being acquired.

         The investment banking firms of Merrill Lynch, Pierce, Fenner & Smith Incorporated ("Merrill Lynch") and Dillon, Read & Co. Inc. ("Dillon Read") have passed upon the fairness of the ratio at which shares of KeySpan Common Stock will be converted into shares of Company Common Stock and the ratio at which shares of LILCO

Common Stock will be converted into shares of Company Common Stock under the Modified Combination. The opinions also pass upon the ratios applicable to the Combination. The Merrill Lynch opinion is attached hereto as Exhibit F-3. The Dillon Read opinion is attached hereto as Exhibit F-4.

         Moreover, the fairness of the consideration involved in the Modified Combination is evidenced by the fact that the ratios are the product of extensive and vigorous arms-length negotiations between Brooklyn Union (prior to the restructuring with KeySpan) and LILCO, and by the fact that the Exchange and Merger Agreement was approved by the Boards of Directors of Brooklyn Union (prior to the restructuring with KeySpan) and LILCO acting in accordance with their fiduciary duties to their respective shareholders and by the shareholders of each of Brooklyn Union and LILCO at meetings held on August 7, 1997.

         With respect to the LIPA Transaction, the fairness of the terms thereof to the shareholders of LILCO is also addressed in the Dillon Read opinion and likewise reflected extensive and vigorous arms-length negotiations between LILCO and LIPA and is approved by the LILCO Board and the shareholders of LILCO. These negotiations were preceded by thoughtful analysis and evaluation of the assets, liabilities and business prospects of each of the respective companies, including the investment in, and earning capacity of, the utility assets underlying the securities being acquired, and involved careful due diligence by both parties.

         In addition, the fees, commissions and expenses incurred and to be incurred in connection with the Transactions are reasonable and fair in light of their size and nature. As set forth in Item 2 of this Application, LILCO and KeySpan together expect to incur a combined total of approximately $55.4 million in fees, commissions and expenses in connection with the Transactions. By contrast, The Cincinnati Gas & Electric Company and PSI Resources Inc. incurred $47.1 million in fees, commissions and expenses in connection with their reorganization as subsidiaries of CINergy Corporation; Northeast Utilities alone incurred $46.5 million in fees, commissions and expenses in connection with its acquisition of Public Service Company of New Hampshire; and Entergy Corporation alone incurred approximately $38 million in fees, commissions and expenses in connection with its acquisition of Gulf States Utilities -- all of which amounts were approved as reasonable by the Commission. See CINergy, supra; Northeast Utilities, Holding Co. Act Release No. 25548 (June 3, 1992); Entergy Corp., supra. Consequently, the consideration and fees underlying the acquisition of securities contemplated by the Modified Combination meet the standards of
Section 10(b)(2).


         The Company believes the fees payable to Merrill Lynch and Dillon Read are comparable to the fees paid to investment banks in other merger and acquisition transactions comparable in terms of the size and nature of services rendered. Finally, the fees paid to Merrill Lynch and Dillon Read reflect the competition of the marketplace. Investment banking firms actively compete with each other to act as financial advisors to merger partners and the fees charged by the investment banks in the Modified Combination (and in others) reflect this competition for services.

Section 10(b)(3).

         Section 10(b)(3) requires the Commission to determine whether the Transactions will unduly complicate the Company's capital structure or will be detrimental to the public interest, the interests of investors or consumers or the proper functioning of the Company's system.


         Capital Structure: The consolidated capital structure of the Company after either Transaction will not be unduly complicated. Upon completion of either the Modified Combination or the LIPA Transaction, the authorized capital stock of the Company will consist of 450,000,000 shares of common stock, par value $.01 per share, and 100,000,000 shares of preferred stock, par value $.01 per share, and up to $1.8 billion of debt, including taxable and tax-exempt debt, and the Promissory Notes (approximately $900 million of debt if only the LIPA Transaction is consummated). In the Modified Combination, the shareholders of LILCO and KeySpan will receive shares of Company Common Stock; in the LIPA Transaction, only the shareholders of LILCO will receive shares of Company Common Stock. After the Modified Combination, the Company will own 100% of the common stock of KeySpan and the Transferee Subsidiaries . If only the LIPA Transaction is consummated, then the Company will own 100% of the common stock of the Transferee Subsidiaries and no equity interest in KeySpan.

         In the Modified Combination, it is anticipated that the Company will organize several Transferee Subsidiaries to engage in various operations, including subsidiaries to provide gas utility services to the public in LILCO's and Brooklyn Union's current gas service territories, a subsidiary to own and operate the non-nuclear power generating plants currently owned by LILCO and one or more other subsidiaries to engage in energy management and purchasing activities, to hold and develop real estate constituting a portion of the Transferred Assets and to engage in other activities, including providing corporate services to the Company and its other subsidiaries. For corporate planning and tax purposes, some or all of these Transferee Subsidiaries may be organized as limited liability companies.

         The Company and each Transferee Subsidiary that is an "electric utility company" or "gas utility company" as defined in the Act will be organized under the laws of New York. It is not anticipated that any person or entity other than the Company or another Transferee Subsidiary will have any equity interest in any Transferee Subsidiary. Since no equity interests in any of the Transferee Subsidiaries will be held by any person other than the Company or its subsidiaries, the Congressional concerns about complex holding company structures and the pyramiding of levels of ownership will not in any event apply to the Company's determination to organize one or more Transferee Subsidiaries as limited liability companies. The Company anticipates that one or more Transferee Subsidiaries will seek to obtain third party debt financing. Any such debt financing incurred by the Transferee Subsidiary that conducts the gas utility business now conducted by LILCO will be subject to the approval of the NYSPSC and any debt incurred by any other Transferee Subsidiary that provides cost-based services to LIPA in connection with the electric utility business to be conducted by LIPA through LILCO will have negotiated limitations on the pass-through of any third party debt financing costs pursuant to the applicable services agreement between LIPA and the relevant Transferee Subsidiary.

         Protected  Interests:  As more fully set out below in the discussion of
Section 10(c)(2), the Modified Combination is expected to result in substantial cost savings to the regulated utility customers of both Brooklyn Union and LILCO. The LIPA Transaction by itself will result in substantial rate decreases for LILCO's electric customers. Each Transaction will benefit the shareholders of the affected companies through participation in the upside potential of the convergence of gas and electric companies. Each Transaction also is expected to result in further benefits due to greater flexibility in conducting and financing non-regulated activities. Each of the Transactions will, therefore, be in the public interest and the interests of investors and consumers, and will not be detrimental to the proper functioning of the resulting holding company system. Moreover, as noted by the Commission in Entergy Corporation, Holding Co. Act Release No. 25952 (December 17, 1993), "concerns with respect to investors' interests have been largely addressed by developments in federal securities laws and the securities markets themselves." The Company will be a reporting company subject to the continuous disclosure requirements of the Securities Exchange Act of 1934 (the "1934 Act") following consummation of any of the Transactions .

Section 10(c)(1).

         Section 10(c)(1) requires that an acquisition be lawful under Section 8 and not be detrimental to the carrying out of the provisions of Section 11. Sections 8 and 11, by their terms, apply only to registered holding companies and since, as discussed more fully infra, the Company and its utility subsidiaries will be exempt from registration under the provisions of Section 3(a)(1) of the Act, the Transactions are not unlawful under Section 8 nor detrimental to the carrying out of the provisions of Section 11 of the Act. However, even if these sections were applied to exempt holding companies, the Transactions would not be unlawful as there is no state law, regulation or policy against combination companies (those with gas and electric operations) and the conditions of Section 11 would, in any event, be met.


         Section 8 prohibits registered holding companies from acquiring, owning interests in or operating both a gas and an electric utility serving substantially the same area if state law prohibits it. As discussed above, none of the Transactions raises any issue under Section 8 or, accordingly, the first clause of Section 10(c)(1). Indeed, Section 8 indicates that a registered holding company may own both gas and electric utilities where, as here, the relevant state utility commissions support such an arrangement.

         The Commission has previously determined that an exempt holding company can own both gas and electric assets and operations so long as the relevant state authorities agreed and could continue to provide effective regulation of the combined company. See WPL Holdings, Inc., Holding Co. Act Release No. 24590 (February 26, 1988), aff'd in part and rev'd in part sub non. Wisconsin's Environmental Decade, Inc. v. SEC, 882 F.2d 523 (D.C. Cir. 1989), reaffirmed Holding Co. Act Release No. 25377 (September 18, 1990). As discussed below, this Application requests the Commission's concurrence that the Company will be an exempt holding company pursuant to Section 3(a)(1) of the Act. Moreover, the Combination has been approved by the NYSPSC, the LIPA Transaction has been approved by the PACB and the transfer of the Transferred Assets in connection with the LIPA Transaction has been approved by the NYSPSC. In addition, the gas rates to be charged by the Company after the closing will be subject to regulation by the NYSPSC and the electric rates to be charged after the closing will be regulated by LIPA if either the Modified Combination or the LIPA Transaction is consummated. Based on the text of Section 11, the Commission's precedents, the transaction-based New York State governmental approvals that must be obtained before any Transaction can be completed and the continuing direct New York State governmental regulation of both gas and electric rates after closing under any of the Transactions, the Company's ownership and operation on an intrastate basis of the gas and electric utility systems should satisfy the requirements of Sections 8 and 11 and not require Commission consideration of the question of registered combination companies.

         As previously stated, Section 10(c)(1) also requires that an acquisition not be detrimental to carrying out the provisions of Section 11.
Section 11(a) of the Act requires the Commission to examine the corporate structure of registered holding companies to ensure that unnecessary complexities are eliminated and voting powers are fairly and equitably distributed. Moreover as described below, none of the Transactions will result in unnecessary complexities or unfair voting powers.

         Section 11(b)(1) of the Act generally requires a registered holding company to limit its operations to a "single integrated public-utility system, and to such other businesses as are reasonably incidental, or economically necessary or appropriate to the operations of such integrated public utility system." The combined utility assets of BL Holding Corp. will not together constitute an "integrated public-utility system" within the meaning of the Act, but, instead, each separate system (i.e., the gas utility operations and the electric utility operations) will remain an integrated public utility system as more fully described below.

         Section 11(b)(1) makes provision for the acquisition and retention of more than one integrated system only if the requirements of Section
11(b)(1)(A)-(C) ("ABC clauses") are satisfied. By its terms, however, Section 11(b)(1) applies only to registered holding companies. The Commission has previously determined that a holding company may acquire utility assets that will not, when combined with the acquiring company's existing utility assets, make up an integrated system or comply fully with the ABC clauses, provided that there is de facto integration of contiguous utility properties and the holding company will be exempt from registration under Section 3 of the Act following the acquisition. See, e.g., TUC Holding Company, et al., Holding Co. Act Release No. 26749 (August 1, 1997). Despite the believed inapplicability of Section 11, the proposed Transactions discussed herein do, in any event, meet the conditions of Section 11(b)(1).

         The respective service territories of the gas systems are contiguous and each of the gas systems will be coordinated administratively. The Combination under a holding company structure will not give rise to any of the abuses, such as ownership of scattered utility properties, inefficient operations, lack of local management or evasion of state regulation, that
Section 11(b)(1) and the Act generally were intended to address. Furthermore, the combination of the utility systems will have no effect upon the ability of ratemaking authorities to carry out their statutory duties.

Integrated Public Utility System

         Because Section 2(a)(29) specifies separate definitions for gas and electric systems, the Commission has historically taken the view that gas and electric properties together cannot constitute a single integrated public utility system. See New Century Energies, Inc., supra at 286, citing SEC v. New England Electric System, 384 U.S. 176,

178 n.7; In the Matter of Columbia Gas & Electric Corporation, Holding Co. Act Release No. 2477, 8 S.E.C. 443, 462-463 (Jan. 10, 1941). However, Commission
authority is equally clear that Section 10(c)(2) does not limit Commission approval to acquisitions resulting in only one integrated system. "[W]e have indicated in the past that acquisitions may be approved even if the combined system will not be a single integrated system. Section 10(c)(2) requires only that the acquisition tend "towards the economical and the efficient development of an (emphasis in the original) integrated public-utility system." See Gaz Metropolitain, Inc., supra note 13 at 192, quoting In the Matter of Union Electric Company, Holding Co. Act Release No. 18368, 45 S.E.C. 489, 505 (April 10, 1974), aff'd without op. sub nom. City of Girardeau, Missouri v. S.E.C., 521 F.2d 324 (D.C. Cir. 1975). See also, New Century Energies, supra.

         Section 2(a)(29)(B) defines an "integrated public utility system" as applied to gas utility companies as:

           a system consisting of one or more utility companies which are so located and related that substantial economies may be effectuated by being operated as a single coordinated system confined in its operations to a single area or region, in one or more States, not so large as to impair (considering the state of the art and the area or region affected) the advantages of localized management, efficient operation, and the effectiveness of regulation: Provided, that gas utility companies deriving natural gas from a common source of supply may be deemed to be included in a single area or region.

The Gas East Gas Corp./Brooklyn Union gas utility system will meet the standard set forth in Section 2(a)(29)(B) and, therefore, will satisfy the requirements of Sections 10(c)(1) and (2) and should be approved by the Commission. The operational relationships, described below, respecting LILCO and Brooklyn Union will continue with respect to Gas East Gas Corp. and Brooklyn Union upon acquisition of LILCO's gas operations by Gas East Gas Corp.

         First, LILCO's and Brooklyn Union's gas systems are already physically interconnected. LILCO's and Brooklyn Union's gas supplies are transported by the same four interstate pipelines under FERC jurisdiction from domestic and Canadian supply sources to the New York City gate. The annual capacity available for such transportation from Transcontinental Gas Pipeline Company, Texas Eastern Transmission Corporation, Iroquois Gas Transmission System and Tennessee Gas Pipeline Company total about 275 MMDth (LILCO -- 100 MMDth and Brooklyn Union -- 175 MMDth). During the winter, this capacity is supplemented by approximately 60MMDth of capacity (LILCO -- 24 MMDth and Brooklyn Union -- 36 MMDth) from mostly the same market area storage services from three of these pipelines (excluding Iroquois) plus Consolidated Natural Gas Company. Both LILCO and Brooklyn Union contract with the same companies for production area storage.

         LILCO and Brooklyn Union contract for firm long term supply and spot gas supplies of about 275 MMDth that are transported under firm transport. This is supplemented by spot purchases under interruptible capacity. In LILCO's case, this brings the total annual deliveries to about 140 MMDth which is split 50/50 between the gas and electric system. For Brooklyn Union, total gas purchases of about 175 MMDth is provided to gas customers only.

         LILCO has two direct physical interconnections with Brooklyn Union. One is a transmission custody transfer point between the two gas systems and the other is an interconnection from LILCO's 60 psig system into Brooklyn Union's low pressure system.

         The primary interconnection between LILCO and Brooklyn Union is via the Cambria Heights Bi-directional Metering Station in Cambria Heights, Queens. The Cambria Heights station is owned and operated by Brooklyn Union and resides within Brooklyn Union's service territory. This station is bi-directional in that it is capable of metering gas flow in either direction (into LILCO's service territory or into Brooklyn Union's service territory). The station connects LILCO's and Brooklyn's 350 psig transmission systems.

         The second interconnection between LILCO and Brooklyn Union is the Woodmere Meter Station. This station provides support to Brooklyn Union's low pressure system during peak load periods. The station is located in LILCO's service territory and provides service to Brooklyn Union via a 60 psig to 6" water column regulator station. This station has a separate meter account number and is billed to Brooklyn Union at LILCO's standard commercial gas tariff rate for firm service.

         LILCO receives its interstate gas supply in part by displacement via the New York Facilities System. The New York Facilities System consists of Brooklyn Union, Con Edison and LILCO. The three companies are connected by a 350 psig gas transmission system that is severally owned and operated by the three companies. Through the New York Facilities System, the companies can deliver gas to seven interstate delivery points. Three of these delivery points are in Con Edison's service territory, two are in Brooklyn Union's service territory and two are in LILCO's service territory. Through an exchange of total gas supply into each of the companies, the companies balance their gas supply contracts such that the sum of all deliveries and receipts equals zero.

         The gas utilities to be owned by Gas East Gas Corp. and Brooklyn Union will, consistent with the limitations imposed on them by reason of the "two county" rule of Section 103 of the Internal Revenue Code, pursuant to which Brooklyn Union has issued tax exempt bonds to finance facilities for the local furnishing of gas in its service territory, operate in a substantially coordinated way. In particular, in order to achieve the approximately $1.1 billion of synergy savings estimated to be achieved over a ten-year period, net of costs, from the combined gas operations under the Modified Combination, the Company will implement a number of coordination programs consistent with applicable federal income tax guidelines:

         o The two gas utilities will coordinate their management of additional firm gas supply, storage capacity and associated transportation, and interstate pipeline capacity to defer or reduce the amount of supply, storage and capacity that would otherwise be required to ensure firm gas supply for each gas utility were it to continue to be operated independently.

         o The gas supply portfolios of the two gas utilities will be managed in a coordinated way, thereby providing a greater degree of diversity at a lower cost than could otherwise be obtained.

         o Gas East Gas Corp. and Brooklyn Union are currently pursuing different strategies for managing their respective gas assets, but expect to develop an integrated gas asset management strategy upon the expiration (scheduled for April 1999) of Brooklyn Union's proposed gas asset management agreement with affiliates of Enron Corporation.

         o The operating management of each of Gas East Gas Corp. and Brooklyn Union will report to a single executive vice president of the Company responsible for providing common oversight of all Company gas delivery activities.

         o Each gas utility will make its workforce available to the other for emergency purposes in accordance with a common plan for emergency response.

         o As described above, corporate administrative services (such as accounting, legal, human resources and similar corporate services), as well as gas planning and administration, gas system engineering and gas marketing, will be provided to each gas utility through a Servco.

         The gas utility system to be operated by Gas East Gas Corp. and Brooklyn Union will operate in a substantially coordinated manner confined in its operation to a single area or region consisting of the interconnected gas service areas currently served by LILCO and Brooklyn Union located within five counties in the New York City metropolitan area. As set forth above in this Item 3, localized management will be preserved. As described above, the operations of the gas utilities will be sufficiently coordinated to provide an estimated $1.1 billion of efficiency savings. Finally, the NYSPSC will maintain the same jurisdiction over the gas operations of the two gas utilities as it currently exercises over the gas operations of LILCO and Brooklyn Union.

         Based on management's current understanding of the requirements of the "two county" rule and the provisions of the NYSPSC order approving the Combination, the Gas East Gas Corp. and Brooklyn Union gas systems will continue to have separate operations providing gas distribution services to separate customers under separate tariffs. The Company is currently seeking guidance as to the extent to which these gas utility systems can be further integrated consistent with the "two county" rule and intends to implement such additional integration and will preserve for the benefit of the Brooklyn Union gas customers the continued availability of the existing tax-exempt debt.

         With respect to Genco, seven of Genco's eleven steam generating plants are capable of burning either natural gas or oil to generate electricity. During the twelve months ended March 31, 1998, fully 35% of the fuel used by these plants was natural gas. Because Genco's sources of natural gas are in fact the same sources to be used by Gas East Gas Corp. and Brooklyn Union for their retail gas distribution sale and services, and because the gas pipelines servicing Genco are physically interconnected with those of Gas East Gas Corp. and Brooklyn Union, Genco is in fact an integrated component of such integrated gas utility system.

         This single integrated system will operate in a single region covering three counties in the New York City metropolitan area. As set forth below, the Transactions will result in economies and efficiencies for the utilities and, in turn, their customers.

         Finally, the system is not so large as to impair the advantages of localized management, efficient operations, and the effectiveness of regulation. The Commission's past decisions on "localized management" show that the Transactions fully preserve the advantages of localized management. In these cases, the Commission has evaluated localized management in terms of: (i) responsiveness to local needs; see In the Matter of American Electric Power Co., supra, 1312 (advantages of localized management evaluated in terms of whether an enlarged system could be "responsive to local needs"), General Public Utilities Corp., Holding Co. Act Release No. 13116, 37 S.E.C. 28, 36 (Mar. 2, 1956)
(localized management evaluated in terms of "local problems and matters involving relations with consumers"); (ii) whether management and directors drawn from local management would not be compromised by the affiliation of two electric utilities under a new holding company because the new holding company's "management [would be] drawn from the present management" of the two utilities); Northeast Utilities, supra, at 1285 (advantages of localized management would be preserved in part because the board of New Hampshire Utility, which was to be acquired by an out-of-state holding company, included "four New Hampshire residents"); (iii) the preservation of corporate identities, see Id. (utilities "will be maintained as separate New Hampshire corporations. . .[t]herefore the advantages of localized management will be preserved"); Columbia Gas & Electric Corporation, supra, note 23 (benefits of local management maintained where the utility to be added would be a separate subsidiary); and (iv) the ease of communications, see In the Matter of American Electric Power Co. supra, at 1312 (distance of corporate headquarters from local management was a "less important factor in determining what is in the public interest" given the "present-day ease of communication and transportation").


Section 10(c)(2).


         Section 10(c)(2) requires the Commission to determine that the acquisition will serve the public interest by tending towards the economical and efficient development of an integrated public utility system. As demonstrated above, the Modified Combination will result in the Company owning two existing utilities with contiguous service territories. If the Modified Combination is consummated, then the Company will own gas assets and electric production assets in a contiguous five county area of southeastern New York State (Kings, Queens, Richmond, Nassau and Suffolk) , and LIPA will, through its ownership of LILCO's stock, own LILCO's transmission and distribution assets in Nassau, Suffolk and the Rockaway Peninsula in Queens. The Modified Combination will create an economical and efficient integrated public utility system.

         Efficiencies and Economies

         Although the extent to which the gas distribution systems of LILCO and Brooklyn Union can be integrated is limited to some extent due to the fact that Brooklyn Union has issued tax exempt debt under Section 103 of the Internal Revenue Code, which requires that the facilities financed for the local furnishing of gas be either in two contiguous counties or wholly within a city and one contiguous county, there are substantial opportunities for the Company to integrate the administrative and general functions of the two utilities in such areas as planning, accounting, treasury, human resources, legal services, information systems and technology, purchasing and insurance and risk management, as will result in significant economies and efficiencies satisfying the standards of Section 10(c)(2).

         Generally, economies and efficiencies will be realized over time as coordinated practices become standardized. These long-term efficiencies and economies are properly considered in determining if the standards of Section 10(c)(2) of the Act have been met. See American Electric Power Co., 46 S.E.C. 1299, 1321 (1978) ("[t]he affiliation . . . is intended to be permanent . . . and we should look to long-term considerations"); see also Centerior, supra, 35 SEC Docket (CCH) 769 at 775 ("a demonstrated potential for economies will suffice even when these are not precisely quantifiable").


         Savings expected as a result of the Modified Combination, which are detailed below, dwarf the savings claimed in a number of recent acquisitions approved by the Commission. See, e.g., Kansas Power and Light Co., Holding Co. Act Release No. 25465 (Feb. 5, 1992) (expected savings of $140 million over five years); IES Industries, Holding Co. Act Release No. 25325 (June 3, 1991) (expected savings of $91 million over ten years); Midwest Resources, Holding Co. Act Release No. 25159 (Sept. 26, 1990) (estimated savings of $25 million over five years).

         These economies and efficiencies are described more fully below:


         CORPORATE AND OPERATIONS LABOR COST SAVINGS: The Company estimates that a net reduction in labor costs of approximately $621 million on a nominal dollar basis can be achieved over the ten years following the closing as a result of the Modified Combination. These savings, deriving from eliminating overlap and duplication in functional performance, can only be realized by combining LILCO and KeySpan.


         CORPORATE AND ADMINISTRATIVE PROGRAMS SAVINGS: The Company estimates that a reduction in non-labor corporate and administrative expenses totalling approximately $196 million on a nominal dollar basis can be achieved over such ten years through consolidation of duplicative programs. These include savings related to information systems, insurance costs, outside services, shareholder services, benefits administration and other general and administrative overheads. The aggregate cost of these items for the companies on a stand-alone basis is greater than the cost will be to the combined new company. An example would be the hiring of one outside professional service (external auditors, attorneys, consultants, etc.) instead of two.

         FACILITIES INTEGRATION SAVINGS: These are cost savings that the Company expects to realize from consolidating space and neighboring business offices, service centers and related facilities. The Company estimates a net cost savings of approximately $62 million on a nominal dollar basis over such ten years from these consolidations.

         NON-FUEL PURCHASING ECONOMIES SAVINGS: These are the savings which will result from the new, larger company having greater purchasing power and centralizing the purchasing and inventory functions related to the construction, operation and maintenance of service centers, warehouses and headquarters, as well as standardizing system components. The Company will be able to coordinate its purchasing needs, buy in greater quantity, negotiate with vendors and receive larger discounts. The Company estimates cost savings of approximately $113 million on a nominal dollar basis from such economies over ten years.


         GAS SUPPLY COST SAVINGS: The Company estimates that savings of approximately $290 million on a nominal dollar basis over ten years can be achieved by the reduction of combined commodity procurement cost, due to larger purchasing volumes and greater purchasing power.


         STATE GROSS RECEIPTS TAX: Because the other transaction-related savings created by the companies will reduce the revenue requirements for the Company's operating utility subsidiaries, the corresponding base on which this New York State tax will be calculated will be lower, yielding an estimated nominal dollar savings of approximately $52 million over ten years.

         COSTS TO ACHIEVE AND TRANSACTION COSTS: These consist of merger costs such as investment bankers' fees, attorney and accountant fees, and severance and other employee reduction-related costs. Item 2 provides details of some of these components and their estimated amounts.


         The total estimated savings are approximately $1.1 billion on a nominal dollar basis over a ten year period, net of estimated costs to achieve and transaction costs.


         ADDITIONAL EXPECTED BENEFITS: In addition to the benefits described above, there are other benefits which, while presently difficult to quantify, are nonetheless substantial. These other benefits include maintenance of competitive rates and services, increased size and stability, diversification of service territory, coordination of diversification programs, complementary operational functions and complementary management.


         MAINTENANCE OF COMPETITIVE RATES: The Modified Combination would allow the electric customers of LILCO to enjoy an average 20% rate reduction initially and an average rate reduction of no less than 14% for the first ten years after closing. The Modified Combination is forecast to provide a 3.9% average rate reduction for all gas customers of LILCO and a 3.0% average reduction for all gas customers of Brooklyn Union. Furthermore, the Company will be more effective in meeting the challenges of the increasingly competitive environment in the utility industry than either applicant standing alone due to the economies of scale available to the Company. The impact of these economies of scale will help to position the Company to deal effectively with increased competition with respect to rates. The Modified Combination, by creating the potential for increased economies of scale in the gas utility business, will create the opportunity for strategic, financial and operational benefits for customers in the form of more competitive rates over the long term and for shareholders in the form of greater financial strength and financial flexibility.


         MORE DIVERSE SERVICE TERRITORY: While lying within a single region, the combined gas service territory of the Company will be larger and more diverse than any of the discrete service territories of Brooklyn Union or LILCO. This increased customer and geographical diversity is expected to reduce the exposure to changes in economic or competitive conditions in any given sector of the combined service territory.

         EXPANDED MANAGEMENT RESOURCES: The Company will be able to draw on a larger and more diverse mid- and senior-level management pool to lead the Company forward in an increasingly competitive environment for the delivery of energy and should be better able to attract and retain the most qualified employees. The employees of the Company should also benefit from new opportunities in the expanded organization.

         If only the LIPA Transaction is consummated, the cost savings and related efficiencies described above, which depend largely on the combination of LILCO and KeySpan, will not be realized. However, because of the financial efficiencies attributable largely to LIPA's status as a tax-exempt governmental agency, consummation of the LIPA Transaction by itself will permit average electric rate reductions of approximately 14% over a ten year period. Since the LIPA Transaction cannot be consummated without a statutory rate determination by the LIPA Board of Trustees that electric rates will not increase as a result of the LIPA Transaction and since LIPA has agreed with the PACB that such closing will not occur unless estimated electric rate savings are at least 14%, the consummation of the LIPA Transaction will result in very significant rate reductions.

         In light of these cost savings and various efficiencies, the requirements of the economical and efficient development of an integrated utility system set forth in Section 10(c)(2) of the Act will clearly be met by each Transaction.

Section 10(f).

         Each Transaction is consistent with the provisions of Section 10(f) of the Act which provides that the Commission may not approve an acquisition unless it appears to the Commission that such state laws which may apply in respect of such acquisition have been complied with. Unlike Section 8, Section 10(f) applies to exempt companies. Each Transaction satisfies this requirement. It is a condition to the consummation of the Transactions that state approval thereof be first obtained. On March 14, 1997, LILCO and Brooklyn Union filed a joint petition requesting approval of the NYSPSC under Section 70 of the New York Public Service Law to allow each of them to become subsidiaries of the Company through the Combination. An amendment to the joint petition was filed on May 16, 1997, and a further amendment on July 7, 1997. On December 12, 1997, Brooklyn Union and LILCO filed with the NYSPSC a comprehensive settlement agreement among them, the Staff of the Department of Public Service, the Natural Resource Defense Council, the Association for Energy Affordability Inc. and Trigen-Nassau Energy Corp., which agreement resolves among the signatories all issues in the NYSPSC proceeding and authorizes LILCO and KeySpan to consummate the Combination, subject to the NYSPSC's approval of the settlement agreement. The NYSPSC acted to approve the settlement agreement by an abbreviated order issued on February 5, 1998 and again by full order issued April 14, 1998. An application with respect to the transfer of the Transferred Assets, seeking NYSPSC approval of certain transfers so they may occur prior to the consummation of the LIPA
Transaction was made on January 20, 1998, and was approved by the NYSPSC by order issued on May 1, 1998.


Section 3(a)(1).


         After the Modified Combination, the Company, which will be incorporated in New York, will own, directly or indirectly, all of the common stock of (1) KeySpan, a New York corporation conducting all of its utility operations in the State of New York, and (2) one or more Transferee Subsidiaries succeeding to the gas distribution and electric generating business currently conducted by LILCO, another New York corporation conducting all of its utility business in the State of New York. If only the LIPA Transaction occurs, the Company will own all of the equity interests in the Transferee Subsidiaries. In each case, each Transferee Subsidiary that is a "gas utility company" or an "electric utility company" for purposes of the Act will be organized under the laws of the State of New York. As such, the Company will qualify under each Transaction for an exemption from registration under Section 3(a)(1) of the Act.


         The Company requests that the Commission issue an order under Section 3(a)(1) declaring that the Company is exempt from all provisions of the Act except Section 9(a)(2). Section 3(a)(1) of the Act provides that the Commission may issue the above-requested order to a holding company, if:

               such company, and every subsidiary company thereof which is a public utility company from which such company derives, directly or indirectly, any material part of its income, are predominantly intrastate in character and carry on their business substantially in a single State in which such company and every such subsidiary company thereof are organized.


         As previously stated, the utility operations of BL Holding Corp will consist of gas distribution companies and, to a lesser extent, electric generation and operation companies. For the period ended December 31, 1997, BL Holding Corp would have had revenues, on a pro forma basis, of approximately $2,524.3 million attributable to gas operations.


         Based on the foregoing, the Company respectfully requests that the Commission issue an order approving each Transaction.


Item 4.  Regulatory Approvals.

         Set forth below is a summary of the regulatory approvals that Brooklyn Union and LILCO have obtained or expect to obtain in connection with the Transactions.


         (1) State Approvals. As discussed above, LILCO and Brooklyn Union filed a joint petition requesting approval of the NYSPSC of the Combination on March 14, 1997 and filed amendments to that petition on May 16, 1997, and again on July 7, 1997. On February 5, 1998 NYSPSC issued an abbreviated order adopting the terms of the settlement subject to conditions and changes (which conditions and changes have been accepted by LILCO and Brooklyn Union), thereby approving the Combination. A full order adopting the terms of the settlement and explaining the reasons therefor was issued on April 14, 1998. An additional application with respect to the transfer of the Transferred Assets, seeking NYSPSC approval of certain transfers so they may occur prior to the consummation of the LIPA Transaction was filed on January 20, 1998 and was approved by NYSPSC by order issued on May 1, 1998.

         (2) FERC. On July 16, 1997, the FERC approved the Combination. On February 12, 1998 the FERC approval of the LIPA Transaction under Section 203 was granted. In addition, on September 30, 1997, LILCO filed an application with the FERC under Section 205 of the Federal Power Act, seeking the FERC's approval of an initial rate to be charged by LILCO (through the generation subsidiary of the Company to be formed) to LIPA for electric power and energy.

         On December 22, 1997, LILCO filed with the FERC a Settlement Agreement it reached with LIPA concerning LILCO's October 1, 1997 rate filing under Federal Power Act Section 205. That rate filing addressed LILCO's proposed sale of capacity and energy (through its yet to be formed subsidiary, Genco) to LIPA pursuant to the PSA. On February 12, 1998, the FERC issued an order accepting the proposed rate for filing and set for hearing the proposed filing. In addition, the FERC will institute an investigation under Section 206 of the Federal Power Act and establish a refund effective date if necessary.

         (3) Antitrust Considerations. Under the HSR Act and the rules and regulations promulgated thereunder, the Modified Combination may not be consummated until the requisite notifications and report forms have been filed with the Antitrust Division of the Department of Justice (the "Antitrust Division") and the Federal Trade Commission (the "FTC") and the specified HSR Act waiting period requirements have been satisfied. The HSR Act waiting period expired for LILCO and KeySpan on March 7, 1998 and March 5, 1998, respectively.

         If the Modified Combination is not consummated within twelve months after the expiration or earlier termination of the HSR Act waiting period, LILCO and KeySpan will be required to submit new filings to the Antitrust Division and the FTC, and a new HSR Act waiting period would have to expire or be earlier terminated before the Modified Combination could be consummated. It should be noted that the FERC's review of the Transactions also involved a review of antitrust considerations. The FERC's orders stated that no such antitrust issues were raised by either Transaction. A similar review will be conducted prior to the FERC's issuance of an order regarding the LIPA Transaction.

         (4) Atomic Energy Act. Operation of Nine Mile Point 2, a nuclear power plant in which LILCO has an 18% ownership interest, is subject to regulation by the Nuclear Regulatory Commission ("NRC"). The Atomic Energy Act of 1954, as amended (the "Atomic Energy Act"), provides that such an ownership interest may not be transferred or in any manner disposed of, directly or indirectly, to any person through transfer of control unless the NRC finds that such transfer is in accordance with the Atomic Energy Act and consents to the transfer. Pursuant to the Atomic Energy Act and the LIPA Agreement, LILCO submitted on September 8, 1997, its application for approval of the Modified Combination by the NRC. On December 29, 1997, the NRC granted its approval of LILCO's application regarding the acquisition of LILCO's ownership interest in Nine Mile Point 2 by LIPA.

         (5) Public Authorities Control Board. On July 16, 1997, the PACB approved the LIPA Transaction. The PACB approved on April 22, 1998, the bond financing to be undertaken by LIPA to finance the cash merger consideration for the LIPA Transaction and various refinancings of LILCO debt.


         (6) New York State Controller. The terms of any negotiated sale of LIPA's bonds must be approved by the New York State Controller.

         (7) General. LILCO and Brooklyn Union possess municipal franchises and environmental permits and licenses that may need to be renewed or replaced as a result of the Transactions. The companies do not anticipate any difficulties at the present time in obtaining such renewals or replacements.


Item 5.  Procedure.

         The Commission issued and published the requisite notice under Rule 23 with respect to the filing of this Application on March 6, 1998 (Release No. 35-26838) and such notice specified a date not later than March 30, 1998 by which comments were to be entered. The Commission is respectfully requested to issue its order granting and permitting this application to become effective as soon as practicable.

         It is submitted that a recommended decision by a hearing or other responsible officer of the Commission is not needed with respect to the Transactions. There should be no waiting period between the issuance of the Commission's order and the date on which it is to become effective.


Item 6.  Exhibits and Financial Statements.

         The following exhibits and financial statements are filed as a part of this Application.


Exhibits listed below which have been filed with the Commission pursuant to the Securities Act of 1933, as amended, or the 1934 Act, as amended, and which were filed as noted below, are hereby incorporated by reference and made a part of this Application with the same effect as if filed herewith.


A-1 Form of Certificate of Incorporation of the Company (filed as Annex G to Registration Statement on Form S-4, No. 333-30353, on June 30, 1997).


A-2               Form of By-laws of the Company (filed as Annex H to

                  Registration Statement on Form S-4, No. 333-30353, on June 30, 1997).


A-3 Restated Certificate of Incorporation of Long Island Lighting Company dated November 11, 1993 (filed as an Exhibit to Long Island Lighting Company's Form 10-K for the Year Ended December 31, 1993) and By-laws of Long Island Lighting Company, as amended on December 18, 1996 (filed as Exhibit 3(b) to Long Island Lighting Company's Form 10-K for the Year Ended December 31,
                  1996).

A-4 Restated Certificate of Incorporation and By-laws of KeySpan (filed as Annex L to Registration Statement on Form S-4, No. 333-30353, on June 30, 1997).

A-5 Organizational Chart for BL Holding Corp. and KeySpan Energy Corporation (filed on Form S-E).

B-1 Amended and Restated Agreement and Plan of Exchange and Merger dated June 26, 1997 between The Brooklyn Union Gas Company and Long Island Lighting Company dated as of June 26, 1997 (filed as Annex A to Registration Statement on Form S-4, No. 333-30353, on June 30, 1997).

B-2 Amendment, Assignment and Assumption Agreement dated as of September 29, 1997 by and among The Brooklyn Union Gas Company, Long Island Lighting Company and KeySpan Energy Corporation (filed as Exhibit 2.5 to Schedule 13D by Long Island Lighting Company on October 24, 1997).

B-3 Agreement and Plan of Merger dated as of June 26, 1997 by and among BL Holding Corp., Long Island Lighting Company, Long Island Power Authority and LIPA Acquisition Corp. (filed as Annex D to Registration Statement on Form S-4, No. 333-30353 on June 30, 1997).

B-4 Amended and Restated LILCO Stock Option Agreement between The Brooklyn Union Gas Company and Long Island Lighting Company dated as of June 26, 1997 (filed as Annex B to Registration Statement on Form S-4, No. 333-30353, on June 30, 1997).

B-5 Amended and Restated Brooklyn Union Stock Option Agreement between Long Island Lighting Company and The Brooklyn Union Gas Company dated as of June 26, 1997 (filed as Annex C to Registration Statement on Form S-4, No. 333-30353, on June 30,
                  1997).

B-6 Management Services Agreement between Long Island Power Authority and Long Island Lighting Company dated as of June 26, 1997 (filed as Exhibit A to Form 8-K by Long Island Lighting Company, No. 1-3571 on July 3, 1997).

B-7 Power Supply Agreement between Long Island Lighting Company and Long Island Power Authority dated as of June 26, 1997 (filed as Exhibit B to Form 8-K by Long Island Lighting Company, No. 1-3571 on July 3, 1997).

B-8 Energy Management Agreement between Long Island Lighting Company and Long Island Power Authority dated as of June 26, 1997 (filed as Exhibit C to Form 8-K by Long Island Lighting Company, No. 1-3571 on July 3, 1997).

C-1 Registration Statement of KeySpan Energy Corporation on Form S-4 (filed June 30, 1997, No. 333-18025, as amended).

C-2 Joint Proxy Statement of Long Island Lighting Company and The Brooklyn Union Gas Company and Prospectus of BL Holding Corp. and KeySpan Energy Corporation (filed on June 30, 1997 included in Exhibit C-1), as amended by Post-Effective Amendment No. 1 to Form S-4 (filed July 3, 1997, No. 333-30353).

*D-1.1 Application of Long Island Lighting Company for Approval of Reorganization before the FERC dated March 17, 1997, Docket No. EC97-19-000.

*D-1.2            FERC Order Approving Disposition of Facilities
                  Issued July 16, 1997.

*D-2              Application of Long Island Lighting Company for
                  Approval of Transaction and Disposition of Assets before the FERC.

**D-2.2 FERC Order Authorizing Disposition of Jurisdictional Facilities Issued February 12, 1998, Docket No.
                  EC97-45-000.

*D-3 Initial Rate Filing for Sale of Capacity of Energy to Long Island Power Authority before the FERC dated September 30, 1997.

**D-3.2           FERC Order Accepting for Filing Proposed Rate,
                  Initiating Investigation, Establishing Hearing
                  Procedures and Refund Effective Date, and
                  Consolidating Dockets Issued February 12, 1998, Docket Nos. ER98-71-000 and EL98-22-000.


*D-4 Joint Petition of Long Island Lighting Company and The Brooklyn Union Gas Company for Approval of Share Exchanges, Property Transfers and Amendment of Company Agreement before the NYSPSC dated March 14, 1997.


--------
*        Previously Filed.
**       Filed Herewith.

**D-4.2 NYSPSC Order Adopting Terms of Settlement Subject to Conditions and Changes: Case 97-M-0567 Joint Petition of Long Island Lighting Company and The Brooklyn Union Gas Company for Authorization under Section 70 of Public Service Law to Transfer Ownership to an Unregulated Holding Company and Other Related Approvals, issued and effective February 5, 1998.

**D-4.3 NYSPSC Order Adopting Negative Declaration: Case 97-M-0567 Joint Petition of Long Island Lighting Company and The Brooklyn Union Gas Company for Authorization under Section 70 of Public Service Law to Transfer Ownership to an Unregulated Holding Company and Other Related Approvals, issued and effective January 29, 1998.

**D-4.4 NYSPC Order Adopting Terms of Settlement and Explaining Reasons therefor: Case 97-M-0567 Joint Petition of Long Island Lighting Company and The Brooklyn Union Gas Company for Authorization under Section 70 of Public Service Law to Transfer Ownership to an Unregulated Holding Company and Other Related Approvals, issued and effective April 14, 1998 (without attachments).

**D-4.5             NYPSC  Order  Approving  Asset   Transfers,   Assumption  of
                    Liabilities   and  Issuance  of   Promissory   Notes:   Case
                    98-M-0074, issued and effective May 1, 1998.

*D-5.1 Long Island Power Authority request for approval to the New York State Public Authorities Control Board dated April 30, 1997.

*D-5.2 New York State Public Authorities Control Board Resolution 97-LI-1 approving certain Specified Projects of the Long Island Power Authority dated July 16, 1997.

*D-6.1 Long Island Lighting Company Request for NRC Consent to LILCO's Indirect Transfer of Control Over Its Interests In Nine Mile Point Nuclear Power Station, Unit 2 dated September 8, 1997.

*D-6.2 Long Island Lighting Company Request for NRC Consent to LILCO's Indirect Transfer of Control Over Its Interests In Nine Mile Point Nuclear Power Station, Unit 2 dated October 8, 1997.

**D-6.3 NRC Order Approving Application Regarding Acquisition of Long Island Lighting Company by Long Island Power Authority dated December 29, 1997, Docket No. 50-410.

**D-6.4 NRC Environmental Assessment and Finding of No Significant Impact dated December 18, 1997, Docket No. 50-410.

**D-7.1 Petition of Long Island Lighting Company Under Sections 69 and 70 of the Public Service Law for Approval of Transfers of Assets and Assumption of Liabilities and Debt to Affiliate or Affiliates before the NYSPSC dated January 19, 1998.

**D-7.2 NYSPSC Order Adopting Negative Declaration: Case 98-M-0074 Petition of Long Island Lighting Company for Approval to:
                    (a) under Section 70 of the Public Service Law to transfer certain assets from LILCO to newly formed subsidiaries of a new holding company; (b) for the subsidiaries receiving the assets to assume certain liabilities associated with those transferred assets; and (c) under PSL Section 69 for the issuance of promissory notes by those same subsidiaries, issued and effective February 6, 1998.

*E-1 Map of service areas of Long Island Lighting Company and The Brooklyn Union Gas Company (filed on Form S-E).


**E-2               Estimated  Balance  Sheet  for  Transferred  Assets,  as  of
                    December 31, 1997.

**F-1               Opinion of Counsel.

--------
*        Previously Filed.
**       Filed Herewith.

F-2 Past-tenses Opinion of Counsel (to be filed by amendment).


F-3 Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated (filed as Annex E to Registration
                  Statement on Form S-4, No. 333-30353, on June 30,
                  1997).

F-4 Opinion of Dillon, Read & Co. (filed as Annex F to Registration Statement on Form S-4, No. 333-30353, on June 30, 1997).

**G               Financial Data Schedule

         (B)      Financial Statements

FS-1 Company Unaudited Pro Forma Consolidated Condensed Balance Sheet as of December 31, 1997 (filed on Form 8-K April 14, 1998).

FS-2 Company Unaudited Pro Forma Consolidated Condensed Statement of Income for the 12-month period ended December 31, 1997 (filed on Form 8-K April 14, 1998).

FS-3 Notes to Unaudited Pro Forma Consolidated Condensed Financial Statements (filed on Form 8-K April 14, 1998).

FS-4 Long Island Lighting Company Unaudited Condensed Balance Sheet as of December 31, 1997 (filed on Form 10-Q, February 17, 1998).

FS-5 Long Island Lighting Company Unaudited Condensed Statement of Income for the 12-month period ended December 31, 1997 (filed on Form 10-Q, February 17, 1998).

FS-6              KeySpan  Energy  Corporation  and  Subsidiaries   Consolidated
                  Balance Sheet as of December 31, 1997 (filed on Form 10-Q, February 13, 1997).

FS-7              KeySpan  Energy  Corporation  and  Subsidiaries   Consolidated
                  Statement of Income for the 12-month period ended December 31, 1997 (filed on Form 10-Q, February 13, 1998).


Item 7.  Information as to Environmental Effects.

         The Transactions neither involve a "major federal action" nor "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. The only federal actions related to each of the Transactions are:

                  o the Commission's declaration of effectiveness on June 30, 1997, of the Joint Proxy
                           Statement/Prospectus on Form S-4

                  o the Commission's declaration of effectiveness of the Company's Registration Statement on Form S-4 relating to the proposed debt exchange offer

                  o the expiration of the applicable waiting period under the HSR Act

                  o        approval by FERC of LILCO's application under
                           Section 205 of the Federal Power Act

                  o        approval by FERC of LILCO's application under
                           Section 203 of the Federal Power
                           Act for the Combination

                  o approval by the NRC of LILCO's application under the Atomic Energy Act

--------

**       Filed Herewith.

                  o the issuance by the Internal Revenue Service of private letter rulings requested by the parties

                  o        the Commission's approval of this Application.

Consummation of any Transaction will not result in changes in the operations of any public utility system owned by LILCO or Brooklyn Union that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.

                                    SIGNATURE



         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                        BL HOLDING CORP.

                        By:  LONG ISLAND LIGHTING COMPANY



                           By: /s/ Anthony Nozzolillo
                               --------------------------
                           Name: Anthony Nozzolillo
                           Title: Senior Vice President - Finance and
                                     Chief Financial Officer


                       By:  KEYSPAN ENERGY CORPORATION



                             By: /s/ Vincent D. Enright
                                 ----------------------
                             Name: Vincent D. Enright
                             Title: Senior Vice President, Chief Financial
                                  Officer and Chief Accounting Officer



Date:  May 12, 1998

                                                                         D-2.2

                     FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners: James J. Hoecker, Chairman; Vicky A. Bailey, William L. Massey, Linda Breathitt, and Curt Hebert, Jr.

                         Long Island Lighting Company

                            Docket No. EC97-45-000

          ORDER AUTHORIZING DISPOSITION OF JURISDICTIONAL FACILITIES

                          (Issued February 12, 1998)

On July 30, 1997, Long Island Lighting Company (LILCO, or Applicant) filed an application for Commission authorization under section 203 of the Federal Power Act (FPA) [FN1]to dispose of certain jurisdictional facilities to Long Island Power Authority (LIPA), a municipal subdivision of the State of New York. LIPA's acquisition of certain LILCO assets (LILCO/LIPA Transaction) is part of a plan developed and authorized by the State of New York to restructure LILCO and provide rate relief to electric consumers on Long Island.

  In this order, the Commission finds that the proposed disposition of jurisdictional facilities will not adversely affect competition, rates or regulation. This is the first occasion since Order No. 888 [FN2]was issued in which we have had a public utility seeking to dispose of interstate transmission facilities, that are subject to open access transmission, to a non-public utility. We do not believe it is in the public interest to approve this disposition unless we are assured that the transferred facilities will continue to be available on a comparable basis to all wholesale market participants. In this case, LIPA has voluntarily committed to file an open access tariff that conforms to the provisions of Order Nos. 888 and 888-A. On this basis, we can approve the proposed disposition. We accept LIPA's voluntary commitment as the basis for finding that this transaction is consistent with the public interest. Our approval of the proposed disposition is subject to the outcome of Long Island Lighting Company (Docket No. ER98-11-000).

Background

Description of the Parties

  A. LILCO
  LILCO is a combination electric and gas utility company that provides wholesale and retail electric and gas service to customers on Long Island in the State of New York. LILCO has no full requirements wholesale customers or wholesale customers with long-term power purchase contracts. LILCO sells only limited amounts of short-term economy energy and mutual assistance energy at wholesale to three municipal electric utilities within its service territory [FN3]and to other neighboring utilities. LILCO owns 3,978 MW of capacity from gas and oil-fired generating stations located on Long Island. Additionally, LILCO owns an 18 percent interest (203 MW) in the Nine Mile Point Two Nuclear Power Station. LILCO provides electric transmission service to NYPA, the Municipal Distribution Agencies of the Counties of Nassau and Suffolk, New York, and Consolidated Edison Company of New York, Inc. [FN4]LILCO is also a member of the New York Power Pool.

On July 16, 1997, the Commission approved a proposed merger between LILCO and Brooklyn Union Gas Company (Brooklyn Union). Upon consummation of the merger, LILCO and Brooklyn Union will operate as separate subsidiaries of a new holding company (HoldCo). [FN5]

B. LIPA

LIPA is a municipal subdivision of the State of New York, created under the Long Island Power Authority Act of 1986 (LIPA Act) [FN6]solely to acquire LILCO's securities or assets. As a state agency, LIPA is not a public utility subject to the Commission's jurisdiction under the FPA. LIPA currently owns no generation, transmission or distribution assets. In addition, LIPA does not control any generation capacity under contract, and is not involved in the production, transportation or sale of natural gas. [FN7]

Under the LIPA Act, LIPA is authorized, among other things, to acquire all or any part of the securities or assets of LILCO, provided that LIPA first determines that its rates for a reasonable time after such acquisition will "result in rates equal to or less than the rates which would result if LILCO were to continue in operation." [FN8]In addition, LIPA transactions under the LIPA Act are subject to the jurisdiction of the Public Authorities Control Board of New York (Control Board). [FN9]

Proposed Transaction

LILCO  requests  approval for the  disposition,  through a stock  acquisition by
LIPA, of certain jurisdictional facilities (the LILCO/LIPA Transaction), pursuant to "An Agreement and Plan of Merger By and Among BL Holding Corp., Long Island Lighting Company, Long Island Power Authority and LIPA Acquisition Corp." (LIPA Agreement), dated June 26, 1997. [FN10]

The LIPA Agreement provides that several special purpose subsidiaries will be formed by HoldCo into which certain LILCO assets will be transferred prior to LIPA's acquisition of LILCO's common stock. The assets include LILCO's non-nuclear electric generating assets and operations, natural gas assets and operations and common plant. The subsidiaries will, as applicable, enter into certain agreements with LIPA which will allow LIPA to make the transition to a full-service utility providing electric service in LILCO's service territory. [FN11]

After the transfer of assets to HoldCo's subsidiaries, LIPA will acquire the remainder of LILCO's assets and liabilities through the acquisition of LILCO's common stock. [FN12]These acquisitions include LILCO's transmission and distribution facilities, its 18 percent share in the Nine Mile Point Two nuclear power plant and associated transmission plant, its power purchase and transmission contracts, most of its electric regulatory assets, and an allocation of accounts receivable and other assets and liabilities.

LILCO will then be merged into LIPA Acquisition Corp. (LIPA Sub), a newly-created subsidiary of LIPA. LILCO, the surviving corporation, will become a wholly-owned subsidiary of LIPA. As noted above, Brooklyn Union will remain a separate, indirect subsidiary of HoldCo.

Its gas distribution facilities will not be affected by the transfer of LILCO's non-jurisdictional assets to other HoldCo subsidiaries. [FN13]

Upon consummation of the LILCO/LIPA Transaction, LIPA will be substituted as the wholesale and retail utility service provider on Long Island and will continue serving LILCO's wholesale customers. Genco, one of the subsidiaries of HoldCo, will provide jurisdictional electric power sales service to LIPA under the power sales agreement filed with the Commission by LILCO on October 1, 1997, in Docket No. ER98-11-000. LILCO's transmission and distribution facilities will be owned by LIPA and, as such, will no longer be subject to the Commission's section
205/206 jurisdiction. However, LILCO's wholesale sales (as assumed by Genco) will continue to be subject to the Commission's review. In addition, LIPA has committed to provide open access transmission consistent with Order Nos. 888 and 888-A and the Commission's decisions on transmission by tax-exempt non- public utility entities.

Retail services currently provided by LILCO will no longer be regulated by the Public Service Commission of the State of New York (New York Commission). LIPA will set the retail rates; however, the LILCO/LIPA Transaction will remain subject to the approval of the Control Board.

On July 16, 1997, the Control Board approved the LILCO/LIPA Transaction subject to several conditions. Among the conditions is a requirement that LIPA not implement an increase in average customer rates exceeding two and one-half percent over a twelve month period without approval from the New York Commission. [FN14]LIPA has agreed to that condition.

LIPA also offers a hold-harmless provision for LILCO's current transmission customers in which it commits to pass savings from the transaction along to customers and further commits not to increase rates for the first three years after the consummating the proposed transaction. According to the application, LIPA will introduce the Long Island Choice Program for retail wheeling shortly after closing the LILCO/LIPA Transaction and introduce full retail wheeling within the next ten years. [FN15]


LILCO requests approval of the transaction without a hearing, claiming that the LILCO/LIPA Transaction will have no adverse effect on competition, rates or regulation.

Notice of Filing, Interventions and Pleadings

Notice of the application was published in the Federal Register, 62 Fed. Reg. 42,774 (1997), with comments, protests, and interventions due on or before September 29, 1997.

Timely motions to intervene raising no substantive issues were filed by Brooklyn Union, NYPA, Consolidated Edison Company of New York, Inc. (ConEd), Citizens Advisory Panel (Citizens), LIPA, and County of Suffolk, New York (Suffolk County). Untimely motions to intervene were filed by Suffolk County Electrical Agency (Suffolk Agency) and the County of Nassau, New York (Nassau County). Suffolk Agency raised no substantive issues, and Nassau County submitted supplemental comments in support of the application. [FN16]

Long Island Municipals (LILCO's current wholesale municipal customers) filed a motion to intervene, protest and request for hearing. They object to LIPA's acquisition of LILCO's major assets in the face of the lack of competition and transmission constraints on Long Island and argue, therefore, that the proposed LILCO/LIPA Transaction should be examined at a hearing.

Consumers  and  Potential   Competitors   of  LILCO  and  LIPA   (Consumers  and
Competitors) [FN17]filed a timely motion to intervene, protest and request for hearing (Consumers and

Competitors' Hearing Request). Consumers and Competitors also filed a separate motion to reject the filing or, in the alternative, stay the proceeding and consolidate it with an anticipated related filing (Consumers and Competitors' Motion to Reject). In their Hearing Request, Consumers and Competitors urge the Commission to reject the LILCO/LIPA Transaction, including the power supply agreement between LIPA and LILCO that had not yet been filed (but was later filed in Docket No. ER98-11-000). Consumers and Competitors claim that the transaction will allow LILCO to foreclose retail and wholesale competition on Long Island, cause Long Island's retail rates to remain high, and result in lost tax revenues.

In their Motion to Reject, Consumers and Competitors request that the Commission reject the application or, in the alternative, stay the proceeding until LILCO files additional materials in connection with the power supply agreement between LILCO and LIPA, a forward-looking competitive analysis of the transaction, and accounting information regarding the assets it is selling to LIPA. Consumers and Competitors also request that this filing be consolidated with the then-anticipated FPA section 205 proceeding regarding the power supply agreement between LILCO and LIPA (later filed in Docket No. ER98-11-000), and set the consolidated proceedings for hearing.

LILCO and LIPA each filed answers in opposition to Consumers and Competitors' and Long Island Municipals' various requests for relief.

Discussion

  A. Procedural Matters

Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. s 385.214 (1997), the timely, unopposed motions to intervene of Brooklyn Union, NYPA, ConEd, Citizens, LIPA, Suffolk County, Long Island Municipals, and Consumers and Competitors serve to make them parties to this proceeding. We will grant the untimely motions to intervene of Suffolk Agency and Nassau County, in light of the interests they represent, the early stage of this proceeding, and the absence of any prejudice to any party from their participation as parties in this proceeding. In addition, we find good cause to overcome the general prohibition on the filing of answers to protests, see 18 C.F.R. s 385.213(a)(2)
(1997), in light of the various representations by LILCO and LIPA in their answers that assist in our understanding and resolution of the issues raised; accordingly, we will accept their answers.

B. Standard of Review Under FPA Section 203 and the Merger Policy Statement

1. Statutory  Criteria

Section 203 requires Commission authorization before a public utility may: (1) sell, lease, or otherwise dispose of its jurisdictional facilities; (2) directly or indirectly, merge or consolidate any part of its jurisdictional facilities with the jurisdictional facilities of any other person; or (3) purchase, acquire, or take any security of any other public utility. In this case, the proposed disposition of LILCO's jurisdictional facilities to LIPA requires our authorization under section 203 of the FPA. [FN18]

2. The Merger Policy Statement

The Commission's Merger Policy Statement sets forth the criteria and considerations for evaluating applications under section 203. [FN19]The Commission examines three factors in analyzing whether a proposed transaction is consistent with the public interest: the effect on competition, the effect on rates, and the effect on regulation. As discussed below, Applicant has demonstrated that the proposed disposition of jurisdictional facilities is consistent with the public interest.

C. Evaluation of the Proposed Disposition of Facilities

1. Effect on Competition

We find that the LILCO/LIPA Transaction does not present any horizontal market power concerns. Currently, LIPA does not own, either directly or through contract, any electric generation, transmission or local distribution facilities. Therefore, the acquisition of certain of LILCO's assets will not result in an increase in concentration in any relevant market. [FN20]

With regard to generation market power, because HoldCo is retaining some of LILCO's generating assets, the transaction will result in a decrease in concentration in the short-term energy market (which is often evaluated using installed capacity as the measure for the short-term energy product).

With regard to transmission market power, the LILCO/LIPA Transaction will not result in any increase in control over transmission assets because LIPA will own the same electric transmission facilities that LILCO has owned in its electric service territory. [FN21]Further, LIPA commits to providing open access transmission under a tariff that substantially conforms to that provided under Order Nos. 888 and 888-A, consistent with the Commission's rulings regarding non-public utility entities. [FN22]Therefore, the proposed LILCO/LIPA Transaction will have no effect on transmission market power. [FN23]

We have also concluded that the LILCO/LIPA Transaction poses no vertical market power concerns. According to the application, LILCO will transfer its natural gas distribution facilities to GasCo, a newly-formed subsidiary of HoldCo, prior to LIPA's acquisition of LILCO. [FN24]As noted above, LIPA owns no natural gas distribution facilities or firm capacity rights on pipelines. Thus, the proposed transaction will not result in an increase in vertical market power.

2. Effect on Rates

The Merger Policy Statement explains that the Commission's primary focus regarding the effects of a section 203 transaction on rates is ratepayer protection. The Merger Policy Statement also describes various commitments which may, in particular cases, be an acceptable means of protecting ratepayers, such as hold-harmless provisions, open seasons for wholesale customers, rate freezes, and/or rate reductions. [FN25]As discussed below, we believe that the LILCO/LIPA Transaction provides commitments that should provide adequate protection for ratepayers.

In this case, LIPA proposes a hold-harmless provision for LILCO's current transmission customers under which it commits not to increase rates for the first three years after the proposed transaction and further commits to pass its savings from the transaction along to customers. LIPA will assume LILCO's existing contracts for wholesale transmission service and will carry out the terms and conditions of service set forth in those contracts. [FN26]LIPA also commits to provide open access transmission service to all wholesale customers pursuant to an open access tariff that will be consistent with the Commission's rulings on transmission by tax-exempt non-public utility entities. [FN27]LIPA will also conduct an "open season" after it assumes responsibility for LILCO's wholesale transmission service, during which it will offer transmission customers the choice either to continue to receive transmission service under their existing contracts or to receive service under the proposed LIPA open access transmission tariff. [FN28] The application also provides that LIPA will continue to serve LILCO's existing wholesale power customers by assuming LILCO's wholesale power sale contract rights and obligations in effect as of the closing of the LILCO/LIPA Transaction. LILCO notes that because all of its wholesale power sales contracts are for short-term service, its customers effectively already have a continuing open season because they have a choice of power seller. [FN29]

Regarding retail rates, LILCO states that the Control Board conditioned its approval of the proposed transaction on: (1) LIPA's agreement not to increase the average customer rates by more than two and one-half percent over a 12-month period without approval of the New York Commission following a full evidentiary hearing; and (2) LIPA's guarantee to reduce retail rates 14 percent from LILCO's current base rates over the next 10 years. [FN30]In response, LIPA has agreed to the first condition, and estimates that the LIPA/LILCO Transaction will reduce retail rates by an average of 17 percent. [FN31]LIPA has also indicated that it intends to introduce the "Long Island Choice" program for retail wheeling shortly after closing the LILCO/LIPA Transaction. [FN32]Pursuant to the Control Board's resolution, LIPA also must establish a retail open access plan by July 15, 1998, including a timetable for full retail wheeling by 2007. [FN33]

Consumers and Competitors raise several concerns about the rate aspects of the transaction. First, they assert that LILCO intends to mark up the acquisition price of LILCO's transmission and distribution assets by $334 million which will increase transmission and distribution rates. [FN34]Consumers and Competitors state that LILCO should be directed to revise its application to include the accounting treatment for the instant transaction. Second, Consumers and Competitors claim that, unlike LILCO, LIPA will not be a member of the Independent System Operator for the New York Power Pool (New York ISO). Therefore, Consumers and Competitors argue that the LILCO/LIPA Transaction will result in rate pancaking because transmission users between on-Island and off-Island facilities will have to pay transmission costs to both the New York ISO and LIPA. Third, Consumers and Competitors contend that the proposed transaction will allow LILCO to recover more than 100 percent of its stranded costs associated with the sale of the Shoreham nuclear plant and the Nine Mile Point Two Power Station. They further claim that the instant transaction will allow LILCO to avoid the payment of accumulated deferred taxes. Finally, Consumers and Competitors argue that the pending introduction of retail competition in New York may result in lower rates for customers than will result from the proposed LILCO/LIPA Transaction. [FN35] The Commission has found no evidence that LILCO intends to write up the acquisition price of its transmission and distribution assets. We note in this regard LIPA's representation that it is acquiring LILCO's stock for slightly less than book value. [FN36] With respect to the allegations of insufficient accounting for the transaction, the Commission will direct LILCO to provide the accounting information for the transfer and disposition of jurisdictional assets defined in the application. (See infra, at subsection 4.) Consumers and Competitors raise concerns that LIPA will not be a member of the New York ISO and as a result, that transmission users will pay multiple transmission rates to access LIPA's system from points off-Long Island. The Commission has encouraged participation in regional ISOs. As the Commission stated in Order No. 888, ISOs have the potential to provide significant benefits to a competitive market, including the ability to facilitate economically efficient transmission pricing. [FN37]We are encouraged by LIPA's statement in its reply comments that it is considering membership in an ISO if one is created. [FN38]With respect to Consumers and Competitors' concerns regarding rate pancaking, because the New York Power Pool's proposal to form an ISO is currently pending before the Commission, it is premature to address those issues at this time.

We further find Consumers and Competitors' allegations concerning LILCO's recovery of stranded costs and payment of accumulated deferred taxes to be beyond the scope of this proceeding. [FN39]

Finally, we will not entertain Consumers and Competitors' argument that the introduction of retail competition in New York may result in rates lower than the rate reduction in the proposed agreement. The New York State legislature enacted the LIPA Act that is the basis for the transaction at issue in this proceeding. This transaction has been determined by the State of New York to be the most appropriate means to restructure LILCO, after protracted evaluation and investigation. There are no alternative plans that have been advanced by the State nor any that apparently produce the benefits of the proposed restructuring. The Commission will not second-guess a state's proposal that otherwise meets our statutory criteria.

In sum, the Commission believes that the Applicant's proposed ratepayer protection is adequate and that the proposed transaction will not have an adverse effect on rates.

3. Effect on Regulation

In this case, it appears that neither state nor federal regulation will be impaired by approval of the proposed disposition of facilities.

In the Merger Policy Statement, the Commission found that when a state has authority to act on a section 203 transaction, we ordinarily will not set this issue for a trial-type hearing. [FN40]The New York legislature and New York Commission were instrumental in establishing LIPA. The State bodies devised what they considered to be the best plan to restructure LILCO and provide relief to ratepayers. The New York State legislature authorized the Control Board to establish conditions and approval requirements for the proposed transaction. The Control Board conditioned its approval of the transaction, among other things, upon the New York Commission's review of any rate increase in excess of two and one-half percent over a 12-month period. We find that the continued supervision of and conditions established by the Control Board ensure that state regulatory authority will not be impaired by virtue of the proposed disposition of facilities.

With respect to federal regulation, after the transaction, LILCO's existing wholesale power sales agreements will no longer be subject to the Commission's review. However, as LILCO has noted, the wholesale power sales subject to the Commission's jurisdiction may nevertheless actually increase as a result of the proposed LILCO/LIPA Transaction (due to the long-term sale of power and energy from Genco to LIPA).

The situation with transmission is somewhat different. LIPA is not a public utility under the FPA and the transmission facilities it acquires from LILCO in the proposed disposition will, therefore, not be subject to the Commission's section 205 and 206 jurisdiction. However, LIPA has committed to file an open access transmission tariff that conforms to the provisions of Order Nos. 888 and 888-A. We will approve the proposed disposition of facilities based on LIPA's voluntary commitment to file an open access transmission tariff under the provisions of Order Nos. 888 and 888-A. Such tariff should be effective as of the date of the transfer of the facilities. As a result of LIPA's voluntary commitment, we do not believe that the Commission's regulation will be impaired as a result of the proposed transaction.

4. Accounting for the Transaction Applicant did not provide accounting information on the transfer and disposition of assets and liabilities to HoldCo, HoldCo subsidiaries and LIPA. Applicant is required to submit information under the Uniform System of Accounts to record this transaction. We therefore require LILCO to submit information regarding the transfer of LILCO's assets and liabilities in accordance with the Uniform System of Account's Electric Plant Instruction No. 5, and the information required in Account 102, Electric Plant Purchased or Sold within six months of the transaction.

5. Consolidation and Hearing Issues

Consumers and Competitors and Long Island Municipals request that the proposed LILCO/LIPA Transaction be consolidated with the proceeding in Docket No. ER98-11-000 regarding the power sales agreement between LILCO and LIPA, because these proceedings are closely related. They request that the issues in these proceedings be set for hearing.

We do not believe that consolidation or a hearing is necessary. While the two proceedings are clearly related, each is evaluated under different criteria. The Merger Policy Statement is used as the basis for evaluating this FPA section 203 application, while cost of service and rate design principles are used to evaluate the power sales agreement under FPA section 205. [FN41]

As noted above, contemporaneously with issuance of the order in this proceeding, we are issuing an order in Docket No. ER98-11-000 in which we are setting for hearing the power sales agreement at issue in that proceeding. As discussed above, consolidation of the two proceedings is unnecessary. However, because the proceedings are related, our findings in this proceeding remain subject to the outcome of the proceeding in Docket No. ER98-11-000.

The Commission orders:

 (A) Consumers and Competitors' alternative motions to reject, or stay and consolidate proceedings are hereby denied.
  (B) The untimely motions to intervene of Suffolk Agency and Nassau County are hereby granted.
  (C) LILCO's application is hereby approved, based on LIPA's commitment to file an open access transmission tariff pursuant to Order Nos. 888 and 888-A, as discussed in the body of this order.
  (D) This proceeding is subject to the outcome of the proceeding in Docket No. ER98-11-000, as discussed in the body of this order.
  (E) LILCO is required to submit information regarding the transfer of LILCO's assets and liabilities in accordance with the Uniform System of Account's Electric Plant Instruction No. 5, and the information required in Account 102, Electric Plant Purchased or Sold within six months of the transaction.
  (F) The Commission retains authority under section 203(b) of the FPA to issue supplemental orders as appropriate.
  (G) The foregoing authorization is without prejudice to the authority of this Commission or any other regulatory body with respect to the rates, service, accounts, valuation, estimates, determinations of cost, or any other matter whatsoever now pending or which may come before this Commission.
  (H) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.
  (I) LILCO should promptly notify the Commission when the proposed disposition of facilities is consummated.


By the Commission.

( S E A L )

David P. Boergers,

Acting Secretary.

  FN1. 16 U.S.C. s 824b (1994).

     FN2. See Promoting Wholesale Competition Through Open Access Non-Discriminatory Transmission Services by Public Utilities; Recovery of Stranded Costs by Public Utilities and Transmitting Utilities, Order No. 888, 61 Fed. Reg. 21,540 (1996), FERC Stats. & Regs. p 31,036 at 31,824-26 (1996), order on reh'g, Order No. 888-A, 62 Fed. Reg. 12,274 (1997), FERC Stats. & Regs. p 31,048
at 30,413-415 (1997),  order on reh'g, Order No. 888-B, 81 FERC p 61,248 (1997), order on reh'g, Order No. 888-C, 82 FERC p 61,046 (1998).

  FN3. LILCO's wholesale municipal customers are the Villages of Freeport, Greenport, and Rockville Centre (jointly, Long Island Municipals). These three customers obtain the bulk of their electric service either through their own generation or from the Power Authority of the State of New York (NYPA).

  FN4. Application Vol. I. at 9-10.

  FN5. See Long Island Lighting Company (LILCO), 80 FERC p 61,035 (1997), reh'g pending.

     FN6. N.Y. Pub. Auth. Law, ss 1020 et seq.  Application Vol. II., Exhibit H,
Article V at 23, and Witness Hulkower Testimony at 2.

  FN7. Application Vol. I. at 11.

  FN8. Application Vol. I. at 8 and 11.

  FN9. The Control Board, among other things, is responsible for approving LIPA's securities issuances and contracts with a total consideration of more than $1 million that do not involve LIPA's day-to-day operations. Witness Hulkower Testimony at 3-4.

  FN10. Application Vol. I, Attachment H.

  FN11. Witness Madsen Testimony at 6-7, and LILCO's Answer at 2.

     FN12. Under the terms of the LIPA Agreement, LIPA will pay approximately $2.5 billion in cash, and assume, redeem or refinance $3.5 billion in LILCO debt. The net proceeds to HoldCo will be $1.7 billion. The purchase price is based on the estimated net book value of the assets to be transferred to LIPA by virtue of the LILCO/LIPA Transaction. Application Vol. I. at 15.

  FN13. Application Vol. I. at 2-3.

  FN14. Witness Hulkower Testimony at 6.

  FN15. Application Vol. I. at 28-29.

     FN16. The New York State Restaurant Association and the Nassau-Suffolk Hospital Council, Inc. also submitted comments in support of the LILCO/LIPA Transaction.

  FN17. Consumers and Competitors is comprised of: the Initiative for Competitive Energy, New York Citizens for a Sound Economy Foundation, New York Public Interest Research Group, Inc., Public Citizen, CILCORP Inc., Wheeled Electric Power Competition, and Electric Rate Savers, L.L.C. Consumers and Potential Competitors later filed a motion to direct that the completed power supply agreement in Docket No. ER98-11-000 be filed in this proceeding and that a hearing be conducted on the completed application.

  FN18. See LILCO, 80 FERC at 61,074 & n.16.

     FN19. Inquiry Concerning the Commission's Merger Policy Under the Federal Power Act: Policy Statement, Order No. 592, FERC Stats. & Regs. Regulations Preambles p 31,044 at 30,111 (1996), reconsideration denied, Order No. 592-A, 79 FERC p 61,321 (1997) (Merger Policy Statement).

  FN20. After the transaction, separate entities (Genco and LIPA, respectively) will own LILCO's generating and transmission facilities in its current electric service territory. Moreover, LIPA, as a state agency, is a not-for-profit entity and therefore should have no incentive to exercise market power.

  FN21. Witness Spann Testimony at 5 and 6.

  FN22. Application Vol. I. at 4-5 and 21.

  FN23. Consumers and Competitors argue that the power sales agreement between LILCO and LIPA (filed under FPA section 205 in Docket No. ER98-11-000) will effectively eliminate competition on Long Island at both the wholesale and retail levels and raise retail rates. Consumers and Competitors assert that because retail competition is being initiated in the State of New York, the Commission should require the filing of a forward-looking competitive analysis in this proceeding. As discussed below, in an order being issued contemporaneously with this order, the Commission is setting for hearing the power sales agreement in Docket No. ER98-11-000. See Long Island Lighting Company, 82 FERC p ______ (1998).

  FN24. Witness Madsen Testimony at 7.

  FN25. Merger Policy Statement, FERC Stats. & Regs. at 30,123-24.

     FN26. Witness Hulkower's Testimony at 7, and Application Vol. I. at 6 and 23- 25.

  FN27. Witness Madsen's Testimony at 14, and Application Vol. I at 24.

  FN28. The application provides that LIPA intends to carry out the mandate of the Control Board resolution that "[a]ll customer protections existing at the date of this resolution, at a minimum, must be maintained." The application further states that LIPA and LILCO are contacting all recent wholesale transmission customers to assure them that they will not suffer adverse rate consequences or experience a decrease in their service levels as a result of the transaction. Witness Hulkower's Testimony at 10-11.

  FN29. Application Vol. I. at 24-25.

     FN30. Exhibit G, Witness Hulkower's  Testimony at 5-6, and Application Vol.
I. at 26.

     FN31. Witness Hulkower's Testimony at 5-6, and Application Vol. I. at 25. The application indicates that savings will result primarily from: (1) LIPA's issuance of tax-exempt bonds to finance LILCO's acquisition; (2) LIPA's exemption from federal income taxes; and (3) the settlement of Shoreham property tax litigation initiated by LILCO against Suffolk County. Witness Hulkower's Testimony at 4-5.

     FN32. Under the program, customers will be able to purchase 50-100 MW of power from alternative suppliers and receive wheeling for such loads from LIPA. Application Vol. I. at 28-29.

  FN33. Application Vol. I. at 29.

  FN34. Consumers and Competitors' Hearing Request at 38-40.

  FN35. Id. at 40-47.

  FN36. LIPA's Answer to Consumers and Competitors' Hearing Request at 23.

  FN37. See Order No. 888, FERC Stats. & Regs. at 31,655.

  FN38. LIPA's Answer to Consumers and Competitors' Hearing Request at 23.

  FN39. We note that the New York Commission, in a prudence investigation, has already reviewed LILCO's investment in Shoreham.

  FN40. Merger Policy Statement, FERC Stats. & Regs. at 30,125.

  FN41. In this regard, we will deny Consumers and Competitors' motion to reject the filing or in the alternative, stay the proceeding and consolidate it with the proceeding in Docket No.
ER98-11-000.

                                                                         D.3-2

                     FEDERAL ENERGY REGULATORY COMMISSION

Before Commissioners: James J. Hoecker, Chairman; Vicky A. Bailey, William L. Massey, Linda Breathitt, and Curt Hebert, Jr.

                         Long Island Lighting Company

                   Docket Nos. ER98-11-000 and EL98-22-000

     ORDER ACCEPTING FOR FILING PROPOSED RATE, INITIATING INVESTIGATION,
        ESTABLISHING HEARING PROCEDURES AND REFUND EFFECTIVE DATE, AND
                                CONSOLIDATING
                                   DOCKETS

                          (Issued February 12, 1998)

Introduction

Long Island Lighting Company (LILCO) has filed a proposed Power Supply Agreement
(PSA) for the sale of capacity and energy by LILCO, through a yet-to- be formed generation subsidiary, GENCO, to the Long Island Power Authority (LIPA). [FN1]In this order, we accept, suspend, make effective subject to refund, and set for hearing the proposed filing (with an effective date of the date on which service commences). We also will institute an investigation under section 206 of the Federal Power Act, 16 U.S.C. s 824e (1994), and establish a refund effective date.

Background

On July 16, 1997, the Commission issued an order which approved the disposition of certain jurisdictional facilities as part of the combination of LILCO and the Brooklyn Union Gas Company (Brooklyn Union). [FN2]In the July 16 order, the Commission noted that the parties stated that negotiations were underway between LILCO, Brooklyn Union, and LIPA regarding LIPA's purchase of LILCO's transmission and distribution system, LILCO's regulatory assets and some or all of LILCO's generation capacity (LIPA Agreement).

On October 1, 1997, LILCO filed an unexecuted proposed PSA for the sale of capacity and energy by LILCO, through GENCO, to LIPA. [FN3]LILCO requests waiver of the prior notice requirement, [FN4]to permit an effective date of April 1, 1998.

Notice of the filing was published in the Federal Register,  62 Fed. Reg. 55,802
(1997), with comments, protests, and interventions due on or before November 4, 1997.

The Public Service Commission of the State of New York (New York Commission) filed a notice of intervention, challenging the justness and reasonableness of the proposed rates and requesting an investigation.

A group calling itself the Consumers and Potential Competitors of LILCO and LIPA (Consumers and Competitors) filed a joint motion to intervene, protest, request for a hearing and motion to consolidate the instant docket with Docket No. EC97-45-000 (LILCO disposition docket). Consumers and Competitors allege that the proposed rates are excessive and that there are common issues of rate level and competitive impact which arise in the instant docket as well as in the LILCO disposition docket.

 LIPA filed a motion to intervene and motion for rejection of the proposed filing. Alternatively, LIPA seeks summary disposition, a hearing, and the establishment of a refund period pursuant to section 206.

  Brooklyn Union filed a motion to intervene, which raises no substantive issues. The New York State Restaurant Association (Restaurant Association) filed a motion to intervene with comments that support the filing. LILCO filed an answer to LIPA's pleading. While opposing the requests for summary disposition, rejection, and consolidation, LILCO states that it does not oppose the establishment of hearing procedures and a refund period pursuant to section 206. LILCO also filed an answer opposing the Consumers and Competitors' request for consolidation of the dockets.

  The County of Suffolk, New York (Suffolk County) filed a motion to intervene, protest, and motion to reject. Alternatively, Suffolk County seeks a hearing, consolidation with the LILCO disposition docket and the institution of a section 206 proceeding. LILCO filed an answer opposing Suffolk County's motion to intervene as untimely. LIPA also filed an answer to Suffolk County's filing. LIPA does not oppose the intervention, but it does oppose the request to reject the filing and the alternative requests for a hearing, for a section 206 investigation and for consolidation of the instant docket with the LILCO disposition docket. [FN5]

  Subsequently, on December 22, 1997, LILCO filed an amendment to the PSA, which it characterized as a settlement between it and LIPA which resolved all of the issues between these two parties.

Notice of the amendment was published in the Federal Register, 63 Fed. Reg. 2,972 (1998), with comments, protests, and motions to intervene due on or before January 20, 1998.

  Consumers and Competitors filed comments in opposition. They assert that the amendment is only between LILCO and LIPA, and does not represent the interests of the ultimate consumers. Consumers and Competitors point out that the amendment does not address competition issues. According to Consumers and Competitors, the amendment still leaves LILCO a substantial competitive advantage. Consumers and Competitors further allege that LILCO has unreasonably increased its depreciation rates, that the PSA has an excessive rate of return on equity, and that LILCO's otherwise uneconomic generating plants will not be retired because LIPA's purchase of power pursuant to the PSA will subsidize the plants.

  The New York State American Federation of Labor and Congress of International Organizations, Long Island Federation of Labor (Labor Unions) filed a motion to intervene and comments supporting the proposed PSA as amended.

  The New York Commission filed comments which support the proposed amendment.

LILCO filed an answer to Consumers and Competitors' comments. LILCO maintains that the proposed amendment resolved all the rate issues raised by LIPA and Consumers and Competitors. LILCO also points out that Consumers and Competitors will not be a direct customer of LIPA, thus the retail rates that they will pay will only be indirectly affected by the PSA.

Discussion

  Procedural Matter

  Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure, 18 C.F.R. s 385.214 (1997), the timely, unopposed motions to intervene of LIPA, Consumers and Competitors, Brooklyn Union, Suffolk County, [FN6]Labor Unions, and the Restaurant Association, and the notice of intervention filed by the New York Commission serve to make them parties to this proceeding. Motion to Reject

  Suffolk County has asked that the filing be rejected. It seeks rejection arguing that the filing is not consistent with the parties' agreement. Suffolk County also seeks rejection of the filing because of the improper tying of variable costs not incurred by LILCO for energy not actually purchased by LIPA, to the purchase price LIPA pays. Suffolk County also argues that the filing should be rejected because the tax provisions are inherently unreasonable.

  We are not persuaded that the filing should be summarily rejected. We find that the proposed PSA, as amended, is consistent with the parties' agreement; in fact, both LILCO and LIPA urge its acceptance. We further find that the variable cost issue and the tax issue raise factual questions and are best addressed in the hearing we order below.

  Motions to Consolidate

  Suffolk County and Consumers and Competitors ask that the instant docket be consolidated with the LILCO disposition docket. The basis for the requests is the complex and comprehensive restructuring of LILCO. They allege that the interrelationships of the various agreements involved in the two dockets that are the outgrowth of that restructuring require consolidation of the dockets.

  We do not believe that the instant docket should be consolidated with the LILCO disposition docket, which is being acted on contemporaneously with our order in this docket. [FN7]LILCO's application in the LILCO disposition docket requests authority to dispose of its transmission facilities and certain jurisdictional contracts to LIPA. An evaluation of that request does not require a final determination on the PSA and the proposed rates.

  Hearing Issues

  LILCO explains that the proposed cost-based formula rate recovers all costs, except fuel, which will be supplied by LIPA. LILCO provides a projected cost of service study for 1999 in support of the rates. However, intervenors have raised factual issues which warrant an evidentiary hearing. In addition, we have concerns that the proposed formula rate may lack specificity and include components which generally are not allowed in formula rates. These issues should also be addressed at hearing.

  Suffolk County also seeks a hearing on the issue of whether LIPA should have bargained for more favorable rates or whether LILCO exercised market power. We will not institute an investigation into these issues. The Commission does not investigate whether a customer has bargained for the best deal. See Pennsylvania Power & Light Company, 23 FERC p 61,325 at 61,716 (1983); Philadelphia Electric Company, 15 FERC p 61,264 at 61,601 (1981). Furthermore, the Commission does not examine a seller's market power when considering cost-based rates. See Toledo Edison Company, 79 FERC p 61,088 at 61,420 (1997), reh'g pending.

  Rate Analysis and Hearing Procedures

  Our preliminary analysis of the proposed rate indicates that it has not been shown to be just and reasonable, and may be unjust, unreasonable, unduly discriminatory or preferential, or otherwise unlawful. As a result, we will accept the rate for filing, suspend the rate for a nominal period and allow the rate to go into effect on the date service commences, subject to refund, and set the rate for hearing as ordered below. Because the PSA may ultimately be viewed as a change in rates, we will suspend the proposed rates. However, because it may ultimately be determined that the PSA between GENCO and LIPA represents a new service for a new customer, and therefore instead represents an initial rate, see Southwestern Public Service Company, 72 FERC p 61,104 at 61,559 (1995), reh'g pending, we will suspend the proposed rate for only a nominal period and allow it to go into effect on the date service commences, subject to refund. For that same reason, we will also commence an investigation of the proposed rate under section 206 in Docket No. EL98-22-000, and establish a refund effective date.

  In cases where, as here, the Commission institutes a section 206 investigation on its own motion, section 206(b) requires that the Commission establish a refund effective date that is no earlier than 60 days after publication of notice of the Commission's investigation in the Federal Register, and no later than five months subsequent to the expiration of the 60- day period. In order to give maximum protection to consumers, [FN8]we will establish a refund effective date of 60 days from the date on which notice of our initiation of the investigation in Docket No. EL98-22-000 is published in the Federal Register if service has already commenced by that date, or the date when service commences, but in no event will the refund effective date be later than 5 months subsequent to the expiration of the 60-day period. [FN9]

  Section 206(b) also requires that, if no final decision is rendered in the Commission's investigation by the refund effective date or by the conclusion of a 180-day period commencing upon initiation of a proceeding pursuant to section 206, whichever is earliest, the Commission shall state the reasons why it has failed to do so and shall state its best estimate as to when it reasonably expects to make such a decision. To implement that requirement, we will direct the presiding judge to provide a report to the Commission 15 days in advance of the refund effective date in the event the presiding judge has not by that date:
(1) certified to the Commission a settlement which, if accepted, would dispose of the proceeding; or (2) issued an initial decision. The judge's report, if required, shall advise the Commission of the status of the investigation and provide an estimate of the expected date of certification of an initial decision or of a settlement.

  Because we find that there are common issues of fact and law involved in Docket Nos. ER98-11-000 and EL98-22-000, we will consolidate the dockets for purposes of hearing and decision.

The Commission orders:

  (A) The motions to reject the filing are hereby denied.

  (B) The motions to consolidate the filing with the LILCO disposition docket are hereby denied.

(C) The proposed PSA, as amended, is hereby accepted for filing, suspended for a nominal period and allowed to become effective on the date that service commences, subject to refund.

(D) Pursuant to the authority contained in and subject to the jurisdiction conferred upon the Federal Energy Regulatory Commission by section 402(a) of the Department of Energy Organization Act and by the Federal Power Act, particularly sections 205 and 206 thereof, and pursuant to the Commission's Rules of Practice and Procedure and the regulations under the Federal Power Act (18 C.F.R., Chapter I), a public hearing shall be held in Docket No. ER98-11-000 concerning the justness and reasonableness of the proposed rate.

  (E) Pursuant to the authority contained in and subject to the jurisdiction conferred upon the Federal Energy Regulatory Commission by section 402(a) of the Department of Energy Organization Act and by the Federal Power Act, particularly section 206 thereof, and pursuant to the Commission's Rules of Practice and Procedure and the regulations under the Federal Power Act (18 C.F.R., Chapter
I), a public hearing shall be held in Docket No. EL98-22-000 concerning the justness and reasonableness of the proposed rate.

     (F) Docket Nos. ER98-11-000 and EL98-22-000 are hereby consolidated for purposes of hearing and decision.

  (G) A presiding administrative law judge, to be designated by the Chief Administrative Law Judge, shall convene a prehearing conference, to be held within approximately fifteen days of the date of this order in a hearing room of the Federal Energy Regulatory Commission, 888 First Street, N.E. Washington, D.C. 20426. The presiding judge is authorized to establish procedural dates, and to rule on all motions (except motions to dismiss) as provided in the Commission's Rules of Practice and Procedure.

  (H) The Secretary shall promptly publish in the Federal Register a notice of the Commission's initiation of the proceeding in Docket No. EL98-22-000.

  (I) The refund effective date in Docket No. EL98-22-000, established pursuant to section 206(b) of the Federal Power Act, will be 60 days from the date on which notice of our initiation of the investigation is published in the Federal Register if service has already commenced by that date, or the date when service commences, but in no event will the refund effective date be later than 5 month subsequent to the expiration of the 60-day period.

  (J) The presiding administrative law judge shall advise the Commission, no later than 15 days prior to the refund effective date established in Docket No. EL98-22-000, in the event that the presiding judge has not by that date certified to the Commission a settlement, which, if accepted, would dispose of the proceeding or issued an initial decision, as to the status of the proceeding and a best estimate when the proceeding will disposed of by the presiding judge.

  (K) LILCO shall notify the Commission that service has commenced within 15 days of the date service commences.

  (L) LILCO is hereby informed of the following rate schedule:

LILCO GENCO Rate Schedule FERC No. 1

By the Commission.

( S E A L )

David P. Boergers,

Acting Secretary.

  FN1. As discussed below, the proposed cost-based formula rate at issue here will not become effective until service commences.

     FN2. Long Island Lighting Company, 80 FERC p 61,035 (1997), reh'g pending (July 16 Order).

  FN3. LILCO expects to sell its non-nuclear generating capacity to GENCO; its nuclear generating capacity will be conveyed to LIPA.

  FN4. 18 C.F.R. s 35.3 (1997).

  FN5. LIPA sought rejection of the original filing. According to LIPA, the subsequent amendment addressed its concerns so that rejection is no longer appropriate. In fact, LIPA now supports acceptance of the amendment.

  FN6. LILCO's characterization of the filing which it made on December 22, 1997, as a settlement is incorrect. LILCO's resolution of rate issues with LIPA is a pre-filing agreement between the power seller and its customer that necessitated an amendment to the pending application. The December 22 filing thus is properly characterized as an amendment to the original filing, see generally Cajun Electric Power Cooperative v. Louisiana Power & Light Company, 55 FERC p 61,272 at 61,868-69 (1991), which allows the institution of a new period for interested persons to intervene and file comments or protests. The deadline for interventions based on that amendment occurred after Suffolk County moved to intervene. Thus, Suffolk County's motion to intervene is timely, and LILCO's objection (on the basis of a lack of timeliness) is of no moment.

  FN7. See Long Island Lighting Company, 82 FERC p ______ (1998).

  FN8. See, e.g., Canal Electric Company, 46 FERC p 61,153, reh'g denied, 47 FERC p 61,275 (1989).

  FN9. We will direct LILCO to notify us that service has commenced within 15 days of the date service commenced.

CASE 97-M-0567


                                    D-4.2

                              STATE OF NEW YORK
                          PUBLIC SERVICE COMMISSION




                                             At a session of the Public
                                             Service Commission held in the
                                             City of Albany on February 4, 1998




COMMISSIONERS PRESENT:

John F. O'Mara, Chairman
Maureen O. Helmer
Thomas J. Dunleavy


CASE 97-M-0567 - Joint Petition of Long Island Lighting Company and The Brooklyn Union Gas Company for Authorization under Section 70 of the Public Service Law to Transfer Ownership to an Unregulated Holding Company and Other Related Approvals.


                      ORDER ADOPTING TERMS OF SETTLEMENT
                       SUBJECT TO CONDITIONS AND CHANGES

                    (Issued and Effective February 5, 1998)


BY THE COMMISSION:

                                 INTRODUCTION

           A settlement filed December 12, 1997 (the Settlement) would merge The Brooklyn Union Gas Company (Brooklyn Union) and Long Island Lighting Company (LILCO) by creating a new parent holding company (HoldCo) whose subsidiaries would include KeySpan Energy Corp. (Brooklyn Union's parent) and LILCO. The new subsidiaries also would include service companies created to support the Brooklyn Union and LILCO utility operations. Insofar as necessary to enable HoldCo and the service companies to conduct their business, Brooklyn Union and LILCO would be allowed to transfer utility assets to them.

CASE 97-M-0567


            The Settlement was executed by the Association for Energy Affordability, Brooklyn Union, LILCO, Natural Resources Defense Council, New York State Consumer Protection Board, staff of the New York State Department of Public Service (Staff), and Trigen-Nassau Energy Corporation. Under an amendment executed on or about December 30, 1997 by the above parties and Local 1049, International Brotherhood of Electrical Workers and Local 101, Transport Workers Union of America, affiliate companies after the merger either will accept pre-existing collective bargaining agreements, or will accept restrictions on layoffs and on the designation of bargaining agents.

            On careful review of the Settlement, the comments received, and the evidence and arguments in this proceeding, we adopt the terms of the Settlement subject to the modification and clarification set forth below. Subsequent to this abbreviated order, we shall issue a more comprehensive opinion and order describing the bases of the decision announced here. The statute of limitations for filing petitions for rehearing or clarification of our decision will be deemed to run from the date of issuance of that opinion.

                                THE SETTLEMENT

            The Settlement enables Brooklyn Union and LILCO to
adapt to the emergence of competition in a manner that will provide cost savings and enhanced choices for customers, stimulate the economy of the combined companies' service territories, and provide the companies a reasonable opportunity to earn a fair return on investment in the new competitive environment.

            The  Settlement  represents  a negotiated  modification  of a merger proposal filed by Brooklyn Union and LILCO in March 1997. That proposal was the subject of six public statement hearings in May 1997, each preceded by a Staff sponsored educational and informational forum. After the Settlement was submitted in December 1997, parties filed position statements and

CASE 97-M-0567


testimony supporting or opposing it. The testimony was examined in evidentiary hearings, which were followed by a round of briefs.

            Our review of this record leads us to conclude that the Settlement's specified equity return caps for Brooklyn Union, which set the levels at which earnings will become subject to sharing between customers and shareholders, should be lowered. Our approval of the Settlement therefore will be conditioned on the following change. The Settlement (P. V.A.5.j.) provides that, in the case of Brooklyn Union, excess earnings will be subject to sharing insofar as the company's actual after-tax return on common equity for a given fiscal year exceeds a cap level that ranges from 14.0% to 13.25% (depending on the year). We adopt this provision on the condition that these stated percentages are altered to define Brooklyn Union's earnings cap as 13.75% for fiscal year 1998; 13.50% for fiscal years 1999, 2000, and 2001; and 13.25% for the next succeeding fiscal years thereafter.

            In addition, this order will put the companies on notice that we have identified a potential issue concerning Brooklyn Union's accounting for pensions and other post- employment benefits (OPEBs) under its June 1996 Holding Company Agreement (HCA).1 We are directing Staff to review this matter consistently with the HCA's terms and procedures. Further, in view of this potential issue, we note for clarification our understanding of the companies' pension and OPEB funding obligations under the Settlement's rate plans. We expect Brooklyn Union and LILCO to manage their pension and OPEB programs over the term of the rate plans in a manner that does not bias the results to the detriment of customers.

CONCLUSION

 --------

1 The HCA is entitled "June 25, 1996 Stipulation and Agreement Resolving Corporate Structure Issues and Establishing Multi-Year Rate Plan in Case 95-G-0671."

CASE 97-M-0567


            Taking  into  account  our  overall  responsibility  to set just and reasonable rates and to determine whether a proposed merger is in the public interest, the companies' statutory burden of proof, and our Settlement Guidelines,2 and having considered the evidence, comments, and arguments, we find that the terms of the Settlement, subject to the above described modification and clarification, are reasonable and in the public interest.

          Among other things, these terms, conditions, modification, and clarification are expected to provide customers bill reductions or credits averaging 3.00%, 2.47%, and 3.85% respectively for Brooklyn Union gas service, LILCO electric service, and LILCO gas service. These savings will help retain and attract businesses and stimulate economic activity in the combined companies' service territories. Moreover, with the Settlement's framework and expected competition in the energy services sector, customers can anticipate not only lower bills but also greater choices among energy providers and services.

       The Settlement also protects customers' interests by providing for sharing of excess earnings; rules and standards governing affiliate transactions and competitive conduct; and penalty formulas and dividend restrictions to ensure that the utilities' management remains focused on service quality and reliability. Additionally, the Settlement provides assistance programs for low-income gas customers, and other public benefit programs. The amendment to the Settlement adds provisions to safeguard the interests of Brooklyn Union's and LILCO's employees. The Settlement terms also provide a sound response to environmental concerns during the transition to a fully competitive market.

          Accordingly, the Settlement's terms are adopted in their entirety subject to the modification and clarification described above, and they are incorporated by reference into this

--------

2  Cases   90-M-0255  ET  AL.,   PROCEDURES  FOR   SETTLEMENTS  AND  STIPULATION
   AGREEMENTS, Opinion No. 92-2 (issued March 24, 1992), Appendix B, p. 8.

CASE 97-M-0567


order. Inasmuch as the terms of the Settlement are interrelated, as are the provisions of this order, if any term, condition, change, or clarification is modified, vacated, or otherwise materially affected by judicial review, we may re-examine our entire decision.

THE COMMISSION ORDERS:

            1. The terms of the Settlement Agreement (Settlement) filed in this proceeding December 12, 1997, including the amendment executed on or about December 30, 1997, modified and clarified as described above, are adopted in their entirety and are incorporated as part of this order.

            2. Long Island Lighting Company (LILCO) is directed to file, no later than the issuance date of this order, to become effective on that same date, such tariff amendments as are necessary to effectuate the immediate rate reductions under the LILCO gas rate plan contemplated by the Settlement as adopted.

            3. LILCO shall serve copies of its filing upon all parties to this proceeding. Any comments on the filing must be received at the Commission's offices within ten days of service of the company's proposed amendments. The amendments shall not become effective on a permanent basis until approved by the Commission. The requirement of ss.66(12) of the Public Service Law that newspaper publication be completed prior to the effective date of the proposed amendments is waived, provided that LILCO shall file with the Commission, no later than March 19, 1998, proof that a notice to the public of the changes proposed by the amendments and their effective date has been published once a week for four successive weeks in a newspaper having general circulation in the area affected by the amendments.

            4. Brooklyn Union and LILCO must submit a written statement of unconditional acceptance of the conditions, changes, and clarification contained in this order, signed and acknowledged by a duly authorized officer of each of the two companies, by February 11, 1998. If such acceptance of this

CASE 97-M-0567


order is not so filed, the adoption of the terms of the Settlement may be revoked. This statement should be filed with the Secretary of the Commission and served on all parties in this proceeding.

            5.  This proceeding is continued.


                               By the Commission,

                               (SIGNED)
                               JOHN C. CRARY
                               Secretary

CASE 97-M-0567


                                                                         D-4.3
                               STATE OF NEW YORK
                           PUBLIC SERVICE COMMISSION

                       At a session of the Public Service
                         Commission held in the City of
                           Albany on January 21, 1998


COMMISSIONERS PRESENT:

John F. O'Mara, Chairman
Maureen O. Helmer
Thomas J. Dunleavy



CASE 97-M-0567 - Joint Petition of Long Island Lighting Company and The Brooklyn
     Union Gas Company for Authorization under Section 70 of the Public Service Law to transfer ownership to an unregulated holding company and other related approvals.


                      ORDER ADOPTING NEGATIVE DECLARATION

                    (Issued and Effective January 29, 1998)


BY THE COMMISSION:

                   BACKGROUND AND DESCRIPTION OF THE ACTION

     This proceeding commenced upon the filing on March 13, 1997 of a "Joint Petition" by The Brooklyn Union Gas Company (Brooklyn Union) and Long Island Lighting Company (LILCO) for authorization under Section 70 of the Public Service Law to transfer ownership to an unregulated holding company and other related approvals. Amendments were made to the Joint Petition dated May 15, 1997 and July 7, 1997. Finally, a Settlement Agreement in this proceeding was executed on December 10, 1997 by Brooklyn Union, LILCO, Staff and other parties (hereinafter "Settlement"). The Settlement was filed with the Commission on December 12, 1997.

           The Joint Petition and Settlement provide a proposed framework for the business combination of LILCO and KeySpan Energy Corp. (KeySpan) - - Brooklyn Union's parent company - - in a holding company form to be effectuated in a share exchange between the new holding company (HoldCo) and LILCO, and a merger

CASE 97-M-0567

between KeySpan and a to-be-formed subsidiary of HoldCo, such that LILCO and KeySpan become subsidiaries of HoldCo. The combination of Brooklyn Union and LILCO proposes to enable the consolidation and integration of similar functions and processes and create opportunities for cost reduction or cost avoidance, such as the elimination of duplicative functions and positions, streamlining corporate activities, aggregating purchases of goods and services and avoiding planned capital expenditures. The proposed Settlement contains a number of safeguards related to cost allocation, affiliate transactions, the separation of the operations of unregulated affiliates from utility operations, access to the books and records of unregulated affiliates, safety and reliability, and customer service quality. The Settlement also provides proposed standards of competitive conduct that govern the relationship among the utility subsidiaries, the holding company, and energy services affiliates, and a dispute resolution mechanism.

          For LILCO gas customers, the Settlement proposes immediate rate reductions averaging 3.66% (bill reductions averaging 2.18%) as a result of negotiated rate-case-type adjustments. Upon consummation of the business combination, it is proposed that LILCO gas customers will receive additional rate reductions and estimated fuel savings bringing their total savings pursuant to the Settlement up to 5.25% in average rate reductions, and 1.74% in average estimated fuel cost reductions (total bill reductions averaging 3.85%). It is proposed that the new lower rates will remain in effect until at least November 30, 2000. The proposed Settlement also provides for a limited revenue reallocation on December 1, 1999 and the imposition of certain new charges.

           Upon consummation of the business combination, it is proposed that LILCO electric customers will receive rate reduction credits and estimated fuel savings bringing their total savings pursuant to the Settlement to 3.21% in average rate reduction credits, and 0.63% in average estimated fuel cost reductions (total bill reduction credits averaging 2.47%).

CASE 97-M-0567

            Upon consummation of the business combination, it is proposed that Brooklyn Union customers will receive rate reductions and estimated fuel savings bringing their savings pursuant to the Settlement to 3.74% in average rate reductions, and 1.94% in average estimated fuel cost reductions (total bill reductions averaging 3.00%). It is proposed that the new lower rates will remain in effect until at least September 30, 2002.

           In addition, the Settlement proposes financial disincentives for the failure to maintain system safety, reliability and customer service; proposes to establish or maintain low income programs for all gas customers; proposes environmental and public benefit programs; and proposes the elimination of appliance repair services.

                         THE ENVIRONMENTAL ASSESSMENT

            Brooklyn Union and LILCO have submitted a full EAF in this proceeding. The EAF was filed by the Companies on August 20, 1997. Parties were originally directed to submit comments within 10 business days of the filing,1 but the comment period was later extended until September 10, 1997.2 Comments were submitted by Natural Resources Defense Council (NRDC) and Citizens Advisory Panel (CAP). The comments of CAP were joined in by Oil Heat Institute of Long Island, Inc. (OHILI) and New York Public Interest Research Group (NYPIRG).

     Responses to EAF comments were due on September 19, 1997,3 but subsequent extensions were granted. Brooklyn Union and LILCO submitted a response dated September 22, 1997 to the comments of CAP and was granted extensions until November 6, 1997 to respond to the comments of NRDC.

--------
1 Case 97-M-0567, Procedural Ruling Concerning SEQRA Compliance (issued August 14, 1997).

2 Case 97-M-0567, Ruling Granting Third Extension of Case Schedule and EAF Comments (issued August 14, 1997).

3 Case 97-M-0567, Ruling Granting Third Extension of Case Schedule and EAF Comments (issued August 14, 1997).

CASE 97-M-0567

            By letter dated September 26, 1997, Peter Quinn, Intervenor PRO SE with the Long Island Progressive Coalition, (Peter Quinn) filed a response to the companies' response to CAP. By letter dated October 14, 1997, Brooklyn Union and LILCO requested that the Peter Quinn filing be rejected as untimely and unrelated to the proposed merger.

            By a filing dated November 5, 1997, Brooklyn Union and LILCO submitted a Supplement to the EAF (SEAF) and a response to the comments of NRDC. By letter dated November 6, 1997, NRDC provided comments regarding the SEAF. NYPIRG was also granted an opportunity to comment on the SEAF and did so by letter dated November 26, 1997. Finally, Brooklyn Union and LILCO, by a filing dated December 8, 1997, responded to NYPIRG's comments on the SEAF.

            The EAF and SEAF note that the organizational restructuring components of the business combination are not expected to have environmental impacts as there will be no material change in the way the companies' operations are conducted. Except for common administrative and general functions that will be performed by the holding company or a service company to realize post-merger savings, LILCO and Brooklyn Union will continue to conduct their respective utility operations as they do now.

           The EAF and SEAF anticipate that the business combination will not have a material effect on the demand for electricity and accordingly there will be no need for new electric transmission or distribution facilities. The level of electric generation is not expected to increase as a result of the combination beyond small elasticity effects and growth levels projected by LILCO without the combination. LILCO's Integrated Electric Resource Plan (IERP) forecasts are unchanged due to the combination. Pursuant to the Settlement, LILCO will continue with its Demand Side Management (DSM) and Research and Development (R&D) programs after the business combination. LILCO's DSM budget for 1998 will be $10.4 million.

CASE 97-M-0567

            The merger of Brooklyn Union and LILCO will put the combined company in a business position that will tend to encourage more aggressive marketing and use of clean and efficient natural gas on Long Island as a replacement for dirtier and less efficient fuels. In addition, the Settlement requires positive environmental initiatives including:

          a. the establishment of an internal multi- disciplinary committee to keep informed of emerging trends regarding renewable and clean distributed technologies, including fuel cells and photovoltaics ("PVs"), as well as pending and prospective legislation affecting such energy technologies;

          b. the establishment of a fuel cell and PV demonstration program to further the use of these technologies on Long Island;

          c. the continuation of LILCO's DSM and R&D programs and the continuation of Brooklyn Union's R&D program, including alternative and renewable energy programs such as fuel cells and PVs;

          d. the establishment of low-income energy efficiency programs for LILCO including DSM low-income programs and a consumer affairs program targeted at coordinating energy efficiency packages for low-income customers;

          e. a commitment by LILCO to continue working with the Commission on various electric ratemaking proposals which will require evaluation of a number of issues including energy efficiency, load shifting, fixed price services, performance-based ratemaking and conservation;

          f. a commitment by LILCO to continue with its participation in the Ozone Transport Region Utility Group as it monitors and influences industry restructuring developments and the Ozone Transport Assessment Group process, and to join

CASE 97-M-0567

               the Ozone Attainment Coalition (a group of Northeast utilities and environmental advocacy groups, including NRDC) to influence regulatory policy towards an equitable solution to the attainment of the present ozone standard in the Northeast and reducing emissions from upwind sources that are transported into the Northeast;

          g. a commitment by LILCO to encourage the use of cost-effective energy efficiency and small distributed generating technologies as alternatives to conventional power generation additions and new T&D infrastructure;

          h. a commitment by LILCO to work with the load serving entities and others to develop, where feasible, a meaningful and cost-effective approach to informing customers of the fuel mix and emission characteristics of the generation sources relied on by the load serving entity;

          i. a commitment by LILCO to participate in utility market transformation collaboratives including the Consortium for Energy Efficiency, Northeast Energy Efficiency Partnerships and the Energy Efficiency Procurement Collaborative; and

          j. a commitment by LILCO to support the adoption of improved building codes and standards as an appropriate mechanism for improving the energy efficiency of buildings and, in particular, their use of electricity.

               COMMENTS AND RESPONSES REGARDING THE EAF AND SEAF

            a.    NRDC

     NRDC's comments on the original EAF raised concerns that the merger might reduce Brooklyn Union's commitment to developing fuel cell technology; that the merger might result in a reduction in LILCO's DSM program, expanding electric sales with resulting pollution impacts; and that the EAF unjustifiably

CASE 97-M-0567

relied on the existing regulatory framework as a guarantee that the merger will have no environmental impact. Subsequent to the filing of NRDC's comments, Brooklyn Union and LILCO agreed to a series of mitigation measures and environmental commitments that satisfied NRDC's concerns. Brooklyn Union and LILCO adopted the mitigation measures and environmental commitments as part of their application by submitting them for approval as part of the SEAF. Thereafter, the mitigation measures and environmental commitments, with minor modifications resulting from the participation of a broader group of parties, were also incorporated into the Settlement Agreement presented for the Commission's approval. NRDC's comments on the SEAF express NRDC's satisfaction that the issues NRDC raised have been favorably resolved.

            b.    CAP

            CAP's comments argue that the Commission must evaluate the potential adverse environmental impacts of the contemplated transaction between LILCO and the Long Island Power Authority (LIPA). CAP argues that the Brooklyn Union/LILCO proposal makes special provision for arrangements that will occur when LIPA purchases certain of LILCO's assets after the merger, therefore the merger and the LIPA transaction are related steps in one process. Consequently, CAP believes, for SEQRA review purposes these activities must be evaluated together to avoid improper segmentation.

            As to the analysis contained in the EAF, CAP believes that it is non-substantive and superficial, and that the compliance with environmental laws described in the EAF does not necessarily meet the standard of reducing environmental harm contained in SEQRA.

            c.    PETER QUINN

            Peter Quinn's comments insist that, as part of the review of the environmental impacts of the merger, the Commission examine the consequences of LIPA's proposal to build a cable under Long Island Sound and the various types of off-island generation that he alleges will be used, the increased use of

CASE 97-M-0567

natural gas instead of oil or coal, LIPA's alleged inability to move to alternate fuels that have less environmental impacts, the viability of LILCO's 1995 Integrated Resource Plan, and the noncompliance status of the Long Island region with regard to CO2, CO and NOx gases.

            d.    NYPIRG

            NYPIRG's initial comments regarding the SEAF allege that a provision in the SEAF that certain environmental commitments would end upon consummation of the LIPA transaction would allow LILCO to end its DSM program to the detriment of the environment. The end of the DSM program, NYPIRG argues, will result in greater electricity consumption, increased consumption of the fossil fuels that LILCO will burn to generate the electricity, and a greater risk of respiratory diseases associated with emissions caused by burning those fossil fuels, and therefore an EIS must be prepared to examine those impacts.

            e.    BROOKLYN UNION AND LILCO

     The Companies assert that the proposed business combination will have no significant adverse impact on the environment because there is no relevant change to the Companies' operations as the result of the combination. According to Brooklyn Union and LILCO, the proposed business combination is separate and independent of the LIPA transaction. The Companies plainly state that if the LIPA transaction does not occur, Brooklyn Union and LILCO would nonetheless proceed with the combination and become subsidiaries of a newly created holding company. They also note that the EAF voluntarily provides information relating to the LIPA transaction and demonstrates that the LIPA transaction would be beneficial to the environment, particularly in light of LIPA's statutory mandate to promote energy conservation and renewable technologies.

            In response to CAP, the Companies complain that CAP's comments lack facts or data which identify, quantify or qualify the alleged negative impacts on the environment occasioned by the LIPA transaction.

            Regarding NRDC's initial comments, the Companies provide detailed assurances that they will continue Brooklyn Union's commitment to fuel cells, its R&D programs and related marketing efforts. Likewise, the Companies pledge to continue

CASE 97-M-0567

LILCO's commitment to DSM programs. While the Companies state that they believe that mitigation efforts are unnecessary, they nevertheless agreed to a series of mitigation measures and environmental commitments adopted as part of their application by submitting them for approval as part of the SEAF. As noted above, the mitigation measures and environmental commitments, with minor modifications resulting from the participation of a broader group of parties, were also incorporated into the Settlement Agreement presented for the Commission's approval.

            Regarding the comments of Peter Quinn, the Companies urge the Commission to reject them as untimely and unrelated to the proposed merger.

            Finally, in response to NYPIRG's comments,  the Companies argue that
NYPIRG has fundamentally mischaracterized the SEAF in alleging that the SEAF permits LILCO to terminate its DSM programs. The Companies assert that nothing in the SEAF allows or proposes the termination or diminution of LILCO's DSM obligation under the Commission's rules and regulations which continues regardless of the SEAF.

                                  DISCUSSION

            We have reviewed the Companies' initial and supplemental EAFs, the comments of the parties, the Companies' responses to the comments of the parties, and the terms of the Joint Petition, Amendments, and Settlement Agreement presented for Commission approval.

            a.    FUEL CELLS

            NRDC initially expressed concern about a potential that the merger would reduce Brooklyn Union's commitment to developing fuel cell technology. Brooklyn Union and LILCO agreed to mitigation measures and environmental commitments including the establishment of an internal multi-disciplinary committee to keep informed of emerging trends regarding renewable and clean distributed technologies, including fuel cells, as well as pending and prospective legislation affecting such energy

CASE 97-M-0567

technologies; the establishment of a fuel cell demonstration program to further the use of these technologies on Long Island; the continuation of Brooklyn Union's R&D program, including alternative and renewable energy programs such as fuel cells; and a commitment by LILCO to encourage the use of cost-effective energy efficiency and small distributed generating technologies as alternatives to conventional power generation additions and new T&D infrastructure. These measures satisfied NRDC's concern and demonstrate a continuing commitment to the development of fuel cell technology by Brooklyn Union and LILCO.

            b.    DEMAND SIDE MANAGEMENT

            NRDC initially  expressed  concern about a potential that the merger would result in a reduction in LILCO's DSM program, thereby expanding electric sales with resulting pollution impacts. Brooklyn Union and LILCO agreed to the continuation of LILCO's DSM program; the establishment of low-income energy efficiency programs for LILCO including DSM low-income programs and a consumer affairs program targeted at coordinating energy efficiency packages for low-income customers; a commitment by LILCO to continue working with the
Commission on various electric ratemaking proposals which will require evaluation of a number of issues, including energy efficiency, load shifting, fixed price services, performance-based ratemaking and conservation; a commitment by LILCO to encourage the use of cost-effective energy efficiency and small distributed generating technologies as alternatives to conventional power generation additions and new T&D infrastructure; a commitment by LILCO to participate in utility market transformation collaboratives including the Consortium for Energy Efficiency, Northeast Energy Efficiency Partnerships and the Energy Efficiency Procurement Collaborative; and a commitment by LILCO to support the adoption of improved building codes and standards as an appropriate mechanism for improving the energy efficiency of buildings and, in particular, their use of electricity. These measures again satisfied NRDC's concern and demonstrate a continuing commitment to DSM by Brooklyn Union and LILCO. LILCO's DSM budget for 1998 will be

CASE 97-M-0567

$10.4 million. There is no reduced DSM associated with the merger and therefore no expected incremental increase in demand. There is no logical basis for NYPIRG's contention that LILCO would somehow be permitted to end its DSM program to the detriment of the environment.

            c.    SOUND CABLE AND OFF-ISLAND GENERATION

            Peter Quinn's suggestion that the Commission must study the consequences of an alleged LIPA proposal to build an electric transmission line under Long Island Sound, and the impact of off- island generation that he alleges will be used, is without merit. No such proposal is part of the application before the Commission. LIPA is subject to the Commission's Article VII jurisdiction and any such proposal would engender a full review when made.

            d.    INCREASED USE OF NATURAL GAS

            As the EAF points out, the operations of the Companies as to generation sources will remain largely unchanged after the merger. While Peter Quinn raises a concern regarding the status of the Long Island region with regard to CO2, CO and NOx gases, he admits that pollution on Long Island is largely a result of transmigration from other regions. The merger of the Companies will put them in a business position that will tend to encourage more aggressive marketing and use of clean and efficient natural gas on Long Island as a replacement for dirtier and less efficient fuels such as oil and coal, which to the degree that it is actually accomplished, will be beneficial to the environment. The EAF demonstrates the Companies' compliance with applicable clean air standards. Compliance with clean air standards is one measure to demonstrate that environmental harm is being reduced to the legal level given the broad framework of federal, state and local regulatory and permitting requirements. However, Brooklyn Union & LILCO have agreed to significant additional mitigation measures to promote energy conservation, renewable and clean distributed technologies. The Companies have also made a commitment to continue participation in the Ozone Transport Region Utility Group as it monitors and influences industry

CASE 97-M-0567

restructuring developments and the Ozone Transport Assessment Group process, and to join the Ozone Attainment Coalition to influence regulatory policy towards an equitable solution to the attainment of the present ozone standard in the Northeast and reducing emissions from upwind sources that are transported into the Northeast; and a commitment to work with the load serving entities, Staff and others to develop, where feasible, a meaningful and cost-effective approach to informing customers of the fuel mix and emission characteristics of the generation sources relied on by the load serving entity.

            f.    ELASTICITY OF ELECTRIC CONSUMPTION

            Demand elasticity is a measure of the change in electric consumption resulting from a change in electric rates. The estimated bill impact of the Settlement, when implemented, will be to reduce the average electric bill of LILCO's customers by 2.47%. LILCO estimates in its comments that a 2% bill reduction will have an elasticity effect increasing electric consumption by 0.25%. The 2.47% estimated reduction of base electric rates would have a slightly higher effect, increasing consumption by approximately 0.32%. Such an elasticity effect is small considering that electric usage during peak seasons typically swings by 3% or more from year to year1 due to changes in weather patterns and ambient temperature.

            An FGEIS2 was recently prepared in connection with the COB case.3 In the FGEIS, the PROMOD simulation showed that a 1% annual incremental growth due to rate reductions associated with competition would result in an incremental 2.9% increase in SO2 emissions, a 5.5% increase in NOx and a 12% increase in CO2 by 2012. The Commission determined that, although the FGEIS showed

--------
1 For example, although rates remained fairly constant, LILCO's electric revenues (as a result of higher consumption) were 3% higher in the summer of 1996 ($1.04B) than in the summer of 1995 ($1.01B) due largely to variations in weather and ambient temperature.
2    Final Generic Impact Statement for Case 94-E-0552 (Issued
     May 3, 1996).
3   Case 94-E-0952, et al., Competitive Opportunities Proceeding.

CASE 97-M-0567

the possibility of detrimental incremental air quality impacts "consistent with the social, economic and other essential considerations, from among the reasonable alternatives available," the Commission's restructuring policy "avoids or minimizes adverse environmental impacts to the maximum extent practical."1 Similar conditions apply to this case. A staff elasticity analysis (Attachment) shows that the annual average incremental increase in demand (over the same 15 year modeling period used in the FGEIS) associated with the 2.47% rate decrease would be 0.18%, much less than the 1% annual incremental growth evaluated by the Commission in the FGEIS.

            g.    RELATION TO LIPA TRANSACTION

            CAP argued that the Settlement Agreement makes special
provision for arrangements that will occur when LIPA purchases certain of LILCO's assets after the merger; therefore, CAP said, the merger and the LIPA transaction are related steps in one process and for SEQRA review purposes must be evaluated together to avoid improper segmentation. CAP's premise and characterization of the Settlement Agreement is incorrect. The only substantive provisions of the Settlement Agreement that contemplate LIPA being the owner of certain LILCO assets are those regarding what the Settlement Agreement designates as a "Successor Company." A Successor Company is generally defined by the Settlement Agreement as any subsidiary that provides goods and services to LIPA or to a jurisdictional utility. A "Utility ServeCo" is defined as a company that provides service to a jurisdictional utility or to a Successor Company. The Settlement Agreement allows Successor Companies to participate in the joint activities of a Utility ServeCo as if the Successor Company were LILCO or Brooklyn Union. These provisions do not facilitate or effectuate a part of the LIPA transaction, but merely prevent the Settlement Agreement from becoming an impediment to the continued electric ratepayer benefits of the Settlement Agreement and the

--------

1 Case 94-E-0952 et al., IN THE MATTER OF COMPETITIVE OPPORTUNITIES REGARDING ELECTRIC SERVICE, Opinion and Order 96-12 (issued May 20, 1996), pg. 81.

CASE 97-M-0567

post-merger savings. If these provisions were not included in the Settlement Agreement, the LIPA transaction would occur, but LIPA's customers could not continue to participate in the achievement of post-merger savings. Such an impediment would obviously not be in the public interest and the provisions removing such an impediment do nothing to change the character of the approvals sought in this proceeding that are separate and distinct from the LIPA transaction.

                                  CONCLUSION

           Having examined and considered the relevant environmental impacts and facts disclosed in the EAF and SEAF, the comments of the parties, the Companies' responses to the comments of the parties, and the terms of the Joint Petition, Amendments, and Settlement Agreement presented for Commission approval, we have determined that when balanced with social, economic and other considerations the action is one that avoids or minimizes adverse environmental impacts to the maximum extent practicable, and that the actions proposed in this proceeding will not have a significant effect on the environment. Further, the Settlement outlines a positive environmental program that, if approved, would sponsor renewable and clean distributed energy technologies, and public benefit efforts in the areas of energy efficiency, low-income energy efficiency and R&D.

           The Commission is "Lead Agency" and we have determined that the actions proposed in this proceeding will not have a significant effect on the environment, therefore, we shall adopt a negative declaration pursuant to SEQRA and a Draft Environmental Impact Statement will not be prepared.

THE COMMISSION ORDERS:

     1. The Commission is "lead agency" for the purposes of environmental review of the proposed action in this proceeding.

     2.   The proposed action is an "unlisted" action.

CASE 97-M-0567

     3. The proposed action will not have a significant effect on the environment.

     4. The attached negative declaration is adopted and a Draft Environmental Impact Statement will not be prepared.

     5.   This proceeding is continued.

                               By the Commission,

                               (SIGNED)

                               JOHN C. CRARY
                               Secretary

CASE 97-M-0567

                      STATE ENVIRONMENTAL QUALITY REVIEW
                             NEGATIVE DECLARATION
                  NOTICE OF DETERMINATION OF NON-SIGNIFICANCE


PROJECT NUMBER    CASE 97-M-0567

            This notice is issued pursuant to Part 617 of the implementing regulations pertaining to Article 8 (State Environmental Quality Review Act) of the Environmental
Conservation Law.

            The New York State Public Service Commission, as lead agency, has determined that the proposed action described below will not have a significant effect on the environment and a Draft Environmental Impact Statement will not be prepared.


NAME OF ACTION:

            Joint Petition of Long Island Lighting Company (LILCO) and The Brooklyn Union Gas Company (Brooklyn Union for Authorization under Section 70 of the Public Service Law to transfer ownership to an unregulated holding company and other related approvals.


SEQR STATUS:      Type 1      ___
                  Type 2      ___
                  Unlisted     X




CONDITIONED NEGATIVE DECLARATION:   ___  Yes
                                     X   No


DESCRIPTION OF ACTION:

            LILCO and  Brooklyn  Union seek  approval  of a Joint  Petition  and
Settlement proposing a business combination of LILCO and KeySpan Energy Corp. (KeySpan) - - Brooklyn Union's parent company - - in a holding company form to be effectuated in a share exchange between the new holding company (HoldCo) and LILCO, and a merger between KeySpan and a to-be-formed subsidiary of HoldCo, such that LILCO and KeySpan become subsidiaries of HoldCo. The combination of Brooklyn Union and LILCO proposes to enable the consolidation and integration of similar functions and processes and create opportunities for cost reduction or cost avoidance, such as the elimination of duplicative functions and positions, streamlining corporate activities, aggregating purchases of goods and services and avoiding planned capital expenditures. The proposed Settlement contains a number of safeguards related to cost allocation, affiliate transactions, the separation of the operations of unregulated affiliates from utility operations, access to the books and records of unregulated affiliates, safety and reliability, and customer

CASE 97-M-0567

service quality. The Settlement also provides proposed standards of competitive conduct that govern the relationship among the utility subsidiaries, the holding company, and energy services affiliates, and a dispute resolution mechanism.

            For LILCO gas  customers,  the  Settlement  proposes  immediate rate reductions averaging 3.66% (bill reductions averaging 2.18%) as a result of negotiated rate-case-type adjustments. Upon consummation of the business combination, it is proposed that LILCO gas customers will receive additional rate reductions and estimated fuel savings bringing their total savings pursuant to the Settlement up to 5.25% in average rate reductions, and 1.74% in average estimated fuel cost reductions (total bill reductions averaging 3.85%). It is proposed that the new lower rates will remain in effect until at least November 30, 2000. The proposed Settlement also provides for a limited revenue reallocation on December 1, 1999 and the imposition of certain new charges.

            Upon consummation of the business combination, it is proposed that LILCO electric customers will receive rate reduction credits and estimated fuel savings bringing their total savings pursuant to the Settlement to 3.21% in average rate reduction credits, and 0.63% in average estimated fuel cost reductions (total bill reduction credits averaging 2.47%).

            Upon consummation of the business combination, it is proposed that Brooklyn Union customers will receive rate reductions and estimated fuel savings bringing their savings pursuant to the Settlement to 3.74% in average rate reductions, and 1.94% in average estimated fuel cost reductions (total bill reductions averaging 3.00%). It is proposed that the new lower rates will remain in effect until at least September 30, 2002.

            In addition, the Settlement proposes financial disincentives for the failure to maintain system safety, reliability and customer service; proposes to establish or maintain low income programs for all gas customers; proposes environmental and public benefit programs; and proposes the elimination of appliance repair services.


LOCATION:

     Service territories of The Brooklyn Union Gas Company and Long Island Lighting Company, New York City (Brooklyn & Queens) and Nassau and Suffolk counties.


REASONS SUPPORTING THIS DETERMINATION:

1. The organizational restructuring components of the business combination are not expected to have environmental impacts

CASE 97-M-0567

      as there will be no material change in the way the Companies' operations are conducted. Except for common administrative and general functions that will be performed by the holding company or a service company to realize post-merger savings, LILCO and Brooklyn Union will continue to conduct their respective utility operations as they do now.

2. The business combination will not have a material effect on the demand for electricity and accordingly there will be no need for new electric transmission or distribution facilities. The level of electric generation is not expected to increase as a result of the combination beyond small elasticity effects and growth levels projected by LILCO without the combination. The estimated bill impact of the Settlement, when implemented, will be to reduce the average electric bill of LILCO's customers by 2.47%. LILCO estimates in its comments that a 2% bill reduction will have an elasticity effect increasing electric consumption by 0.25%. The 2.47% estimated reduction of base electric rates would have a slightly higher effect, increasing consumption by approximately 0.32%. Such an elasticity effect is small considering that electric usage during peak seasons typically swings by 3% or more from year to year1 due to changes in weather patterns and ambient temperature. An FGEIS2 was recently prepared in connection with the COB case.3 In the FGEIS, the PROMOD simulation showed that a 1% annual incremental growth due to rate reductions associated with competition would result in an incremental 2.9% increase in SO2 emissions, a 5.5% increase in NOx and a 12% increase in CO2 by 2012. The Commission determined that, although the FGEIS showed the possibility of detrimental incremental air quality impacts "consistent with the social, economic and other essential considerations, from among the reasonable alternatives available," the Commission's restructuring policy "avoids or minimizes adverse environmental impacts to the maximum extent practical."4 Similar conditions apply to this case. A staff elasticity analysis (Attachment) shows that the annual average incremental increase in demand (over the same 15 year

--------

     1 For example, although rates remained fairly constant, LILCO's electric revenues (as a result of higher consumption) were 3% higher in the summer of 1996 ($1.04B) than in the summer of 1995 ($1.01B) due largely to variations in weather and ambient temperature.

     2    Final  Generic  Impact  Statement  for Case  94-E-0552  (Issued May 3,
          1996).

     3    Case 94-E-0952, et al., Competitive Opportunities Proceeding.

     4 Case 94-E-0952 et al., IN THE MATTER OF COMPETITIVE OPPORTUNITIES REGARDING ELECTRIC SERVICE, Opinion and Order 96-12 (issued May 20,
          1996), pg. 81.

CASE 97-M-0567

      modeling period used in the FGEIS) associated with the 2.47% rate decrease would be 0.18%, much less than the 1% annual incremental growth evaluated by the Commission in the FGEIS.


3. The merger of Brooklyn Union and LILCO will put the combined company in a business position that will tend to encourage more aggressive marketing and use of clean and efficient natural gas on Long Island as a replacement for dirtier and less efficient fuels.

4. The proposed Settlement requires positive environmental initiatives including:

          a. the establishment of an internal multi- disciplinary committee to keep informed of emerging trends regarding renewable and clean distributed technologies, including fuel cells and photovoltaics ("PVs"), as well as pending and prospective legislation affecting such energy technologies;

          b. the establishment of a fuel cell and PV demonstration program to further the use of these technologies on Long Island;

          c. the continuation of LILCO's DSM and R&D programs and the continuation of Brooklyn Union's R&D program, including alternative and renewable energy programs such as fuel cells and PVs;

          d. the establishment of low-income energy efficiency programs for LILCO including DSM low-income programs and a consumer affairs program targeted at coordinating energy efficiency packages for low-income customers;

          e. a commitment by LILCO to continue working with the Commission on various electric ratemaking proposals which will require evaluation of a number of issues including energy efficiency, load shifting, fixed price services, performance-based ratemaking and conservation;

          f. a commitment by LILCO to continue with its participation in the Ozone Transport Region Utility Group as it monitors and influences industry restructuring developments and the Ozone Transport Assessment Group process, and to join the Ozone Attainment Coalition (a group of Northeast utilities and environmental advocacy groups, including NRDC) to influence regulatory policy towards an equitable solution to the attainment of the present ozone standard in the

CASE 97-M-0567

               Northeast and reducing emissions from upwind sources that are transported into the Northeast;

          g. a commitment by LILCO to encourage the use of cost-effective energy efficiency and small distributed generating technologies as alternatives to conventional power generation additions and new T&D infrastructure;

          h. a commitment by LILCO to work with the load serving entities and others to develop, where feasible, a meaningful and cost-effective approach to informing customers of the fuel mix and emission characteristics of the generation sources relied on by the load serving entity;

          i. a commitment by LILCO to participate in utility market transformation collaboratives including the Consortium for Energy Efficiency, Northeast Energy Efficiency Partnerships and the Energy Efficiency Procurement Collaborative; and

          j. a commitment by LILCO to support the adoption of improved building codes and standards as an appropriate mechanism for improving the energy efficiency of buildings and, in particular, their use of electricity.

5.    The  positive   environmental   initiatives  listed  above  demonstrate  a
      continuing commitment to the development of fuel cell technology by Brooklyn Union and LILCO.

6. LILCO's Integrated Electric Resource Plan (IERP) forecasts are unchanged due to the combination. Pursuant to the Settlement, LILCO will continue with its Demand Side Management (DSM) and Research and Development (R&D) programs after the business combination. LILCO's DSM budget for 1998 will be $10.4 million. The positive environmental initiatives listed above demonstrate a continuing commitment to DSM by Brooklyn Union and LILCO.
     There is no reduced DSM associated with the merger and therefore no expected incremental increase in demand. LILCO would not be permitted to end its DSM program to the detriment of the environment.

7. No proposal by the Long Island Power Authority (LIPA) to build an electric transmission line under Long Island Sound is part of the application before the Commission. LIPA is subject to the Commission's Article VII jurisdiction and any such proposal would engender a full review when made.

8. The merger of the Companies will put them in a business position that will tend to encourage more aggressive marketing and use of clean and efficient natural gas on Long

CASE 97-M-0567

      Island as a replacement for dirtier and less efficient fuels such as oil and coal, which to the degree that it is actually accomplished, will be beneficial to the environment. The Companies are in compliance with applicable clean air standards. Compliance with clean air standards is one measure to demonstrate that environmental harm is being reduced to the legal level given the broad framework of federal, state and local regulatory and permitting requirements. However, Brooklyn Union & LILCO have agreed to significant additional mitigation measures to promote energy conservation, renewable and clean distributed technologies. The Companies have also made a commitment to continue participation in the Ozone Transport Region Utility Group as it monitors and influences industry restructuring developments and the Ozone Transport Assessment Group process, and to join the Ozone Attainment Coalition to influence regulatory policy towards an equitable solution to the attainment of the present ozone standard in the Northeast and reducing emissions from upwind sources that are transported into the Northeast; and a commitment to work with the load serving entities, Staff and others to develop, where feasible, a meaningful and cost-effective approach to informing customers of the fuel mix and emission characteristics of the generation sources relied on by the load serving entity.


FOR FURTHER INFORMATION:

Contact Person:      PETER ISAACSON

Address:                N.Y.S. Department of Public Service
                        Three Empire State Plaza
                        Albany, New York 12223-1350

Telephone Number: (518) 486-2875

CASE 97-M-0567

CASE 97-M-0567                                  ATTACHMENT
                                   Page 1 of 2



                          BUG/LILCO PRICE ELASTICITY
                       IMPACT OF POSSIBLE RATE DECREASE
                                ON SALES GROWTH

            The  following  tables   (developed  by  the  Office  of  Regulatory
Economics) consider both short-run elasticity (the increase in sales which occurs immediately after the rate reduction) and long-run elasticity (increases which occur in subsequent years). The first step in the calculation (the second table) is to determine the weighted average elasticities based on the elasticities for each sector (industrial, commercial and residential) and the fraction of the utility's load in each sector (sales weight). Also, the average price reduction per year is calculated based on the expected rate decrease for each sector and the sales weight.

            The first table then calculates the year by year increase in sales due to competition (short-run, long-run and total), the cumulative change in sales, and the annual average rate of sales growth. Residential Delta (Res Delta) is the possible residential rate reduction considered in the table; Percent Total Impact per Year (%TI/Yr) is the average price reduction per year from the second table. The end of the 15 year modeling period is highlighted.

CASE 97-M-0567

CASE 97-M-0567                                  ATTACHMENT
                                   Page 2 of 2



                         LONG ISLAND LIGHTING COMPANY


Sales ch = (price elasticity * % price ch) + lambda * (sales ch lag 1)

         %Res Delt  %Tl/ Yr   Lambda  SR Elas  LR Elas
              2.5     2.47     0.71     0.32     1.12

                                       CUMU-
    YEAR  SR SALES  LR SALES  TOTAL    LATIVE    RATE

    1998    0.789    0.000    0.789    0.789     0.79
    1999    0.000    0.564    0.564    1.354     0.67
    2000    0.000    0.404    0.404    1.757     0.58
    2001    0.000    0.289    0.289    2.046     0.51
    2002    0.000    0.206    0.206    2.252     0.45
    2003    0.000    0.147    0.147    2.400     0.40
    2004    0.000    0.105    0.105    2.505     0.35
    2005    0.000    0.075    0.075    2.580     0.32
    2006    0.000    0.054    0.054    2.634     0.29
    2007    0.000    0.039    0.039    2.673     0.26
    2008    0.000    0.028    0.028    2.700     0.24
    2009    0.000    0.020    0.020    2.720     0.22
    2010    0.000    0.014    0.014    2.734     0.21
    2011    0.000    0.010    0.010    2.744     0.19
    2012    0.000    0.007    0.007    2.752     0.18



                                                 WGTED    PRICE
                      IND      COM      RES       AVG    PER YR

   Sales Weights      0.31     0.23     0.46

   SR Price Elas      0.43     0.31     0.25     0.32

   LR Price Elas      1.28     1.17     0.99     1.12

                      2.47     2.47     2.47     2.47     2.47

  Lambda (1 - SR Elasticity / LR Elasticity):    0.71

Exhibit D-4.4

                                STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION


                                OPINION NO. 98-9


CASE 97-M-0567 -        Joint Petition of Long Island Lighting Company
                        and The Brooklyn Union Gas Company for
                        Authorization under Section 70 of the Public
                        Service Law to Transfer Ownership to an
                        Unregulated Holding Company and Other Related
                        Approvals.




                 OPINION AND ORDER ADOPTING TERMS OF SETTLEMENT
                        SUBJECT TO CONDITIONS AND CHANGES

CASE 97-M-0567


Issued and Effective:  April 14, 1998

CASE 97-M-0567


                                TABLE OF CONTENTS

                                                                        Page
APPEARANCES

BACKGROUND                                                                1

   Settlement Terms                                                       1

   Procedural History                                                     4

CONSIDERATIONS FAVORING THE SETTLEMENT                                    6

   Benefits Generally                                                     6

   Merger Criteria                                                        9

OPPOSITION TO THE MERGER                                                 10

  Effects on Competition                                                 11

    1.  Merger Effects                                                   11

    2.  Recognition of the LIPA Transaction                              12

  Quantification of Merger-Related Benefits                              13

    1.  Exclusion of "Efficiencies"                                      14

    2.  Uncertainty of LIPA Transaction                                  15

    3.  LIPA Transaction and Shoreham Risks                              15

    4.  Overstatement of Net Benefit to
         Electric Customers                                              16

  Jurisdictional and Enforcement Concerns                                18

    1.  Non-PSC Jurisdiction                                             18

    2.  Cost Misallocations; Affiliate Transactions                      19

  Long Island Progressive Coalition                                      20

CASE 97-M-0567


                                TABLE OF CONTENTS

                                                                        Page

OTHER OPPOSITION                                                         20

  Synergy Imputations and Earnings                                       20

  Discrimination                                                         22

    1.  Uncertainty of Electric Rate Reductions                          22

    2.  Preferential Treatment of Gas Customers                          23

        a.  Mismatch of Electric Rate
             Costs and Savings                                           24

        b.  Merger Costs Reconciliation for Gas Only                     25

  Fuel Deliveries to Gas-Fired Generators                                25

    1.  Open Access Transportation Tariffs                               25

    2.  Roseton Contract                                                 27

    3.  Complaints Under Holding Company Agreement                       27

  Discovery Restrictions                                                 28

  Gas Rate Design Changes                                                29

  Service Quality                                                        30

  Appliance Repair                                                       31

     1.  OP's Arguments                                                  31

     2.  Conclusions as to Appliance Repair                              34

  Environmental Review                                                   36

CONCLUSION                                                               36

ORDER                                                                    37

APPENDICES

CASE 97-M-0567


                                   APPEARANCES


FOR DEPARTMENT OF PUBLIC SERVICE STAFF:

                  Paul Agresta, Esq., Three Empire State Plaza, Albany, New York 12223-1350

FOR ASSOCIATION FOR ENERGY AFFORDABILITY, INC.:

                  David Hepinstall, 505 Eighth Avenue, Suite 1801, New York, New York 10018

FOR THE BROOKLYN UNION GAS COMPANY:

                  Cullen & Dykman (by Steven L. Zelkowitz, Peter M. Metzger, Deborah M. Franco and Brenda L. Gill, Esqs.), 177 Montague Street, Brooklyn, New York 11201

FOR CENTRAL HUDSON GAS & ELECTRIC CORPORATION:

                  Gould & Wilkie (by Robert J. Glasser, William P. Reilly and Steven V. Lant, Esqs.), One Chase Manhattan Plaza, 58th Floor, New York, New York 10005-1401

FOR CITIZENS ADVISORY PANEL:

                  Gordian Raacke, Newman Village, Suite G, 2316 Main Street, P.O. Box 789, Bridgehampton, New York 11932

                  Ward, Sommer & Moore (by Michael J. Moore, Esq.), Plaza Office Center, 122 South Swan Street, Albany,
                  New York 12210

                  Scott J. Rubin, Esq., Three Lost Creek Drive,
                  Selinsgrove, Pennsylvania 17870

FOR CONSOLIDATED EDISON COMPANY OF NEW YORK, INC.:

                  Edwin W. Scott, Marc Richter, Martin F. Heslin and John F. Gallagher, III, Esqs., 4 Irving Place, New York, New York 10003-3589

FOR ENRON CAPITAL & TRADE RESOURCES AND CANADIAN MARKETERS:

                  Bracewell & Patterson (by Tracey L. Bradley, Betsy Carr, Randall S. Rich, and Charles H. Shoneman, Esqs.), 2000 K Street, N.W., Suite 500, Washington, DC 20006

FOR IN-NOVO ENGINEERING & DEVELOPMENT COMPANY:

                  Howard Rapaport, 210-09 67th Avenue, Bayside,
                  New York 11364

CASE 97-M-0567

                                   APPEARANCES


FOR INTERNATIONAL BROTHERHOOD OF ELECTRIC WORKERS, LOCAL 1049:

                  Ralph A. Ranghelli and Ellen A. Balzarini, 745 Kings Highway, Hauppauge, New York 11788

FOR LOCAL 101, UTILITY DIVISION, TRANSIT WORKERS UNION, AFL/CIO:

                  Karen S. Burstein, Esq., 258 Broadway, Room 2C,
                  New York, New York 10007

                  Kennedy, Schwartz & Cure (by Arthur Z. Schwartz, Esq.) 113 University Place, New York, New York 10003

FOR LONG ISLAND LIGHTING COMPANY:

                  Leonard P. Novello and Richard A. Visconti, Esq.,
                  175 East Old Country Road, Hicksville, New York 11801

FOR LONG ISLAND PROGRESSIVE COALITION:

                  Peter Quinn, 90 Pennsylvania Avenue, Massapequa,
                  New York 11758

FOR NASSAU COUNTY ASSOCIATION OF PLUMBING, HEATING & COOLING
CONTRACTORS:

                  Krainin & McKenzie (by Harold L. Krainin, Esq.), 880 Third Avenue, New York, New York 10022-4730

FOR NASSAU COUNTY ATTORNEY'S OFFICE:

                  Daniel McLane, Esq., One West Street, Mineola,
                  New York 11501

FOR NATURAL RESOURCES DEFENSE COUNCIL AND PACE ENERGY PROJECT:

                  Katherine Kennedy, Esq., 40 West 20th Street, New York, New York 10011

FOR NEW YORK CITY DEPARTMENT OF BUSINESS SERVICES:

                  Scott Butler, Esq., 110 William Street, 2nd Floor, New York, New York 10038

FOR NEW YORK CITY LAW DEPARTMENT:

                  John R. Low-Beer, Esq. 100 Church Street, New York, New York 10007

CASE 97-M-0567

                                   APPEARANCES


FOR NEW YORK PUBLIC INTEREST RESEARCH GROUP:

                  Larry Shapiro, Esq., 9 Murray Street, New York,
                  New York 10007

FOR NEW YORK POWER AUTHORITY:

                  William Ernsthaft, Esq., 1633 Broadway, New York,
                  New York 10019

FOR NEW YORK STATE CONSUMER PROTECTION BOARD:

                  Timothy S. Carey, Ann Kutter, Esq., Kevin M. Bronner, and Alfred Levine, Esq., 5 Empire State Plaza,
                  Suite 2101, Albany, New York 12223

FOR NEW YORK STATE DEPARTMENT OF LAW:

                  Dennis C. Vacco, Attorney General (by Pamela Jones Harbour, Shirley F. Sarna, Charlie Donaldson and Richard W. Golden, Esqs.), 120 Broadway, New York, New York 10271

FOR OIL HEAT INSTITUTE OF LONG ISLAND, ALLIANCE FOR FAIR COMPETITION AND COUNTY OF SUFFOLK:

                  Roland, Fogel, Koblenz & Petroccione (by Usher
                  Fogel, Esq.), One Columbia Place, 5th Floor, Albany, New York 12207

FOR PUBLIC UTILITY LAW PROJECT OF NEW YORK:

                  Gerald Norlander, Esq., 90 State Street, Suite 601, Albany, New York 12207

FOR SEF COGEN CORPORATION:

                  Cohen, Dax & Koenig (by Richard B. Miller, Esq.), 90 State Street, Suite 1030, Albany, New York 12207

FOR STRATEGIC POWER MANAGEMENT, INC.:

                  Daniel P. Duthie, Esq., 51 Greenwich Avenue, Goshen, New York 10924

FOR SUFFOLK COUNTY:

CASE 97-M-0567



                  Scott Hempling, Esq., 417 St. Lawrence Drive,
                  Silver Spring, Maryland 20901

                                   APPEARANCES


FOR SUFFOLK COUNTY DEPARTMENT OF LAW:

                  Robert L. Garfield and Neil Talbot, Esqs.,
                  Building 158, North Complex, Veterans Memorial Highway, Hauppauge, New York 11788

FOR TOWN OF BROOKHAVEN:

                  Murphy, Bartol & O'Brien (by Jeffrey P. Sharkey, Esq.), 22 Jericho Turnpike, Mineola, New York 11501

FOR TRIGEN-NASSAU ENERGY CORPORATION:

                  King & Spalding (by Bernays T. Barclay, Andrew D. Schifrin and Wendy B. Warren, Esqs.), 1185 Avenue of the Americas, New York, New York 10036-4003

CASE 97-M-0567

                                STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION


COMMISSIONERS:


  John F. O'Mara, Chairman
  Maureen O. Helmer
  Thomas J. Dunleavy


CASE 97-M-0567 -               Joint Petition of Long Island Lighting Company
                               and The Brooklyn Union Gas Company for
                               Authorization under Section 70 of the Public
                               Service Law to Transfer Ownership to an
                               Unregulated Holding Company and Other Related
                               Approvals.

                                OPINION NO. 98-9

                 OPINION AND ORDER ADOPTING TERMS OF SETTLEMENT
                        SUBJECT TO CONDITIONS AND CHANGES

                      (Issued and Effective April 14, 1998)


BY THE COMMISSION:

                  We recently issued an abbreviated order approving a settlement (the Settlement) which authorizes The Brooklyn Union Gas Company (Brooklyn Union) to merge with the Long Island Lighting Company (LILCO) and establishes rate plans for the two companies.1 This Opinion and Order explains our reasons for that decision.

                                   BACKGROUND
Settlement Terms
                  The Settlement was filed December 12, 1997 by Brooklyn Union, LILCO, staff of the Department of Public Service (Staff), and other parties. It allows Brooklyn Union and LILCO to merge by creating a new parent holding company (HoldCo) whose subsidiaries will include KeySpan Energy Corporation (the parent of Brooklyn Union and other subsidiaries) and LILCO. HoldCo's
--------
1 Case 97-M-0567, Order Adopting Terms of Settlement Subject to Conditions and Changes (issued February 5, 1998). The Settlement accompanies this Opinion and Order as Appendix A.

CASE 97-M-0567


subsidiaries also will include utility service companies created to provide services to the utility operations, and corporate service companies that will support both utility and non-utility operations. Insofar as necessary to enable HoldCo and the service companies to conduct their business, Brooklyn Union and LILCO may transfer utility assets to them.
                  The Settlement provides for rate reductions and credits, derived from projected savings associated with the merger and from other ratemaking adjustments. For LILCO gas customers, the Settlement provides base rate reductions averaging 3.66% (for total bill reductions averaging 2.18%)1 immediately; and, at the time of the merger, additional rate reductions and estimated fuel cost savings, resulting in total savings of 5.25% in average rate reductions and 1.74% in average estimated fuel cost savings (for total bill reductions averaging 3.85%). The new rates will remain in effect at least through November 2000, subject to revenue-neutral rate design changes in December 1999.
                  For LILCO electric customers, at the time of the merger, the Settlement will provide savings of 3.21% in base rate reduction credits and 0.63% in average estimated fuel cost savings (for total bill reduction credits averaging 2.47%). These credits will be used whenever new electric rates are determined for LILCO.
                  For Brooklyn Union customers, at the time of the merger, the Settlement will provide savings of 3.74% in base rate reductions and 1.94% in average estimated fuel cost savings (for total bill reductions averaging 3.00%). These rates will remain
--------
1    Each of the base rate reductions described here and in the succeeding paragraphs is larger, in percentage terms, than the resulting reduction in bills.  The base rate reductions are diluted in this manner because base rates determine only a limited portion of the overall bill.  A substantial portion of the bill is determined instead by fuel costs (i.e., gas
                                                   ----
     pipeline and commodity costs, or electric generating fuel costs). As the text describes, fuel costs are projected to decrease less, in percentage terms, than base rates.

CASE 97-M-0567


in effect at least through September 2002, subject only to revenue-neutral rate design changes.
                  The Settlement states that, for Brooklyn Union, earnings initially would be shared with customers insofar as they exceeded a 14.0% return on common equity; over six years, the sharing threshold would be lowered gradually to 13.25%. (As noted below, we have approved the Settlement on condition that these terms be modified.) For LILCO gas operations, the sharing threshold will be fixed at 11.1%. For Brooklyn Union as well as LILCO gas, the first 100 basis points of earnings exceeding the threshold will be shared 60% by customers and 40% by shareholders; any additional excess beyond 100 basis points will be shared 50:50.1 The Settlement establishes various mechanisms to secure the utility companies' financial integrity, including provisions that limit the proportion of debt in their capital structures and prohibit HoldCo from investing more than half its capital in non-utility enterprises.
                  As additional protections for utility customers, the Settlement includes rules governing cost allocations and transactions among affiliates; access to the books and records of unregulated affiliates; and standards of competitive conduct for the utilities, HoldCo, and the service companies. The rules and standards include (among others) provisions whereby prices of goods and services bought and sold between regulated and unregulated affiliates are linked to cost or fair market value; a transfer fee for utility employees who are moved to unregulated affiliates; restrictions on service companies' access to utility customer information; mandatory posting of contract terms (e.g., gas transportation rate agreements) negotiated between regulated and unregulated affiliates; and rules implementing the
--------
1 For LILCO electric operations, excess earnings will remain subject to the company's present electric rate plan reviewed most recently in Case 93-E-1123, Long Island Lighting Company - Rates, Opinion No. 95-8 (issued July 3, 1995), or whatever formula may be adopted when LILCO electric rates are next determined.

CASE 97-M-0567


regulated companies' withdrawal from the gas appliance repair business.
                  To ensure that utility management remains focused on service quality, the Settlement establishes penalties for inadequacies in reliability and customer service. Dividend payments may be conditioned on service quality improvements, if necessary. The Settlement also provides assistance programs for low-income gas customers, and environmental and public benefit programs. An amendment to the Settlement, executed on or about December 30, 1997 by the companies, International Brotherhood of Electrical Workers Local 1049 (IBEW), Staff (with qualifications), and other parties, essentially preserves pre-existing collective bargaining agreements or controls the designation of bargaining agents should the merger occur.1

Procedural History
                  The Settlement represents a negotiated modification of a merger proposal filed by Brooklyn Union and LILCO in March 1997. That proposal was the subject of six public statement hearings at five sites,2 each preceded by a Staff-sponsored educational and informational forum. About 60 customers participated in the six events. Matters they addressed included the structure of the proposed merger, its impact on current and future rates, the degree of likelihood that customers will benefit from the arrangement, the competitive gas and electric markets on Long Island, and rate changes upon expiration of any rate agreements. We also have received letters and petitions, addressing similar matters as well as competitive issues in the gas appliance repair business.
                  After the Settlement was submitted in December 1997,
position statements supporting it were filed by Association for
--------
1    The amendment is set forth as Appendix B.
2    The hearings were held in May 1997 in Hempstead, Riverhead,
     Huntington, Brooklyn, and Queens.  Administrative Law Judge
     William L. Bouteiller presided.

CASE 97-M-0567


Energy Affordability (AEA), Brooklyn Union and LILCO jointly, IBEW, Natural Resources Defense Council, New York State Consumer Protection Board (CPB), Staff, and Trigen-Nassau Energy Corporation (Trigen). "Opposing" statements, either opposing the Settlement outright or seeking modifications, were filed by Citizens Advisory Panel (CAP); Long Island Progressive Coalition (LIPC); New York City Law Department (NYC); New York Public Interest Research Group (NYPIRG); New York State Department of Law (DOL); Oil Heat Institute of Long Island, New York Alliance for Fair Competition, and County of Suffolk (self-styled "the Opposing Parties," hereafter OP); and SEF Cogen Corporation (SEF Cogen).
                  In addition to the supporting and opposing statements, supporting testimony was filed by Brooklyn Union, LILCO, CPB, and Staff; and opposing testimony was filed by Central Hudson Gas & Electric Corporation (Central Hudson), OP, and SEF Cogen. Evidentiary hearings followed.1 A single round of post-hearing briefs was filed by Brooklyn Union and LILCO jointly, Central Hudson, CAP, CPB, Staff, OP, and SEF Cogen.
                  In the order approving the Settlement, we required that the Settlement be modified to lower the thresholds above which Brooklyn Union's earnings will be subject to sharing with customers. Brooklyn Union and LILCO accepted that proviso2 and the Settlement took effect accordingly, resulting in immediate base rate reductions for LILCO gas customers.

--------
1    The hearings were held in New York City, on January 5 and 6,
     1998 before Administrative Law Judge Rafael A. Epstein. The record comprises 918 transcript pages and 17 exhibits. The
     Judge subsequently denied a motion, by the Oil Heat Institute of Long Island and the New York Alliance for Fair Competition, to reopen the record. (Procedural Ruling issued February 6, 1998.)
2 Letter dated February 9, 1998 to Secretary Crary from Steven L. Zelkowitz and Richard A. Visconti, Esqs., for Brooklyn Union and LILCO respectively, and accompanying affidavits.

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CASE 97-M-0567


                     CONSIDERATIONS FAVORING THE SETTLEMENT
Benefits Generally
                  We  find  that  the   Settlement   satisfies  our   Settlement
Guidelines1 in that it balances the parties' interests, complies with relevant public policy, approximates a litigated result,2 and reflects agreement among
ordinarily  adversarial  parties.  More  specifically,   these  conclusions  are
justified by the public benefits inherent in the various Settlement provisions summarized above.3
                  The companies and other proponents emphasize foremost the synergies to be expected from the merger and flowed through to customers as base rate reductions or credits. Following the rate reductions, the Settlement perpetuates the current freeze on Brooklyn Union's base rates in accordance with the rate plan initiated in September 1996; and it enhances the September 1996 plan, from the customer's perspective, by adding the provision for sharing of excess earnings. Similarly, the Settlement
--------
1    Cases  90-M-0255  et  al.,   Procedures  for  Settlements  and  Stipulation
     Agreements, Opinion No. 92-2 (issued March 24, 1992), Appendix B, p. 8.
2    SEF Cogen says the proponents have failed to satisfy this
     criterion because Staff successfully asserted a privilege
     against cross-examination as to what its litigating position might have been if the Settlement had not superseded the
     companies' March 1997 merger proposal.  In fact, however, the companies have addressed the relation between the Settlement and a litigated outcome.  (Companies' Position Statement,
     p. 14.)  Moreover, the Settlement Guidelines expressly
     contemplate that "[s]ince settlements are generally arrived at through negotiation involving compromise, it is likely that the true litigating positions of the settling parties will not have been fully tested" in hearings held, as here, to examine a settlement's reasonableness.  (Cases 90-M-0255 et al.,
                                                      -- ---
     supra, Opinion No. 92-2, loc. cit.)  In any event, the
     -----                    ---  ----
     Settlement's modifications of the initial March 1997 proposal adequately indicate the areas where the Settlement proponents would have challenged the initial proposal.
3 The position statements of the companies, CPB, and Staff, for example, offer comprehensive summaries of the Settlement's benefits which best describe why the Settlement is in the public interest.

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CASE 97-M-0567


establishes a LILCO gas rate plan that reduces base rates, generally freezes them, and initiates a new earnings sharing provision.
                  The proponents note that the Brooklyn Union gas rate design methodologies approved in September 1996 will remain unchanged. Meanwhile, the only upward pressure on LILCO's gas rates--an increase in the residential minimum charge--will be postponed to December 1999 and will be accompanied by measures to assist low-income customers. Although the Settlement does not set electric rates for LILCO, it creates rate reduction credits representing a guaranteed allocation of merger-related cost savings to be flowed through to electric customers through rate reductions after the merger.
                  The Settlement also fortifies the present service quality incentives, currently consisting of a 40-basis-point penalty for Brooklyn Union, by extending that formula to LILCO and adding a 12-point penalty related to a new set of safety and reliability measures.
                  As the proponents observe, the Settlement provides these public benefits undiluted by any new risk for customers or the public generally. For example, since Brooklyn Union and LILCO will remain mutually independent within the HoldCo structure, their respective business and financial risks will not spill over from one utility (and its customers) to the other. Similarly, the Settlement's restrictions on affiliate transactions provide assurance that customers will not be required to support cross-subsidies or cost misallocations among subsidiaries.
                  The Settlement will have environmentally beneficial effects insofar as it commits the companies to undertake measures in a number of areas, such as renewable and clean distributed energy technologies, planning, and pricing; public benefits programs; environmental comparability and disclosure; market transformation collaborative efforts; and building codes. We

CASE 97-M-0567


expect the Settlement also will benefit the environment by encouraging the use of gas as a substitute for oil.

                  As a source of protection for customers and shareholders alike, the proponents cite those Settlement provisions intended to preserve the merged utilities' financial integrity and their access to capital at reasonable cost. These include, for example, provisions generally requiring the utilities to raise their non-equity capital from sources other than HoldCo; requiring suspension of dividends if the utility's debt ratio exceeds a specified level; and imposing a 50% limitation on HoldCo's non-utility investments.
                  As evidence that the Settlement reasonably protects shareholders' interests, the proponents cite investment bankers' endorsement of the merger. The companies, for their own part, express an expectation that the Settlement's rate plans will provide them a reasonable opportunity to recover their cost of service, including a fair return on investment.
                  We expect that, as the proponents predict, the combination of the merged utilities' financial resources and complementary expertise will facilitate the companies' adaptation to new competitive conditions, thus benefiting shareholders. The combination also should enable the companies to provide innovative products and services that might not otherwise exist, to the benefit of customers. The resulting enhancement of customer choice will provide an economic stimulus benefiting both companies' service territories and the customers who reside or do business there. The Settlement also will stimulate economic development insofar as it enables the utilities and HoldCo to make energy- and non-energy-related investments that might not otherwise occur in the service territory.
                  The broad range of benefits summarized above is asserted primarily by Brooklyn Union and LILCO, Staff, and CPB. In addition, other proponents anticipate that the Settlement will provide benefits of particular interest to them. Thus, AEA endorses the Settlement because it commits LILCO to an energy

CASE 97-M-0567

efficiency program for low-income customers. IBEW expects that the Settlement will protect its members' job security. NRDC endorses the resolution of the environmental concerns noted above. Trigen specifically supports the affiliate transaction provisions, particularly the posting requirement for individually negotiated transportation contracts. The Settlement's satisfaction of these diverse objectives reinforces our conclusion that its approval is in the public interest.

Merger Criteria
                  In connection with the Settlement Guidelines' criterion that a settlement should comport with relevant public policy, Staff argues that the merger satisfies the U.S. Department of Justice's Horizontal Merger Guidelines (DOJ Guidelines). On the basis of Staff's analysis, we conclude that the merger is in the public interest as required by Public Service Law (PSL) ss.70.
                  Pursuant to the DOJ Guidelines, Staff examined (1) whether the merger will significantly increase market concentration, (2) whether the merger raises concerns about potential adverse effects on competition, (3) whether those effects will be prevented by other competitors' entry into the market, and
(4) whether the merger will produce efficiency gains not otherwise achievable.1 For purposes of that analysis, Staff identified the relevant markets as (1) retail gas; (2) gas in competition with fuel oil; (3) gas in competition with electricity; (4) gas transportation to electric generators; and (5) electric generation.
                  In the first three of these markets, it appears that the merger will increase market concentration; and that this concentration effect, as well as the merged companies' vertical control of the gas distribution system, raises concerns regarding possible adverse effects on competition. As Staff observes, however, concerns about market concentration are adequately
--------
1 The fifth factor in the DOJ approach, not relevant here, is whether a firm would fail absent a merger.

CASE 97-M-0567


mitigated by the likelihood that competitors will enter these markets. Competitive issues related to control of the distribution system are addressed by the Settlement's affiliate transaction rules and standards of competitive conduct, which prohibit tying of products or services, maintain separate gas purchasing functions for the utilities' sales versus the unregulated affiliates' sales, prevent favoritism toward affiliates in prices and terms offered by the merged companies, and provide for transparency in transportation rates. We expect these provisions will adequately restrict the merged companies'
opportunities for using their control of the distribution system to benefit their affiliates at competitors' expense.1
                  The combined companies' control of the distribution system is a potential issue in the fourth market (transportation) as well. Here again, however, the Settlement's rules and standards provide adequate safeguards for competitors. Additionally, as explained below ("Open Access Transportation Tariffs"), issues surrounding transportation to non-affiliated electric generators are being examined in two other proceedings. Finally, the efficiency gains achievable through the merger should, under the DOJ Guidelines, be deemed a factor that tends to negate competitive concerns.
                  In the fifth market (electric generation), we conclude that the merger has no potential adverse effects on competition, because Brooklyn Union's divestiture of its electric generating investment will give the merged companies a combined share of the generation market no greater than LILCO's present share.

--------
1 Such abuses arguably might involve commodity pricing in which the lowest cost gas is arbitrarily allocated to the affiliate; or charging excessive gas transportation rates to a non-affiliate. The Settlement's rules and standards are designed to prevent such practices.

CASE 97-M-0567


                            OPPOSITION TO THE MERGER

                  Among the parties listed above as opponents, only some oppose the Settlement completely, primarily because of its provisions authorizing the merger. These parties argue generally that the merger will discourage competition and will undermine our authority in matters requiring continued regulatory oversight. Meanwhile, all the opponents ask at least that we impose some limited modifications before approving the Settlement, even if we approve the merger. As a convenience for discussion purposes, this section of the opinion addresses the outright opposition to the merger. To the extent possible (although the distinction is imperfect), the opponents' more limited issues are reserved for the following section ("Other Opposition," below).

Effects on Competition
                  OP argues that the Settlement is unreasonable, and does not satisfy the Settlement Guidelines, because the merger allegedly will stifle competition.1 OP says this conclusion is dictated by the DOJ Guidelines, which it claims have been misapplied by Staff. OP's analysis (shared by other parties as indicated) proceeds along the following lines.

     1.  Merger Effects
                  OP and NYPIRG say the merger is anti-competitive because it allegedly will preclude competition in the market for retail commodity sales of gas and electricity in the New York City metropolitan area. The merged companies will attain market dominance unachievable absent the merger, it is argued, because
--------
1 In OP's analysis, a settlement that authorized an anti-competitive merger might not meet the test of furthering state and Commission policies, which favor competition; or it might not reasonably balance customer and shareholder interests, if the rate reduction opportunities lost through impairment of competition would exceed the rate reductions achieved through the settlement.

CASE 97-M-0567


competitors will be excluded by "the marriage of [Brooklyn Union]'s unregulated marketing expertise and dominant market position with LILCO's $1.7 billion cash war chest and electric industry knowledge" (Tr. 341). The asserted $1.7 billion cash infusion to LILCO would result from the proposed stock transaction (independent of the Settlement) whereby LILCO would transfer assets to the Long Island Power Authority (LIPA).1
                  We reject this argument. As discussed above, other competitors' entry and the Settlement's prohibitions and safeguards will adequately protect competition in the retail markets. And, notwithstanding LILCO's possible financial reserves, the relevant markets will be subject to entry by competitors that will have sufficient assets, expertise, and opportunities comparable to LILCO's.2

     2.  Recognition of the LIPA Transaction
                  A related issue is whether we can or should consider the LIPA transaction in this docket. The Settlement proponents have argued that the merits of that agreement are beyond the scope of this proceeding. The opponents dispute this. They say the LIPA transaction must be considered because it will accord Brooklyn Union and LILCO an unreasonable competitive advantage by giving them a monopoly of Long Island's desirable electric generating sites, the most efficient generating capacity as new plant is installed, and a cash infusion to support marketing and new plant investment.
                  The proponents are correct that the intrinsic merits of the LIPA transaction itself are not properly an issue in this case. At the same time, we agree with the opponents that we
--------
1 The arrangement consists of a March 19, 1997 agreement in principle among Brooklyn Union, LILCO, and LIPA.
2 If OP is correct that a firm's competitive success may depend on its ability to market retail gas and electricity in combination, marketers other than Brooklyn Union and LILCO can be expected to pursue that strategy as well.

CASE 97-M-0567

cannot proceed as if no LIPA transaction will occur; indeed, the proponents' own uncontradicted testimony says that it will. We therefore acknowledge not only that the LIPA transaction may go forward but also, as OP asserts, that it may affect LILCO's cash position and the nature of the merged companies' future electric generating facilities.
                  Nevertheless, for the reasons previously stated, OP's predictions about the LIPA transaction's effects on Brooklyn Union and
LILCO--even if they prove correct--do not make a case for disapproving the Settlement or the merger. If anything, the LIPA transaction's enhancement of LILCO's financial reserves would increase the likelihood that the merged companies would open a large, untapped market for retail gas sales in their combined service territories, thus creating enhanced customer choice, an economic stimulus, and new opportunities for competition.
                  In a separate argument, OP and NYPIRG claim not only that the LIPA transaction must be acknowledged in this proceeding; but that the record on that subject is so deficient that it precludes a decision on the merger of Brooklyn Union and LILCO. We disagree. The information available concerning the LIPA transaction may not be adequate under the opponents' theories of the case. In our analysis, however (as just noted), the opponents' assertions about the LIPA transaction's effects--even if we accept their accuracy--provide no sound argument against approval of the merger. Thus, the record adequately supports our decision regardless of whether parties could have provided additional predictions about the LIPA transaction.

Quantification of Merger-Related Benefits
                  Staff describes the Settlement's rate reductions as an imputation of cost savings made possible by synergies resulting from the merger. Although Brooklyn Union and LILCO accede to the rate reductions and excess earnings limitations, they do not accept Staff's forecast of savings. The opponents, similarly,

CASE 97-M-0567

claim that Staff has overstated the Settlement's economic benefits; they say that such benefits do not compare favorably with those to be expected as a result of competition absent a merger. We disagree with that conclusion.

     1.  Exclusion of "Efficiencies"
                  OP argues that the Settlement proponents, in seeking to prove that the merger's benefits outweigh its anticompetitive effects, have exaggerated the merger-related savings by crediting the merger with benefits that in fact would occur regardless of the merger. OP says Brooklyn Union and LILCO must grow more efficient in response to competition even if they do not merge.
                  Thus, according to OP, the proponents have failed to distinguish between inevitable "efficiencies" and genuinely merger-related "synergies." OP says the projected cost savings are mere efficiencies--i.e., savings that cannot be deemed merger-related--insofar as the proponents attribute the savings to (a) procurement and management improvements, such as outsourcing, insourcing, streamlining of corporate activities, and improved management techniques, which reasonably could be expected to proceed absent a merger; or (b) gas cost savings, which assertedly would occur in greater magnitude absent a merger because robust competition would enable the utilities to acquire adequate supplies without incurring fixed capacity costs.
                  This line of argument is incorrect for several reasons. First, even if the savings captured in the Settlement reflect efficiencies that would have occurred absent the merger, there is no assurance that those efficiencies would have materialized immediately or even in the next few years. The Settlement is comparatively advantageous for customers because its rate reductions capture imputed merger-related savings immediately.
                  Second, absent the Settlement, efficiencies that might occur even without a merger would be captured by shareholders rather than customers until we determined new rates.

CASE 97-M-0567


                  Finally, even if OP rejects the proponents' premise that all the forecast savings represent genuinely merger-related synergies, there is no dispute that the Settlement's rate reductions are derived from such synergies at least in part. And, under our interpretation of the DOJ Guidelines, synergies are only one of a number of elements (described above) tending to negate concerns about the merger's competitive effects. Therefore the quantification of savings attributable to merger-related synergies, as distinct from mere efficiencies, is not as critical an issue as OP assumes.

        2.  Uncertainty of LIPA Transaction
                  CAP makes an argument different from OP's, but to the same effect: CAP says the proponents' forecast of economic benefits from the merger is exaggerated insofar as the proponents assume completion of a LIPA transaction that might not actually occur. To the extent that the Settlement's electric rate reductions are attributable to the LIPA transaction rather than the merger, CAP observes, they will remain unattainable should the LIPA transaction fail.
                  CAP's argument is misplaced in this proceeding because it assumes facts not presented. The LIPA transaction undoubtedly was an element that the parties had in mind as they negotiated the Settlement. Nevertheless, the Settlement does not invoke the LIPA transaction as a precondition of the Settlement's rate plans. And, on the contrary, the companies have stated their intention to proceed with the merger even if the LIPA transaction does not go forward.1
                  Thus, as long as the LIPA transaction remains unresolved, there would be no purpose in our adopting CAP's "no-LIPA" scenario as a perspective from which to review the Settlement. Should the LIPA transaction fail, a party is always free to file a petition demonstrating why the failure is relevant
--------
1    LILCO's and Brooklyn Union's Brief, pp. 60-61.

CASE 97-M-0567

to the matters we will have decided in this case and, if relevant, why some further Commission action is appropriate.

        3. LIPA Transaction and Shoreham Risks NYC takes issue with the Settlement insofar as it allows the merger to proceed even if the LIPA transaction does not materialize. NYC says the merger should instead be contingent on completion of the LIPA transaction, particularly LIPA's acquisition of the regulatory asset representing the Shoreham nuclear generating project. Otherwise, NYC argues, the merged companies' customers may incur financial burdens related to Shoreham.
                  In response, the proponents note that the Settlement preserves Brooklyn Union and LILCO as distinct entities for accounting and ratemaking purposes. The proponents argue that Brooklyn Union customers therefore will incur none of LILCO's Shoreham-related risks, regardless of whether the LIPA transaction goes forward and thereby mitigates Shoreham-related burdens for LILCO customers. They deny NYC's assertion that, despite the formal separation between the two utilities, an increase in LILCO's risks will translate into increased capital costs for Brooklyn Union and its monopoly service customers.
                  Without determining whether the LIPA transaction will occur and whether its non-occurrence would increase Brooklyn Union's risk in the merger with LILCO, we do not agree with NYC that such hypothetical issues must be resolved now. The proponents are correct that the Settlement, on its face, fully insulates Brooklyn Union customers from Shoreham-related risks. As noted previously, if the LIPA transaction fails, arguments that the Settlement must therefore be modified can be considered at that time.

        4.        Overstatement  of  Net  Benefit  to  Electric   Customers  The
                  Settlement (Appendix O) shows a specified amount of savings available as electric rate reduction credits for each of

CASE 97-M-0567


eight rate years (totaling $412.9 million), starting with a rate year that runs through November 1998 ("rate year 1998"). For that year, the credits shown are $10.1 million. The same appendix also shows an allocation to electric customers of $16.7 million in merger-related costs in each of the same eight years. CAP relies on this presentation to argue that the Settlement overstates, by approximately $60 million, the total amount of credits that will become available as rate reductions.1 CAP's argument is mistaken.
                  One element of the supposed $60 million gap is the $10.1 million of savings for rate year 1998. CAP argues that customers will forfeit this item if the merger is not effected by the end of rate year 1998. The other element, $50.0 million, represents three years' worth of the approximately $16.7 million annual allocation of merger costs. CAP counts this as a hidden cost to customers, in the sense that, if the merger is not effected in rate year 1998, the $16.7 million annual cost will persist for three years (rate years 2006, 2007, and 2008)2 beyond the eighth and final year shown in Appendix O (viz., rate year 2005). CAP observes that Appendix O does not depict 2006, 2007, and 2008, and therefore shows no savings that would mitigate the $50.0 million of costs implied by Appendix F for the three final years 2006 through 2008.
                  The $60 million shortfall is wholly illusory. It is simply incidental to the Settlement proponents' decision, as a matter of convenience, to tabulate the annual savings for the
--------
1 CAP also says there is no adequate assurance that any of the credits will be used to reduce rates. This argument is discussed separately, and rejected, under the heading "Uncertainty of Electric Rate Reductions" (below).
2 Appendix F of the Settlement, based on the ten-year amortization of merger costs prescribed inP. VII.A.2, shows the annual $16.7 million cost continuing from rate year 1998 through rate year 2007. Again, CAP's calculations are premised on a possible delay of the merger past 1998. Hence, CAP's argument envisions the $16.7 million annual cost as persisting through rate year 2008.

CASE 97-M-0567


eight years 1998 through 2005 for purposes of Appendix O and to tabulate the annual costs for the ten years 1998 through 2007 for purposes of Appendix F. Even if a postponement of the merger prevents the savings from materializing in 1998 as depicted in Appendix O, the $412.9 million savings amount shown in Appendix O will remain unaffected.1 Similarly, if a delay of the merger prevents the annual $16.7 million amortization from starting in 1998, the annual amount shown in Appendix F will remain unchanged despite the postponement of the starting date. Thus, while CAP is correct that the proponents' attribution of dollar amounts of costs and savings to specific years should change if the merger schedule changes, this ultimately would not diminish the total $412.9 million amount of customer savings.
                  As for Appendix O's omission of out years that are shown in Appendix F, this likewise has no effect. Appendix O correctly presents the total amount of savings to be achieved under the Settlement. When electric rates are set, the savings may be flowed through to customers over eight years as assumed in Appendix O, or over some shorter or longer period; but such choices will not affect the validity of Appendix O's calculation of the total savings as $412.9 million.

Jurisdictional and Enforcement Concerns
     1.  Non-PSC Jurisdiction
                  The Settlement recites that we are expected to enforce
it, using sanctions up to and including a forced divestiture of the jurisdictional utility companies.  OP raises an issue whether we could prevent violations of the Settlement if LILCO's electric operations became subject to the jurisdiction of another agency not party to the Settlement, presumably LIPA.
--------
1    Customers are  guaranteed  the $412.9  million in the form of electric rate
     reduction  credits  if  the  LIPA  transaction  proceeds.   Absent  a  LIPA
     transaction, we would set LILCO electric rates reflecting the same $412.9 million savings amount, even if a postponement of the merger caused the savings to occur later than assumed in Appendix O.

CASE 97-M-0567

                  Without passing on its merits, we find that OP's argument has no bearing on the desirability of the Settlement. To the extent that the Settlement binds LILCO to its provisions governing LILCO's rendition of regulated gas service (including the provisions concerning competitive conduct and affiliate transactions), the LIPA transaction will have no jurisdictional consequences. Conversely, should a LIPA transaction affect our jurisdiction over LILCO's electric service, that would be entirely a consequence of the LIPA transaction or the legislation that authorizes it;1 our acceptance or rejection of the Settlement would not alter the result.
                  Again, there is no inevitable linkage between this merger and the LIPA transaction as a practical matter, and certainly no such linkage is enunciated in the Settlement. Thus, just as the Settlement may be implemented in the absence of a LIPA transaction, the reverse also is true. OP's concerns about the jurisdictional consequences or other merits of the LIPA transaction therefore have no relevance in deciding whether we should approve the Settlement or the merger.

     2.  Cost Misallocations; Affiliate Transactions
                  Another jurisdictional issue is that the Settlement
allows the merged companies to create and obtain support services from various unregulated service affiliates. OP says, first, that this will undermine our regulatory efforts, by cloaking opportunities for cost misallocations and other practices that would disadvantage HoldCo's jurisdictional utility subsidiaries. Second, OP questions whether we can prevent the gas procurement service company from assigning the lowest cost gas to LILCO's successor in the electric generation business, rather than to customers of the merged companies' regulated retail gas service.
                  These concerns are legitimate, but they are fully
resolved by the affiliate transaction rules and competitive
--------
1 Public Authorities Law ss.ss.1040 et seq.

CASE 97-M-0567

standards written into the Settlement. OP has not suggested why these Settlement
provisions,   effective  on  their  face,  might  nonetheless  be  defective  or unenforceable.

Long Island Progressive Coalition
                  LIPC's position statement opposing the Settlement broadly attacks this proceeding and the merger, criticizing both as elements of a politically orchestrated program to preserve utility shareholders' interests at customers' expense throughout New York.
                  We will not reach the merits of LIPC's statement, because it was filed simultaneously with post-hearing briefs, nine days after the due date for position statements. The delay is prejudicial. The Administrative Law Judge had ruled that post-hearing briefs must be limited to matters that could not have been anticipated and addressed in earlier pleadings; that replies to post-hearing briefs would not be authorized; and, therefore, that arguments exceeding the prescribed scope of the post-hearing brief would be disregarded. LIPC's statement exceeds the scope of a post-hearing brief as prescribed in those rulings. Thus, in fairness to the other parties, who relied on the Judge's directives instead of seeking leave to file replies, LIPC's statement should not be accepted either as a late filed position statement or in lieu of a post-hearing brief. In any event, to the extent that the statement goes beyond political interpretation and raises issues specific to the Settlement (e.g., competitive effects and the relevance of the LIPA transaction), these topics are addressed elsewhere in this opinion.

                                OTHER OPPOSITION
Synergy Imputations and Earnings
                  The Settlement's rate reductions and credits capture for customers all the merger-related cost savings projected by Brooklyn Union and LILCO, plus 38% of further savings projected

CASE 97-M-0567


only by Staff and not by the companies. In addition, some of the savings projected by Staff, if not captured through reductions and credits, will instead flow to customers through the Settlement's provisions for sharing of excess earnings.
                  NYC, apparently under the misapprehension that reductions and credits will provide customers only 38% of all Staff's projected savings, criticizes this trade-off. NYC argues that more of the merger-related savings should be captured through larger rate reductions rather than through sharing of excess earnings, especially considering that Brooklyn Union's earned return on equity assertedly will have exceeded 14% in fiscal year (FY) 1997 and 16% in FY 1998. Accordingly, NYC urges that Brooklyn Union customers get a base rate reduction of 5.25% (rather than the 3.74% prescribed in the Settlement), as do LILCO gas customers under the Settlement as proposed. Without responding to NYC's earnings projections specifically, the Settlement proponents urge rejection of NYC's rate proposal on the ground that it would disturb both the September 1996 Brooklyn Union rate plan and the integrated package of negotiated results embodied in the Settlement.
                  Our own analysis of Brooklyn Union's expected earnings through FY 2002 is consistent with NYC's projection of earnings exceeding 14% (although we do not share NYC's expectation of a 16% return, and we expect earnings to decline as the company exhausts the potential productivity gains characteristic of its recent, aggressive cost-cutting efforts).1 Rather than respond to these relatively strong earnings prospects by reducing Brooklyn Union's base rates as NYC proposes, we conditioned our
--------
1 In reviewing Brooklyn Union's expense reductions, we observed that a major component was a 1997 early retirement plan
     (implemented under the company's September 1996 rate settlement) which may have been funded from excess accruals for pensions and other post-employment benefits (OPEBs).
     Therefore, in adopting the Settlement, we notified the companies that Brooklyn Union's accounting for pensions and OPEBs is subject to further examination by Staff.
     Case 97-M-0567, Order, supra, p. 3.

CASE 97-M-0567


approval of the Settlement on a modification that would lower the prescribed thresholds for sharing of excess earnings.
                  Under the Settlement as proposed, earnings were to have been shared insofar as they exceeded an after-tax common equity return of 14.0% for FY 1998 and FY 1999, 13.75% for FY 2000, 13.5% for FY 2001, and 13.25% for FY
2002 and subsequent years. As explained in our order adopting the Settlement, we conditioned our approval on an adjustment of these caps to 13.75% for FY 1998, and 13.5% for FY 1999 and 2000 (while accepting, without modification, the Settlement's formula for FY 2001 and beyond).1 We expect this modification will preserve the Settlement's sound balance between shareholder and customer interests, by creating a robust incentive for continued efficiency gains and reserving for customers much of the resulting savings.
                  In arriving at the Settlement's rate formula, the parties were aware that (as one might expect) Brooklyn Union's earnings would be highest in the initial years of the multi-year rate plan adopted in September 1996. However, the Settlement benefits customers by adjusting the 1996 rate plan to capture synergies, in excess of those forecast by the companies. The Settlement also flows through to customers as much as a 60% share of Brooklyn Union's excess earnings; the pre-existing rate plan, in contrast, allowed no such sharing. Thus, the Settlement, after our adjustment of the sharing thresholds, adequately benefits Brooklyn Union customers without the additional base rate reduction sought by NYC.

Discrimination
     1.  Uncertainty of Electric Rate Reductions
                  OP and CAP claim that the Settlement discriminates
against LILCO's electric customers, in a manner prohibited by PSL ss.ss.65(2) and (3), because the savings realized through the merger are translated into rate reductions for the merged
--------
1   Case 97-M-0567, Order, supra, p. 3.

CASE 97-M-0567


companies' gas customers but only credits for LILCO's electric customers. The Settlement provides no assurance, it is argued, that the credits ever will be flowed through to customers in their electric rates.
                  This is not a valid criticism. The Settlement expressly guarantees that the stated amount of credits will be held for the electric customers' benefit. Absent a LIPA transaction, we inevitably would set electric rates that would fully reflect the credits. Alternatively, assuming that the LIPA transaction goes forward, LIPA will set electric rates that reflect the credits, and indeed the opponents have cited no valid reason that LIPA would seek to do otherwise.
                  In addition to CAP's argument, OP's post-hearing brief seems to claim that the electric rate reductions are uncertain because LIPA, in its Power Supply Agreement (PSA) with LILCO, uncritically accepted LILCO's estimate of operating costs; and that these allegedly inflated costs will reduce the credits actually available to electric customers. In fact, however, the Settlement's savings reserved for customers are not subject to reduction because of PSA costs.1
                  Thus, in either a LIPA or a non-LIPA scenario, the lack of specific electric rates in the Settlement provides no reason to doubt the validity of the Settlement's guarantee that the credits will be flowed to customers when LILCO electric rates ultimately are determined.

--------
1 Savings under the Settlement are reflected partly as a reduction in PSA costs to $301.8 million, in lieu of a $327.6 million allowance which LILCO originally sought before the Federal Energy Regulatory Commission (FERC). The lower figure, provisionally accepted by the FERC, was negotiated between LILCO and LIPA. The FERC may further reduce this item, producing yet more savings for LILCO electric customers. Thus, LILCO's cost estimates are not uncritically accepted by LIPA as OP alleges, and they are subject to regulatory review and adjustment in other proceedings.

                                 CASE 97-M-0567


        2. Preferential Treatment of Gas Customers Aside from the alleged uncertainty of rate reductions for electric customers, CAP argues that the Settlement's rate plans irrationally favor gas customers over electric customers in other respects. We reject these contentions as well.

            a.  Mismatch of Electric Rate Costs and Savings
                  First, CAP notes that the Settlement appendices use
forecasts of gas-related cost savings, which start at their highest level in the initial years and decline in the out years, to calculate a levelized or constant annual amount of gas rate savings (Appendices G and K). Further, CAP observes, the Settlement also uses a projection of electric-related cost savings, in which the savings start at a low level and increase in the out years, to fund an increasing annual amount of electric rate savings (Appendix O). CAP says that gas customers deserve full recognition of the cost savings on a current (rather than levelized) basis. Meanwhile, CAP advocates rate levelization for electric customers; otherwise, CAP argues, the Settlement will unjustly reward shareholders by denying electric customers the full benefit of the Settlement's potential rate reductions in the early years.
                  Second, CAP says the Settlement is unfair in assigning electric customers most of their share of the merger-related costs starting in the first year although, for the reasons just described, electric customers will not fully realize their share of the merger-related rate savings until the out years.
                  CAP's arguments are incorrect. The Settlement is a complex assortment of diverse benefits and risks for the various affected parties. In such circumstances, the levelization of gas rates does not render the Settlement unreasonable when considered as part of the Settlement's overall balance of customer and shareholder interests. And, even if CAP were correct in its allegation of a detriment to electric customers, fairness would

CASE 97-M-0567


not necessarily be achieved through strictly symmetrical
treatment of gas and electric customers.
                  More particularly, however, CAP's objection to levelized savings for gas customers is misguided, because the levelization provides rate stability. If the rate plan provided gas customers a declining amount of savings each year as CAP suggests, gas rates would tend to increase accordingly throughout the Settlement period. Nor does levelization of gas savings enrich shareholders, as CAP claims. Since the savings recognized in rates are levelized while the actual savings decline from year to year, the under-recognition of savings in the early years is fully offset by the corresponding over-recognition in the later years.
                  As for CAP's criticism of the electric rates, it is based on nothing more than the proponents' choice of a presentation method for illustrative purposes in Appendix O of the Settlement. CAP's advocacy of levelized electric rates is out of place, since neither the Settlement nor this proceeding will establish specific electric rates. For the same reason, it is meaningless whether Appendix O presents electric customers' costs as front-loaded or levelized for rate setting purposes.

            b. Merger Costs Reconciliation for Gas Only CAP says the Settlement is unfair insofar as it provides gas customers the benefit of a reconciliation if actual merger-related costs fall short of the projections used in setting rates, yet provides no analogous true-up for electric customers. But, again, fairness does not consist in like treatment of gas and electric customers. The reconciliation for gas exclusively must be viewed as part of a negotiated settlement package, in which the respective treatment of gas and electric customers may reasonably differ in many other respects as well. The balance of interests under the Settlement does not become suspect merely because there are disparities between its gas and electric provisions.

CASE 97-M-0567



Fuel Deliveries to Gas-Fired Generators
     1.  Open Access Transportation Tariffs
                  SEF Cogen says it intends to build electric generation plant in the New York metropolitan area. It therefore testified extensively on its views, similar to those raised by OP, that the merger creates market power concerns. Regarding gas-fired electric generation in particular, SEF Cogen says the merged companies could squeeze competing generators out of the market either by suppressing the electricity prices that the merged companies offer to end users, or by forcing competing generators to accept disadvantageous transportation rates. SEF Cogen adds that the Settlement proponents bear a comparatively heavy burden of proof because the Settlement here, in contrast to those in other Competitive Opportunities proceedings, assertedly tends to reduce competition rather than enhance it.
                  The Settlement contemplates that gas-fired electric generators, competing with the electric generation business of LILCO or its successors, will continue to enjoy open access to transportation of generator fuel gas as they do now. SEF Cogen says this is inadequate to protect competition because the Settlement also assumes that transportation rates will continue to be set through individually negotiated contracts. SEF Cogen asks us to require instead that the merged companies file tariffs for gas transportation to electric generating units (of 50 megawatts or greater), with uniform stated rates based on the marginal cost of service. Pending a cost of service analysis, SEF Cogen advocates a placeholder rate of 19(cent) per dekatherm, the same as the transfer price currently imputed or "charged" to LILCO's electric department by its gas department.
                  The Settlement proponents respond that non-negotiable tariff rates would not adequately reflect differences among the costs of serving different customers, and would not fulfill our intent that transportation rates be negotiated to maximize utility revenues for the benefit of core customers.

CASE 97-M-0567


                  We will not condition our approval of the Settlement as SEF Cogen requests, because the merits of SEF Cogen's tariff proposals can better be examined in other proceedings. Some issues raised here are being considered in another docket, Case 97-G-0388, on a complaint against Brooklyn Union by the SEF Cogen generating affiliate known as New York City Energy Group (NYCEG). Other, more general issues related to the pricing of transportation service to electric generators will be reviewed in a generic proceeding.1 Those proceedings will adequately address the pricing of transportation to NYCEG, the broader competitive issues cited by SEF Cogen, and the pricing of gas transferred from a combination utility's gas department to its electric department.

        2.  Roseton Contract
                  Central Hudson asks that approval of the Settlement be conditioned on an affirmation of the merged companies' obligation to continue gas deliveries to Central Hudson's Roseton generating station in accordance with pre-existing agreements. The companies, CPB, and Staff oppose Central Hudson's request on the ground that it has no relevance to the merger proposal. Indeed, they say, this is a private contractual dispute and should be resolved through negotiations or litigation outside this agency.
                  We agree with the proponents that we should not attempt to resolve the dispute as part of our evaluation of the Settlement. As Central Hudson virtually concedes, the company has intervened in an attempt to hold the merger hostage to a determination of the Roseton controversy. We reject Central Hudson's proposed linkage between the merger and the Roseton deliveries, because the facts surrounding Roseton have no relevance to the merits of the merger or the Settlement.

--------
1    Case 98-G-0122, Bypass Policy Relating to the Pricing of Gas Transportation
     for  Electric  Generation,   Order  Instituting  Proceeding  and  Technical
     Conference (issued January 30, 1998).

CASE 97-M-0567


     3.  Complaints Under Holding Company Agreement
                  In Case 97-G-0388, as noted, SEF Cogen's NYCEG affiliate is litigating a complaint against Brooklyn Union concerning gas transportation service to a proposed independent electric generating station. The complaint alleges that Brooklyn Union has violated its June 1996 Holding Company Agreement (HCA).1 SEF Cogen asks us to declare that a violation of the HCA will constitute a violation of the Settlement.
                  SEF Cogen says its proposed interpretation is necessary because the Settlement otherwise might be construed as superseding and negating the HCA's penalty provisions for purposes of Case 97-G-0388. We find the requested determination unnecessary, as we do not share SEF Cogen's concern that the Settlement might retroactively determine the penalties applicable to alleged violations of the HCA occurring before the merger. As the companies and Staff assert, an HCA violation that antedates the merger will remain subject to the penalties available pursuant to the HCA at the time of the violation. SEF Cogen has not suggested that any express terms of the Settlement require a contrary result.

Discovery Restrictions
                  SEF Cogen reports that, in the NYCEG complaint proceeding, Brooklyn Union has refused to produce certain documents on the ground that they are held by an unregulated affiliate. SEF Cogen says Brooklyn Union has relied on the theory that the HCA deems such material to be within Brooklyn Union's control, and therefore subject to discovery by other parties, only if Staff or CPB has actually obtained the document. The Settlement adopts the same formula. SEF Cogen seeks a modification of the Settlement to clarify that all parties may obtain an unregulated affiliate's documents even if Staff and CPB
--------
1    The HCA is entitled "June 25, 1996 Stipulation and Agreement
     Resolving Corporate Structure Issues and Establishing Multi-
     Year Rate Plan in Case 95-G-0671."

CASE 97-M-0567


have not chosen to do so. The companies and Staff oppose the request.
                  We will not require SEF Cogen's proposed modification. We do not wish to encourage resistance to discovery on purely technical grounds, and we do not necessarily share the proponents' perception--implicit in the Settlement, apparently--that the issue of access to an unregulated affiliate's data is best resolved by allowing discovery by some parties and not others. Nevertheless, the fact remains that discovery directed to an unregulated affiliate is not a matter of right under our Rules of Procedure, and therefore should be available only to the extent that it was negotiated in the Settlement. Since the Settlement limits such discovery to documents obtained by Staff and CPB, we will not intercede to loosen a restriction for which the parties bargained.

Gas Rate Design Changes
                  DOL advocates modification of the Settlement to completely preclude bill increases for LILCO gas customers for the duration of the Settlement. In particular, DOL would strike the provision that allows up to a 10% increase in the minimum monthly charge (to $8.94 from $8.13) in December 1999, and allows further increases if justified by evidence to be offered thereafter. Alternatively, DOL says the 1999 increase should be contingent on proof of cost justification, to be submitted by LILCO at that time. In response, Brooklyn Union and LILCO accuse DOL of overreaching by seeking further adjustments to the negotiated outcome embodied in the Settlement.
                  We deny DOL's request. Cost of service studies in past cases, as well as Staff's uncontradicted testimony here, establish beyond question that even the 10% increase will not come close to eliminating subsidization of the minimum charge. For example, in LILCO's last rate case we noted that Staff estimated the monthly cost of service to minimum use customers as $12.79, although we limited the increase in the monthly charge to

CASE 97-M-0567


10% (to $8.13 from $7.37) because of customer impact considerations.1 Similarly, in this proceeding, the companies initially sought to raise the charge to a cost-justified level by increasing it 10% annually five times in succession.
                  We must take this opportunity to move toward elimination of interclass subsidies, in the interests of economic efficiency and effective competition. In greater or lesser degree, all service classifications can choose fuels other than gas, so we should not continue to distort the competition among fuels by pricing gas service above or below cost. Further, to the extent that those adversely affected by increasing minimum charges may be low-income customers, the Settlement offers other benefits in the form of a consumer education and arrears forgiveness program. This will assist LILCO's most vulnerable customers in paying their bills and will provide information about measures to reduce energy bills.
                  Given the inevitability of a finding that the cost of service exceeds the $8.94 charge resulting from a single 10% increase, there is no reason to postpone a decision until 1999. And, since there already is adequate evidence of cost justification for a 10% increase, DOL's alternative proposal--to require such evidence later--has no practical significance.

Service Quality
                  NYC seeks to  strengthen  the sanctions  for  substandard  gas service quality, by imposing a penalty of up to 100 basis points of common equity return instead of the 52-basis-point maximum disallowance permitted under the Settlement. We find this modification unnecessary. As the companies observe, service quality has not deteriorated even under Brooklyn Union's present service quality formula, with its maximum penalty of only 40 basis points. The Settlement's penalty provisions are adequate,
--------
1    Case 93-G-0002, Long Island Lighting Co. - Gas Rates, Opinion
     No. 93-23 (issued December 23, 1993), mimeo pp. 25-26.

CASE 97-M-0567


and consistent with penalties available under comparable service quality plans for other utilities.

Appliance Repair
                  The Settlement supersedes a plan filed by Brooklyn Union in June 1997 pursuant to our directive that utilities transfer their appliance repair business to separate, unregulated subsidiaries.1 Under the Settlement, as in the June 1997 plan, Brooklyn Union will transfer its appliance repair business to an affiliate known as KeySpan Appliance Service, Inc. (KAS). OP acknowledges that our prior directive requires Brooklyn Union to withdraw from the appliance repair business. Nevertheless, OP objects that the Settlement arranges the withdrawal in such a way as to hinder competition, by letting KAS unfairly achieve dominance in the appliance repair market. OP's arguments do not warrant modification of this aspect of the Settlement.2

     1.  OP's Arguments
                  OP says the Settlement's provisions regarding LILCO's repair service are preferable to those governing Brooklyn Union. Under the Settlement, LILCO will simply cease its repair service to all customers on the same date, after giving sufficient notice so customers may consider new arrangements with other service providers. In LILCO's case, this approach is unobjectionable
--------
1 Case 93-G-0804, Gas Utility Marketing/Appliance Service Programs, Order Concerning Gas Appliance and Repair Service (issued April 4, 1997). The order, and our decision here, do not pertain to minor adjustments or
     emergency  and   safety-related   repairs;   these  remain  the  utilities'
     responsibility.
2    Two of OP's constituents--Oil Heat Institute of Long Island, and New York Alliance for Fair Competition--petitioned for rehearing of the February 5, 1998 Order approving the
     Settlement (Case 97-M-0567, Order, supra), on grounds related
                                        -----
     to the appliance repair issues discussed in the accompanying text. We have responded to the petition elsewhere.
     Case 97-M-0567, Order to Show Cause Regarding Appliance
     Service Transfers (issued March 26, 1998); Confirming Order and Clarification (issued April 9, 1998).

CASE 97-M-0567


because LILCO (unlike Brooklyn Union) offers no repair contracts that run for a specified term.
                  In contrast, Brooklyn Union customers with unexpired service contracts as of the date of transfer to KAS (no later than June 1998, according to the Settlement) will get 45 days' notice that they may either (1) affirmatively cancel the contract and, if the customer wishes, have Brooklyn Union forward the customer's name to other potential service providers; or (2) have the contract transferred to KAS, if the customer either chooses that option affirmatively or does nothing.1 Under option (1), the customer may receive a pro rata refund of the contract payment, but only if no repair service has occurred during the contract term.
                  One controversy arises from Staff's assertion that the contracts are properly assignable to an unregulated subsidiary because Brooklyn Union obtained them "under a [regulatory] regime sanctioned by the Commission" (Tr. 543A). This prompts a counterargument by OP that the contracts are assets funded by customers, who therefore have a claim upon the contracts' value if the contracts are transferred. Brooklyn Union and LILCO correctly note that the dispute between Staff and OP is irrelevant. The contracts' value effectively was transferred to shareholders when Brooklyn Union's repair service was converted into an unbundled, below-the-line activity, on terms we reviewed in 1996 when we approved the HCA.2 Other elements of the HCA, notably the reduction and freeze of base rates, provided correlative benefits to customers.
                  Thus, the allocation of the contracts' value between shareholders and customers was fully resolved long before the
--------
1 Brooklyn Union also will give the customer a list of providers that have expressed interest in offering appliance repair service in lieu of Brooklyn Union, and will inform the customer that additional firms may be found in the classified telephone directory.
2 Case 95-G-0761, Brooklyn Union Gas Co., Opinion No. 96-26 (issued September 25, 1996).

CASE 97-M-0567


merger proposal. Instead, the salient issue posed by OP is whether the Settlement is fair insofar as it allows KAS repair service to be marketed to KAS repair customers in a package with gas commodity sales from KeySpan Energy Services, Inc. (KES, Brooklyn Union's marketing affiliate).1 OP criticizes this arrangement as advantageous to KAS yet unavailable to independent repair service providers.
                  Further, OP claims, the Settlement's options for Brooklyn Union repair customers are calculated to deny customers a real choice, and they enable KAS or KES to capture nearly all Brooklyn Union's 138,000 contractual repair customers. OP predicts that in almost all cases, a rational customer with a Brooklyn Union repair contract would reject option (1) and thus would not become accessible to competing providers independent of Brooklyn Union.
                  OP says the repair customers that might end their association with Brooklyn Union are limited to those who have become disenchanted with their contract and never used the contractual repair service, and those who found the service so unsatisfactory that they would rather seek a different and less familiar provider. These two groups, in OP's view, must be so small and atypical that they cannot represent a significant potential market for independent repair service providers. Therefore, OP says, the Settlement provisions frustrate our intention of creating an effectively competitive market for gas appliance repair service.
                  As evidence that Brooklyn Union will indeed pursue illegitimate advantages if given the opportunity, OP cites the company's December 1997 letter inviting indications of interest from potential appliance service providers. According to OP, the
--------
1 Until May 2000, the firm that might market the combined commodity and repair service hypothesized by OP would be either KAS or KES, depending on whether the customer chose KAS affirmatively or through the default option. Starting in May 2000, either or both firms could market the combined service regardless of how the customer chose KAS.

CASE 97-M-0567


timing of the invitation discouraged responses because it occurred during a holiday season, and the invitation was hedged with intimidating warnings about registration and insurance requirements.
                  For these reasons, OP proposes that Brooklyn Union simply phase out its service contracts by letting each contract lapse as it expires, after giving adequate notice to the departing customer. OP also proposes that Brooklyn Union auction off batches of contracts to other service providers; transfer to the winning bidder the contracts and the pro rata balances prepaid by customers for the periods remaining on those contracts; and flow the auction proceeds through to utility service customers. OP says only its proposals will assure customers real choice and an orderly transition, while providing financial protection for Brooklyn Union.

     2.  Conclusions as to Appliance Repair
                  Brooklyn Union's customers' expectation of contractual service greatly complicates the task of removing Brooklyn Union as the service provider, and we would not suggest that the Settlement represents the only reasonable solution to the problems thus created. Nevertheless, we find the Settlement clearly preferable to OP's recommendations.
                  First, regarding Brooklyn Union's invitation to alternative providers, we accept the companies' explanation that the poor timing of the letter was an unintended result of a schedule prescribed in the Settlement. The companies also note that the response time was extended after OP objected, with the result that, of 1200 service providers solicited, over 300 responded with expressions of interest in competing for Brooklyn Union's repair customers. These facts adequately dispel OP's allegation of an incipient pattern of abuse on the companies' part.
                  As to more basic issues of competitive fairness, OP's opposition presupposes that customers will be unreceptive to

CASE 97-M-0567


independent providers' marketing efforts unless the customer has terminated the contract prematurely (rather than switch to KAS). OP takes an unjustifiably restrictive view of the potential for competition. A customer's pre-existing contract with Brooklyn Union or KAS need not preclude effective competitive overtures by other providers, as they will have a full opportunity to offer a package of price, service, and other terms potentially more attractive than KAS's. This is especially true insofar as the pre-existing contracts are of limited duration, generally expiring within one year.
                  Thus, there is no persuasive objection to the Settlement provisions. OP's proposed plan, on the other hand, would create a number of serious problems. First, we agree with the companies that OP's proposal would be unreasonably inefficient because it would perpetuate Brooklyn Union's repair operations until the very last of a dwindling number of contracts had expired. Second, OP's approach would require a customer information effort which, no matter how effective, would inevitably leave at least some Brooklyn Union repair customers unaware of the imminent lapse of their contractual privileges. If a customer discovered that situation only when an appliance broke down and he or she called Brooklyn Union for contractual service, which was thereupon denied because the contract had lapsed, the customer would be seriously inconvenienced in the midst of a potentially critical appliance failure. OP's proposal to auction unexpired contracts to competing providers would not improve customer acceptance: it would put service providers and regulators in the position of not merely allowing Brooklyn Union contracts to lapse, but actively reassigning unexpired contracts to other providers regardless of the customer's preferences. Finally, the repair service contract is, to the best of our knowledge, an option not widely offered by providers other than Brooklyn Union. If all the contracts were to end on a date certain, as OP proposes, there is no assurance that other

CASE 97-M-0567


providers would be able and willing to fill the gap by providing contracts to all customers that chose not to enroll with KAS.
                  In sum, the Settlement reasonably resolves the issues created by the pendency of unexpired Brooklyn Union contracts, and the Settlement better serves the objectives of effective competition and customer choice than OP's proposed alternatives.

Environmental Review
                  NYPIRG, in arguments endorsed by OP, says the Settlement requires additional analysis pursuant to the State Environmental Quality Review Act (SEQRA). NYPIRG concedes that the merger itself has been addressed in an Environmental Assessment Form (EAF) and in a Supplement to the EAF, and that LIPA's acquisition of Shoreham may be exempt from SEQRA review. Nonetheless, NYPIRG asserts, this proceeding must include an Environmental Impact Statement regarding those provisions of the LIPA transaction whereby LILCO's successor in the electric generation business would create affiliates to supply power and management services to LIPA.
                  We have rejected NYPIRG's contention, in a decision adopted after NYPIRG submitted its arguments but before we approved the merger.1 As that decision explains, the creation of affiliates merely would assure LIPA customers the rate benefits of the LIPA transaction; contrary to NYPIRG's theory, it would have no environmental effects distinct from those of the LIPA transaction itself. Thus, the creation of affiliates requires no independent environmental analysis.

                                   CONCLUSION
                  This Settlement, as modified pursuant to our initial order approving it, creates a corporate structure that will serve
--------
1    Case 97-M-0567,  Order Adopting  Negative  Declaration  (issued January 29,
     1998). See also Case 98-M-0074, Long Island Lighting Company, Order Adopting Negative Declaration (issued February 6, 1998).

CASE 97-M-0567


the best interests of customers and shareholders in the emerging competitive energy market. As its most immediate and tangible benefit, the Settlement already has provided significant rate reductions. As a result of the cost savings achievable through the merger, additional rate reductions and credits will ensue when the merger is consummated and when electric rates are determined for LILCO. Meanwhile, the two utilities' combined strengths will enhance their ability to offer their customers a more diverse choice of products and services than would otherwise be available.
                  The Settlement achieves these objectives while preserving the merged companies' financial integrity, shielding customers from the risks associated with the utilities' unregulated affiliates, and providing continued incentives for efficient management and reliable utility service. The Settlement promotes fair and effective competition, to the benefit of competitors and the public at large. Its environmental effects will be positive, in that it encourages the development of new markets for natural gas and prescribes a variety of environmentally beneficial projects and policy initiatives.
                  For these reasons, and others discussed above, we conclude that the Settlement is in the public interest.

The Commission orders:
                  1. Ordering clauses one through five contained in the Order Adopting Terms of Settlement Subject to Conditions and Changes (issued in this proceeding February 5, 1998) are adopted in their entirety and are incorporated as part of this opinion and order.

CASE 97-M-0567

                  2. This proceeding is continued.
                                                 By the Commission,



                               (Signed)          JOHN C. CRARY
                                                   Secretary

Exhibit D-4.5

                                STATE OF NEW YORK
                            PUBLIC SERVICE COMMISSION

                                           At a session of the Public Service
                                            Commission held in the City of
                                               Albany on April 29, 1998

COMMISSIONERS PRESENT:

Maureen O. Helmer, Chairman
Thomas J. Dunleavy
James D. Bennett, not participating

CASE 98-M-0074  -   Petition of Long Island  Lighting  Company for  Approval to:
                    (a) under Section 70 of the Public Service Law to transfer certain assets from LILCO to newly formed subsidiaries of a new holding company; (b) for the subsidiaries receiving the assets to assume certain liabilities associated with those transferred assets; and (c) under PSL Section 69 for the issuance of promissory notes by those same subsidiaries.


                        ORDER APPROVING ASSET TRANSFERS,
                          ASSUMPTION OF LIABILITIES AND
                          ISSUANCE OF PROMISSORY NOTES

                       (Issued and Effective May 1, 1998)


BY THE COMMISSION:

                           INTRODUCTION AND BACKGROUND

         The Long Island Lighting Company (LILCO) is an electric and gas corporation. It holds franchises and furnishes electric and gas service to consumers in the Counties of Nassau and Suffolk and on the Rockaway Peninsula in the Borough of Queens of the City of New York.

The Petition

         This proceeding commenced upon the filing on January 20, 1998 of a Petition by LILCO for authorization under Section 70 of the Public Service Law
(PSL) to transfer certain assets from LILCO to newly formed subsidiaries of a new holding

CASE 98-M-0074


company (HoldCo);/1/ for the subsidiaries receiving the assets to assume certain liabilities associated with those transferred assets; and under PSL Section 69 for the issuance of promissory notes by those same subsidiaries.

         The purpose of the actions is to leave the LILCO corporate entity with ownership of only those assets that the Long Island Power Authority (LIPA) wishes to acquire in a separate transaction. To accomplish this, the assets that LIPA does not intend on acquiring, i.e., the assets currently employed by LILCO to conduct its gas distribution business, its non-nuclear electric generating facilities and its common plant used to provide operational and management services in the conduct of LILCO's current gas distribution and electric generation and distribution business, must be transferred out of the LILCO corporate entity to certain HoldCo subsidiaries. Then, LILCO, with the retained assets desired by LIPA, can merge with a subsidiary of LIPA to complete the LIPA Transaction.

         According to the Petition, this sequence of events is necessary to ensure that LIPA's acquisition of the retained assets is accomplished via a stock transaction to avoid a tax on the assets which LIPA acquires. The incurring of such tax liability would negate certain rate savings sought by LIPA. Therefore, this sequence of events is necessary for the transaction by LIPA to be of maximum benefit to consumers on Long Island.

         In addition to HoldCo, it is proposed in the Petition that assets and/or liabilities be transferred to several to-be-created HoldCo subsidiaries (the "transferee subsidiaries"). They include "GasCo," a regulated gas company, "GenCo," an electric generation company, "Corporate ServeCo" and "Utility ServeCo 1 and 2," unregulated companies providing mainly corporate administrative services for GasCo and subsidiaries set up to serve LIPA, "T&D
ManageCo," an unregulated company providing electric transmission and distribution system management services for LIPA, and "Energy ManageCo," an unregulated company providing energy management services for GasCo and subsidiaries set up to serve LIPA. Generally, LILCO's current gas plant would be transferred to GasCo, LILCO's current non-nuclear generation plant would be transferred to GenCo, most


--------
1 More specifically, LILCO will transfer to assets to HoldCo, which will then transfer the assets to the subsidiaries.

CASE 98-M-0074


of LILCO's current common plant would be transferred to Corporate ServeCo, and some inventory of materials, supplies and tools would be transferred to T&D ManageCo. The other transferee subsidiaries would not receive any assets.

         GasCo will conduct the gas distribution business currently conducted by LILCO pursuant to LILCO's Schedule for Gas Service, P.S.C. No 3-Gas ("Gas Tariff"). Accordingly, GasCo will adopt the Gas Tariff effective on the closing date of the transfers and will file such notices and supplements and reissue the Gas Tariff as required under section 270.47 of the Commission's Regulations. GasCo also will agree to be bound by and subject to all rules, regulations, policy statements, accounting instructions and orders of the Commission currently applicable to LILCO's gas operations.

         LILCO's Petition, at page 6, states that "[t]he vast majority, if not all" of the transferred assets will be transferred at their net book value, but that "[o]ther [t]ransferred [a]ssets, if any, shall be identified and valued according to Commission practice." The Petition and all workpapers provided did not identify any such "other transferred assets" that are to be valued at other than book value.

         In addition to the assets to be transferred, LILCO proposes that the HoldCo subsidiaries also assume certain liabilities of LILCO that are associated with the conduct of LILCO's gas distribution and non-nuclear generation businesses and common plant assets, including certain current liabilities. Moreover, LILCO proposes to retain $3,576 million in LILCO debt, subject to adjustment, and proposes that HoldCo and its subsidiaries issue promissory notes to LILCO in an amount equal to LILCO's actual debt at closing minus the retained debt amount. Generally, liabilities would be transferred to match the assets being transferred, except that HoldCo and each of the transferee subsidiaries would be jointly and severally liable for the proposed promissory notes to be issued. LILCO submits that the proposed transfers, assumption of liabilities, and issuance of notes are exempt from the need

CASE 98-M-0074


for Commission approval under the PSL, but "[n]evertheless, in order to avoid any claim that such approval should have been obtained, and the pursuit of any such claim in a manner that might delay or otherwise interfere with the timely consummation of the LIPA Transaction, LILCO is requesting that the Commission grant approval" as may be subject to the Commission's jurisdiction. However, in requesting that the Commission make such determination, LILCO does not seek a Commission ruling on any aspect of the LIPA Transaction itself.

         In its petition, LILCO does not seek Commission approval of the specific asset transfers, liability assumptions and debt issuances. Instead, LILCO seeks general approval of the "type" of asset transfers, liability assumptions and debt issuances proposed, subject to LILCO submitting to the Commission further descriptions of the assets, liabilities and notes at least forty-five (45) days prior to any such transfer, assumption or issuance. Because workpapers provided by LILCO provide sufficient detail to support the transfers, we shall approve the transfers now.

Notice and Comment

         Notice of the filing of the Petition was published in the State Register. The required comment period has expired. No comments have been received.

Jurisdiction

         Section 70 of the Public Service Law (PSL) prohibits gas and electric corporations from transferring any part of their works or system without the written consent of the Commission, with the exception that "[n]o consent, permission or approval otherwise required under this section shall be necessary for the sale of the franchise, works, system, stocks or bonds by a gas or electric corporation to a duly constituted authority of the state." LILCO questions whether the asset transfers proposed in the Petition require the Commission's consent because the asset transfers are "a highly significant component of the LIPA transaction" (Petition, p. 6). The "LIPA Transaction" is to be a purchase by LIPA of all of the stock of what remains of the LILCO

CASE 98-M-0074


corporate entity after the transfer of assets (i.e., the assets currently employed by LILCO to conduct its gas distribution business, its non-nuclear electric generating facilities and its common plant used to provide operational and management services in the conduct of LILCO's current gas distribution and electric generation and distribution business) out of LILCO is accomplished.

         LIPA's  purchase of LILCO's  stock is an exempt  transaction  under PSL
Section 70 because LIPA is a "duly constituted authority of the state." However, LIPA is not a party to the transfer of assets from LILCO to GasCo, GenCo, Corporate ServeCo and T&D ManageCo. As no "duly constituted authority of the state" is a party to such transfers, the exemption in PSL Section 70 does not apply. Accordingly, the Commission has jurisdiction over the transfers to non-LIPA entities and its consent is required.

         Section 69 of the PSL permits gas and electric corporations to issue notes or other evidence of indebtedness payable at periods of more than twelve months "provided and not otherwise that there shall have been secured from the [C]ommission an order authorizing such issue, and the amount thereof, and stating the purposes to which the issue or proceeds thereof are to be applied, and that, in the opinion of the [C]ommission, the money, property or labor to be procured or paid for by the issue of such . . . notes or other evidences of indebtedness is or has been reasonably required for the purposes specified in the order, and that except as otherwise permitted in the order in the case of .
 . . notes and other evidences of indebtedness, such purposes are not in whole or in part reasonably chargeable to operating expenses or to income."

         LILCO questions whether the issuance of the promissory notes proposed in the Petition requires an order of authorization by the Commission because "through the issuance of the Notes, the Transferee Subsidiaries are merely changing the form (but not the substance) of the debt to which they are already obligated and the incurrence of which the Commission has previously approved"

CASE 98-M-0074


(Petition, p. 7). There is nothing in PSL Section 69 that would allow LILCO to restructure its debt by issuing promissory notes, regardless of prior authorizations, without an express order from the Commission giving authorization. The promissory notes are long-term in nature, will include a sinking fund, and will have terms similar to some of the debt LILCO currently has outstanding. Accordingly, the Commission has jurisdiction over the issuance of the notes and a Commission order authorizing such issuance is required.

                             SAFETY AND RELIABILITY

         The continued reliability and safety of LILCO's electric and gas systems is of paramount concern in considering the proposed transfer of assets from LILCO to affiliates. Electric reliability and gas safety incentive mechanisms are in place that require LILCO, or any successor GasCo, to ensure it maintains its electric reliability and gas safety performance at certain levels of quality or suffer economic disincentives. Further, the agreements between LILCO and LIPA set post-LIPA Transaction electric service reliability standards and performance targets comparable to those standards currently required by the Commission and in existence today at LILCO. Regarding pool-wide reliability, LIPA has indicated its intent to join in the establishment of an independent system operator (ISO), as soon as it can feasibly do so, and to cooperate with the ISO through transitional arrangements until certain tax issues unique to LIPA can be resolved./2/ With regard to the transfer of generation assets to GenCo, although federal law does preclude rate regulation by the Commission of wholesale sales, the operation of electric plant by GenCo will be subject to


--------
2    FERC Docket  Nos.  ER97-1523-000,  OA97-470-000  and ER97-  4234-000,  Long
     Island Power Authority, Motion for Leave to File Comments and Comments of the Long Island Power Authority (February 27, 1998).

CASE 98-M-0074


Commission regulation under a "lightened regulatory regime."/3/

         With regard to the transfer of assets to Corporate ServeCo, a prior Commission Order/4/ requires that all asset transfers be accomplished in a manner that does not at any time jeopardize the ability to provide safe, adequate, and reliable service to customers. Such an obligation shall be extended to apply as well to the proposed transfer of assets to GasCo, GenCo and T&D ManageCo. GasCo and the future entity that manages the electric transmission and distribution (T&D) system must have the ability to call on all of the personnel and assets of all of their affiliates as may be necessary to operate the electric and gas systems in a safe and reliable fashion, including the ability to respond to and remedy emergencies. We believe this requirement to be consistent with the intent of LILCO's plan to continue to operate the electric and gas systems as it does today and with the prior Commission Order (in Case 97-M-0567) noted above. To ensure such obligations are fulfilled, staff shall monitor progress during the transition engendered by the proposed corporate reorganization and the LIPA transaction.

         Regarding gas safety, one week prior to the closing of the asset transfers, GasCo officials shall meet with staff to introduce personnel responsible for the safe and reliable operation of the gas distribution system and to outline operational and emergency procedures; and within 60 days of the closing of the asset transfers GasCo shall demonstrate in writing to the Director of the Gas and Water Division that it has ownership or contractual control of personnel and physical assets sufficient to operate the gas system in a safe and reliable manner, and to respond to and remedy emergencies.

--------
3 See: Case 91-E-0350, Wallkill Generating Company L.P., Declaratory Ruling on Regulatory Policies Affecting Wallkill Generating Company and Notice Soliciting Comments (Issued August 21, 1991).

4 Case 97-M-0567, Opinion No. 98-9, Opinion and Order Adopting Terms of Settlement Subject to Conditions and Changes (issued April 14, 1998).

CASE 98-M-0074


         Regarding electric reliability, one week prior to the closing of the asset transfers, T&D ManageCo officials shall meet with staff and LIPA to introduce personnel responsible for the safe and reliable operation of the
electric   distribution   system  and  to  outline   operational  and  emergency
procedures; and within 60 days of the closing of the asset transfers T&D ManageCo shall demonstrate in writing to the Director of the Electric Division that it has ownership or contractual control of personnel and physical assets sufficient to operate the electric system in a safe and reliable manner, and to respond to and remedy emergencies.

                                 ASSET TRANSFERS

         LILCO's proposal to transfer assets and liabilities to HoldCo and the transferee subsidiaries triggers the need to determine several issues. First, the approval given in Case 97- M-0567 gave LILCO permission to form HoldCo and Corporate ServeCo, and to transfer assets to such entities "as required . . . to conduct their businesses," but did not address separation of the gas business, the electric T&D business and the electric generation business into separate subsidiaries. Second, a determination needs to be made as to whether the proposed allocation of assets and liabilities among the subsidiaries is in the public interest. Finally, a determination needs to be made as to whether it is in the public interest to allow the assets to be transferred at net book value, and if so, whether gain should be realized on such assets as if they were transferred at market value, with a sharing of any gain, to ensure that ratepayers are fairly compensated.

Subsidiaries

         The Petition makes it clear that the main purpose of the transfer of assets and liabilities to HoldCo and the transferee subsidiaries is to establish a corporate structure to facilitate the LIPA Transaction. Implicit in LILCO's Petition is a request for consent to LILCO's plan to have HoldCo form the transferee subsidiaries and to separate the gas business, the electric T&D business and the electric generation business into

CASE 98-M-0074


those separate subsidiaries. In light of the pending LIPA Transaction, LILCO's proposal to create GasCo, GenCo, T&D ManageCo and the other transferee subsidiaries and to separate and transfer the various businesses, as proposed, is reasonable and shall be approved. However, if there were to be no LIPA Transaction, the proposed separation would not be in the public interest because it would leave unresolved issues regarding stranded costs and market power. Without the LIPA Transaction, those issues would have to be addressed as they were for the other electric and gas utilities in New York in Case 94-E-0952, the Competitive Opportunities proceeding. Therefore, the approvals given in this proceeding shall be conditioned upon the successful consummation of the LIPA Transaction. If the LIPA Transaction is not consummated, the approvals shall be void and LILCO should proceed to submit a restructuring plan in the Competitive Opportunities proceeding.

Allocation of Assets and Liabilities

         In its Petition, LILCO proposes to transfer assets and liabilities that can be generally categorized as electric plant, gas plant, common plant, accumulated depreciation, regulatory assets, non-utility plant and other investments, current assets, and deferred assets. The only asset transfers proposed are to GasCo, GenCo, Corporate ServeCo and T&D ManageCo.

         The "Mineola Property" (LILCO Parcel Nos. 26, 148 & 279) consists of an approximately 100,000 square foot office building and ancillary parking facilities in the Village of Mineola, Nassau County. The Mineola Property is carried on LILCO's books as common plant and it is proposed in the Petition to transfer the property to Corporate ServeCo at net book value. It is unclear at this time as to whether the Mineola Property is surplus property for which a gain should be realized or would be more valuable to ratepayers as an asset put to greater use in their service. The Mineola Property shall be transferred at net book value to the subsidiary that will remain subject to full rate regulation by the Commission to reside in a utility account until such time as a more definite determination as to its

CASE 98-M-0074


disposition can be made.

         The "Jamesport Property" (LILCO Parcel No. 461, consisting of 551 acres of undeveloped land in the Towns of Riverhead and Southold, Suffolk County) is in a somewhat different category because it is carried on LILCO's books as non-utility property. It is proposed in the Petition to transfer the property to Corporate ServeCo at net book value. Pursuant to a settlement approved by the Commission on April 5, 1988,5 the Jamesport Property was removed from rate base and put in a non-utility account, subject, among other things not relevant here, to a sharing of any gains on the property. According to the Jamesport Order, "[u]pon the sale of the property, LILCO common stockholders may retain the [then] current fair market value of $14 million plus actual property taxes and maintenance expenses, AFC for the period in which the property and associated expenses reside in a non-utility account, the reasonable and necessary expenses associated with the sale of the property, and any actual tax liabilities resulting from the sale. If the property is sold for a greater amount, 10 percent of the excess would be retained by LILCO and 90 percent would be flowed through to ratepayers". The Jamesport Property shall be transferred at net book value to the subsidiary that will remain subject to full rate regulation by the Commission to reside in a non-utility account as envisioned by the Jamesport Order so that all of the terms of the Jamesport Order can be preserved and realized at some future date.

         The proposed transfer of assets and liabilities out of the LILCO corporate entity is necessary to facilitate the LIPA transaction, and should be approved. LIPA has established an audit mechanism to ensure that it receives all of the assets it intends to purchase. The allocation of those assets and liabilities among HoldCo and the transferee subsidiaries appears

--------
5 Case 28757, Long Island Lighting Company, Opinion No. 88- 10, Opinion and Order Approving Settlement Agreements (issued April 5, 1988), 28 NY PSC 457
     (1988) (the "Jamesport Order").

CASE 98-M-0074


generally reasonable, and is approved, except for the transfers of the Mineola and Jamesport Properties which shall be transferred as noted above, but such allocations shall not be binding for future ratemaking purposes.

Valuation of Assets

         A key issue presented by the Petition is the disposition of potential gains associated with assets that may be transferred to entities that will no longer be subject to rate regulation by the Commission. As noted above, LILCO proposes to transfer "[t]he vast majority, if not all" of the transferred assets at their net book value, but states that "[o]ther [t]ransferred [a]ssets, if any, shall be identified and valued according to Commission practice."

         The Commission's policy regarding the allocation of gains or losses between ratepayers and shareholders is that ratepayers are generally responsible for losses and entitled to some benefit of gains associated with sales or transfers of utility property. This policy was most recently applied by the Commission in the Spring Valley case./6/ In that case the Commission directed that the utility's rate base be reduced to reflect the entire capital gain that should have been realized upon the transfer of vacant land. The Commission's decision was upheld by the Appellate Division of the New York Supreme Court/7/ (Court held that PSC action did not constitute a taking).

         Applying the Commission's established policy to this case, we shall require that the gain associated with the transfer of assets of significant value that are no longer to be used for ratepayer benefit be captured for the benefit of ratepayers. Most of the assets that are being transferred to GasCo and

--------
6 Case 88-W-049, Spring Valley Water Company, Inc. Opinion 90-28, Opinion and Order Adopting Recommended Decision (issued October 3, 1990.

7 Spring Valley Water Co. v. Public Service Com., 176 A.D.2d 95, 580 N.Y.S.2d 107 (3d Dep't 1992), appeal dismissed, 80 N.Y.2d 825, 587 N.Y.S.2d 907, 600
     N.E.2d 634 (1992), leave to appeal denied, 80 N.Y.2d 758, 589 N.Y.S.2d 308,
     602 N.E.2d 1124 (1992).

CASE 98-M-0074


Corporate ServeCo (i.e., gas plant and most common assets) will be needed to carry out LILCO's continuing statutory obligation to provide gas service. In addition, synergies (associated with the realignment of most common assets due to the merger of LILCO and The Brooklyn Union Gas Company) and royalties have already been captured for ratepayer's benefit in the merger proceeding (Case 97-M-0567). Similarly, most of the assets that are being transferred to GenCo and T&D ManageCo (i.e., electric generation plant and materials, supplies and tools) will be needed to fulfill contractual obligations running to the benefit of future LIPA customers./8/

         We have identified several parcels of land that likely have a current fair market value greater than net book value. Gain shall be realized as if these assets were being transferred at market value and subject to the condition that electric ratepayers share in 90% of the net gains on the transfer by way of a credit to the electric fuel adjustment clause (FAC) and gas adjustment clause
(GAC) mechanisms, as appropriate. A chart is attached identifying the relevant properties, their market values, and the calculation of net gain and ratepayer share (Attachment 1). The market value of such properties was estimated by staff after consideration of property maps and surveys, zoning information, and government data regarding assessed values, equalization rates, and actual sales. A share of net gain in the amount of $11,896,781 shall be flowed through the FAC to electric ratepayers, and a share of net gain in the amount of $194,255 shall be flowed through the GAC to gas ratepayers.

                                ISSUANCE OF DEBT

         In deciding whether it is in the public interest to authorize the issuance of long-term notes or other evidence of indebtedness, Section 69 of the PSL requires the Commission to

--------
8 Because the generating facilities are subject to a long-term cost-based contract, the assets are effectively dedicated to ratepayers at net book value.

CASE 98-M-0074


consider (a) the amount; (b) the purposes to which the issue or proceeds thereof are to be applied; (c) whether the debt is reasonably required for the purposes specified; and (d) that such purposes are not reasonably chargeable to operating expenses or to income. In addition, due to the unique circumstances of the proposed restructuring of LILCO and the pending LIPA Transaction, the Commission should also consider the reasonableness of the allocation of the proposed debt among HoldCo and its various subsidiaries.

         Currently LILCO has approximately $4.4 billion in long-term debt obligations. These include $1.2 billion in eight different series of General and Refunding Bonds, four series of Pollution Control Notes amounting to $215 million, eight different series of Electric Facility Revenue Bonds totaling $725 million, two Industrial Development Notes for $2 million, and $2.3 billion in Debentures comprised of ten different issues.

         Among the transfers of liabilities to facilitate the LIPA Transaction, it is proposed that two series of debentures amounting to $667 million will be transferred out of the LILCO corporate entity and become the obligation of HoldCo through an exchange of HoldCo debentures for LILCO debentures. These include $397 million of 7.3% debentures due in 1999, and $270 million of 8.2% debentures due in 2023. For the bondholders of these issues that did not agree to exchange their liability to HoldCo, a promissory note will be issued by HoldCo and the transferee subsidiaries to the LILCO corporate entity (such entity to be merged with a subsidiary of LIPA) with terms and conditions corresponding to the existing debt issue.

         It is also proposed that either approximately $300 million of electric facilities bonds be transferred out of the LILCO corporate entity to become the primary obligation of GenCo, or GenCo will issue a promissory note of approximately $300 million to the LILCO corporate entity (such entity to be merged with a subsidiary of LIPA) with terms and conditions similar to the existing debt issue.

         Finally, it is proposed that promissory notes be issued

CASE 98-M-0074


by either HoldCo and the transferee subsidiaries or the LILCO corporate entity (such entity to be merged with a subsidiary of LIPA) to cover any variance in the LILCO corporate entity's net worth at the time of closing from the net worth estimated by the parties prior to the closing. If the LILCO corporate entity's net worth is less than the estimate, HoldCo and the transferee subsidiaries would issue a promissory note for the difference to the LILCO corporate entity. If the LILCO corporate entity's net worth exceeds the estimate, the LILCO corporate entity would issue a promissory note for the difference to HoldCo.

         The promissory notes will provide no new incremental cash flow for the LILCO corporate entity, HoldCo or the transferee subsidiaries. The promissory notes will have rates, terms, maturities, and call provisions to correspond to each portion of the underlying debt associated with the assets transferred to HoldCo and the transferee subsidiaries, with only minor adjustment to require payment by HoldCo 30 days prior to the corresponding payment dates on the underlying debt.

         Currently LILCO's debt obligations are paid directly to the holders of the debt. Once the reorganization and the LIPA Transaction are implemented, the structure of assets and liabilities will be different from the current structure. The purpose of the proposed promissory notes (with the exception of the promissory note to balance the final purchase price to actual net worth) is simply to provide a financing mechanism to service bond requirements that already exist while allowing the debt to be allocated among different corporate entities. The use of promissory notes in the manner proposed is a reasonable tool to facilitate closure of the restructuring and the LIPA Transaction.

         The existing LILCO debt that underlies the proposed promissory notes has been approved by the Commission in a series of cases that determined that the debt was not chargeable to operating expenses or to income. The $1.3 billion in General and Refunding bonds were approved in a series of nine financing cases from 1991 to 1994. The $214 million in Pollution Control Notes were approved by the Commission in four cases from 1976 to 1985,

CASE 98-M-0074


while the $2 million in Industrial Development Notes were approved by the Commission in 1976. The $1.6 billion in debentures were approved by the Commission in 9 separate financing cases from 1992 to 1994. The justification shown in those cases remains applicable to restructuring of the debt proposed in this case, and need not be re-examined by the Commission. The new promissory note issue necessary to balance the difference between the net worth estimate and the actual net worth as of the date of the closing is not chargeable to operating expenses or income because it is not in the nature of an operating expense or an income transaction.

         After the proposed transfer of assets and liabilities, the LILCO corporate entity will retain approximately $3.4 billion (approximately 77.3%) of LILCO's current debt. This includes the entire $1.2 billion of General and Refunding Bonds, $167 million in Pollution Control Notes, $1.6 Billion in Debentures, and $475 million in Electric Facility Revenue Bonds. It will also retain approximately 77 percent of LILCO's currently existing assets. This parity between liabilities and assets indicates a reasonable allocation that should be extended to HoldCo and the transferee subsidiaries to prevent any unintended shifting of costs, particularly any shifting of costs that would adversely affect customers. For example, if GasCo is allocated 10% of LILCO's liabilities, GasCo should be allocated at least 10% of LILCO's assets. The terms of the LIPA Transaction require that all of the promissory notes be issued jointly in the name of HoldCo and each of the transferee subsidiaries. The consequence of issuance in such a manner is that HoldCo, GasCo, GenCo, Corporate ServeCo, Utility ServeCo 1 and 2, T&D ManageCo and Energy ManageCo will each be jointly and severally liable for the promissory note obligations. However, it is intended that the primary obligation to pay the promissory notes, or portions thereof, will be allocated among HoldCo and the transferee subsidiaries in a manner such that each corporation's allocation will match the underlying debt associated with the assets they have received. Therefore, we shall require that as a condition of this approval

CASE 98-M-0074


that the allocation of the primary obligation to pay the promissory notes, or portions thereof, match the underlying debt associated with the assets received. Any new debt that will be created because of a difference between actual and estimated net worth shall be allocated to HoldCo only to ensure that the new debt, which is unrelated to the provision of gas or electric service, is not chargeable, directly or indirectly, to ratepayers, or to LIPA. HoldCo may reallocate this new debt to its subsidiaries, including GasCo, to the extent each reallocation is associated with the transfer of assets and/or the infusion of capital from from HoldCo to such subsidiary or subsidiaries. If for any reason one of the corporate entities defaults on its primary obligation to pay the promissory notes, and the creditor is forced to look to one or more of the other corporate entities that are jointly and severally liable for payment, for ratemaking purposes the Commission shall treat the payment as not being chargeable to customers.

         To ensure compliance with the terms of the Commission's approval, the promissory notes should not be issued until LILCO files a draft of the notes and any related agreements with the Commission for review. Upon review, if the documents are acceptable, a non-abrogation letter shall be issued by the Director of the Office of Accounting and Finance, or his designee, finding the notes in compliance. The non-abrogation process should occur before the promissory notes are actually issued, when substantial drafts of the documents are completed. Since the use of the promissory notes is dependent on the outcome of restructuring of LILCO and the closing of the LIPA Transaction, HoldCo should provide a further compliance filing after the closing showing the form, the rate and the amount of the notes outstanding, and the purposes for which they were issued, as well as proof that the allocation of the primary obligation to pay the promissory notes, or portions thereof, matches the underlying debt associated with the assets received, or was otherwise allocated to HoldCo as required herein.

CASE 98-M-0074


                                   CONCLUSION

         The petition is approved subject to certain modifications. The proposed transfer of assets and liabilities out of the LILCO corporate entity is necessary to facilitate the LIPA transaction, and shall be approved. The allocation of those assets and liabilities among the new corporate entities of GasCo, GenCo, Corporate ServeCo and T&D ManageCo appears generally reasonable, and shall be approved with two exceptions (the Mineola and Jamesport Properties), but such allocations shall not be binding for future ratemaking purposes. In addition, gain on transferred assets of significant value no longer to be used for ratepayer benefit should be realized as if the assets were being transferred at market value as estimated by staff and 90% of the net gain realized on such assets should be shared with customers. Customers shall be credited with their share of the gain through either the FAC or GAC mechanisms, as appropriate. The proposed issuance of promissory notes is necessary to facilitate the LIPA transaction, and should be approved, subject to the condition that the primary obligation for promissory notes issued to balance the estimated and actual net worth of the LILCO corporate entity shall not be chargeable, directly or indirectly, to customers.

The Commission Orders:

         1. The proposed transfer of assets and liabilities out of the Long Island Lighting Company (LILCO) corporate entity and the allocation of those assets and liabilities among HoldCo and the transferee subsidiaries is approved, with the exceptions that the Mineola Property and the Jamesport Property shall be transferred to GasCo pending future disposition.

         2. The Petition is modified to require that the gain on transferred assets that are no longer to be used for ratepayer benefit be realized as if such assets were being transferred at market value as estimated by staff and subject to the condition that ratepayers share in 90% of the net gains prior to the transfer date by way of a credit to the electric fuel adjustment clause
(FAC) mechanism of $11,896,781 and a credit to the gas

CASE 98-M-0074


adjustment clause (GAC) mechanism of $194,255.

         3. LILCO's proposal to create GasCo, GenCo, and the other transferee subsidiaries and to separate and transfer the various businesses, as proposed, is approved, conditioned upon the successful consummation of the LIPA Transaction.

         4. The use of promissory notes in the manner proposed is approved subject to condition that the allocation of the primary obligation to pay the promissory notes, or portions thereof, match the underlying debt associated with the assets received. Any new debt that will be created because of a difference between actual and estimated net worth shall be allocated to HoldCo only to ensure that the new debt, which is unrelated to the provision of gas or electric service, is not chargeable, directly or indirectly, to ratepayers, or to LIPA. HoldCo may reallocate this new debt to its subsidiaries, including GasCo, to the extent each reallocation is associated with the transfer of assets and/or the infusion of capital from from HoldCo to such subsidiary or subsidiaries. If for any reason one of the corporate entities defaults on its primary obligation to pay the promissory notes, and the creditor is forced to look to one or more of the other corporate entities that are jointly and severally liable for payment, for ratemaking purposes the Commission shall treat the payment as not being chargeable to customers.

         5. The promissory notes shall not be issued until LILCO files a draft of the notes and any related agreements with the Commission for review.

         6. LILCO shall provide a further compliance filing after the closing showing the form, the rate and the amount of the notes outstanding, and the purposes for which they were issued, as well as proof that the allocation of the primary obligation to pay the promissory notes, or portions thereof, matches the underlying debt associated with the assets received, or was otherwise allocated to HoldCo as required herein.

         7. All asset transfers shall be accomplished in a manner that does not at any time jeopardize the ability to provide safe,

CASE 98-M-0074


adequate, and reliable service to customers.

         8. One week prior to the closing of the asset transfers, GasCo officials shall meet with staff to introduce personnel responsible for the safe and reliable operation of the gas distribution system and to outline operational and emergency procedures; and within 60 days of the closing of the asset transfers GasCo shall demonstrate in writing to the Director of the Gas and Water Division that it has ownership or contractual control of personnel and physical assets sufficient to operate the gas system in a safe and reliable manner, and to respond to and remedy emergencies.

         9. One week prior to the closing of the asset transfers, T&D ManageCo officials shall meet with staff and LIPA to introduce personnel responsible for the safe and reliable operation of the electric distribution system and to outline operational and emergency procedures; and within 60 days of the closing of the asset transfers T&D ManageCo shall demonstrate in writing to the Director of the Electric Division that it has ownership or contractual control of personnel and physical assets sufficient to operate the electric system in a safe and reliable manner, and to respond to and remedy emergencies.

         10. LILCO is directed to submit a written statement of unconditional acceptance of all of the terms and conditions of this order, signed and acknowledged by a duly authorized officer by May 6, 1998. If such acceptance of this order is not so filed, the adoption of the terms of the order may be revoked. The statement shall be filed with the Secretary to the Commission.

         11. This proceeding is continued.
                                                         By the Commission,



                  (SIGNED)                               JOHN C. CRARY
                                                           Secretary

ATTACHMENT 1

                          LONG ISLAND LIGHTING COMPANY
                                 CASE 98-M-0074
         CALCULATION OF NET GAIN ON SIGNIFICANT ASSETS TO BE TRANSFERRED

                                                    VACANT               MARKET         BOOK         GROSS        INCOME
SITE NAME           PARCEL #  MUNICIPALITY          ACRES                 VALUE        VALUE          GAIN         TAXES
---------           --------  ------------          -----                 -----        -----          ----         -----

Brookhaven          397       Town of               599             $15,146,000   $3,580,476   $11,565,524    $4,047,933
                              Brookhaven
East Hampton        384       Town of               13.1               $270,000      $38,926      $231,074       $80,876
                              East Hampton
Northport           350       Town of               15                      *$0           $0            $0            $0
                              Huntington
Southampton         383       Town of               7                  $100,000      $28,842       $71,158       $24,905
                              Southampton
E.F. Barret         246       Town of               16                 $200,000     $178,305       $21,695        $7,593
                              Hempstead
Far Rockaway        307       City of               6                  $240,000     $155,085       $84,915       $29,720
                              New York - Queens
Newbridge           74        Town of               31               $7,500,000      $35,781    $7,464,219    $2,612,477
                              Huntington
Bridgehampton       385       Town of               10                 $275,000     $134,146      $140,854       $49,299
                              Southampton
Riverhead           449       Town of               5                  $525,000     $525,000            $0            $0
                              Riverhead
Yaphank             462       Town of               37.7             $1,800,000     $711,000    $1,089,000      $381,150
                              Brookhaven

--------------------------------------------------------------------------------------------------------------------------
TOTALS                                                              $26,056,000   $5,387,561   $20,668,439    $7,233,954





                                                           NET      COMPANY      ELECTRIC           GAS
SITE NAME           PARCEL #  MUNICIPALITY                GAIN        SHARE    RATEPAYERS    RATEPAYERS
---------           --------  ------------                ----        -----    ----------    ----------

Brookhaven          397       Town of               $7,517,591     $751,759    $6,765,832            $0
                              Brookhaven
East Hampton        384       Town of                 $150,198      $15,020      $135,178            $0
                              East Hampton
Northport           350       Town of                       $0           $0            $0            $0
                              Huntington
Southampton         383       Town of                  $46,253       $4,625       $41,627            $0
                              Southampton
E.F. Barret         246       Town of                  $14,102       $1,410       $12,692            $0
                              Hempstead
Far Rockaway        307       City of                  $55,195       $5,519       $49,675            $0
                              New York - Queens
Newbridge           74        Town of               $4,851,742     $485,174    $4,366,568            $0
                              Huntington
Bridgehampton       385       Town of                  $91,555       $9,156       $60,152       $22,248
                              Southampton
Riverhead           449       Town of                       $0           $0            $0            $0
                              Riverhead
Yaphank             462       Town of                 $707,850      $70,785      $465,057      $172,008
                              Brookhaven

-------------------------------------------------  -----------------------------------------------------
TOTALS                                             $13,434,485   $1,343,449   $11,896,781      $194,255


         *Assumes Northport property will be used for municipal recreation purposes and will not be sold.

                                                                         D-6.3


                        NUCLEAR REGULATORY COMMISSION

                             [Docket No. 50-410]

In the Matter of Long Island Lighting Company; (Nine Mile Point Nuclear Station Unit No. 2); Order Approving Application Regarding Acquisition of Long Island
               Lighting Company by Long Island Power Authority

                           Monday, January 12, 1998

 I

 Long Island Lighting Company (LILCO) is licensed by the U.S. Nuclear Regulatory Commission (NRC or Commission) to own and possess an 18-percent interest in Nine Mile Point Nuclear Station, Unit 2 (NMP2), under Facility Operating License No. NPF-69, issued by the Commission on July 2, 1987. In addition to LILCO, the other owners who may possess, but not operate, NMP2 are New York State Electric & Gas Corporation with an 18-percent interest, Rochester Gas and Electric Corporation with a 14-percent interest, and Central Hudson Gas & Electric Corporation with a 9-percent interest. Niagara Mohawk Power Company (NMPC) owns a 41-percent interest in NMP2, is authorized to act as agent for the other owners, and has exclusive responsibility and control over the operation and maintenance of NMP2. NMP2 is located in the town of Scriba, Oswego County, New York.

 The Long Island Power Authority (LIPA) is a corporate municipal instrumentality of New York State, created by State legislation in 1986 with authority to acquire all or any part of LILCO's securities or assets.

II

 Under cover of a letter dated September 8, 1997, from its counsel, LILCO submitted an application for consent by the Commission, pursuant to 10 CFR 50.80, regarding two proposed restructuring actions, each of which would result in the indirect transfer of the operating license for NMP2 to the extent held by LILCO. LILCO revised the application on October 8, 1997, such that the pending request for consent now involves only a proposed acquisition of LILCO by LIPA. LILCO modified and supplemented the application on November 7, 1997, to indicate that subsequent to the proposed acquisition by LIPA, LILCO would provide notification to the NRC regarding any future transfer of significant LILCO assets.

 According to the application, LIPA proposes to acquire LILCO by purchasing its stock through a cash merger, at a time when LILCO consists of its electric transmission and distribution system, its retail electric business, substantially all of its current electric regulatory assets, and its 18-percent share in NMP2. LILCO thereby would become a subsidiary of LIPA. After this restructuring, LILCO would continue to exist as an "electric utility" as defined in 10 CFR 50.2, providing the same electric utility services it did immediately preceding the restructuring. LILCO would continue to be a licensee of NMP2, and no direct transfer of the operating license or interests in the station would result from the proposed restructuring. The transaction would not involve any change to either the management organization or technical personnel of NMPC, which has exclusive responsibility under the operating license for operating and maintaining NMP2, and which is not involved in the proposed restructuring.

 Notice of this application for approval was published in the Federal Register on November 7, 1997 (62 FR 60286), and an Environmental Assessment and Finding of No Significant Impact was published in the Federal Register on December 18, 1997 (62 FR 66400).

 Under 10 CFR 50.80, no license shall be transferred, directly or indirectly, through transfer of control of the license, unless the Commission shall give its consent in writing. Upon review of the information submitted in the application of September 8, as modified and supplemented by submittals dated October 8 and November 7, 1997, the NRC staff has determined that the acquisition and
restructuring   of  LILCO  as  a   subsidiary   of  LIPA  will  not  affect  the
qualifications of LILCO as a holder of the license, and that the transfer of control of the license for NMP2, to the extent effected by the acquisition and restructuring, is otherwise consistent with applicable provisions of law, regulations, and orders issued by the Commission, subject to the conditions set forth herein. These findings are supported by a safety evaluation dated December 29, 1997.

III

 Accordingly, pursuant to Sections 161b, 161i, 161o, and 184 of the Atomic Energy Act of 1954, as amended, 42 U.S.C. ss.ss.2201(b), 2201(i), 2201(o), and
2234, and 10 CFR 50.80, it is hereby ordered that the Commission approves the application regarding the proposed acquisition of LILCO by LIPA, subject to the following: (1) LILCO shall provide the Director of the Office of Nuclear Reactor Regulation a copy of any application, at the time it is filed, to transfer (excluding grants of security interests or liens) from LILCO to LIPA, or to any other affiliated company, facilities for the production, transmission, or distribution of electric energy having a depreciated book value exceeding 10 percent (10%) of LILCO's consolidated net utility plant, as recorded on LILCO's books of account, and (2) should the acquisition and restructuring of LILCO by LIPA not be completed by December 31, 1998, this Order shall become null and void, provided, however, on application and for good cause shown, such date may be extended.

IV

 By February 5, 1998, any person adversely affected by this Order may file a request for a hearing with respect to issuance of the Order. Any person requesting a hearing shall set forth with particularity how that interest is adversely affected by this Order and shall address the criteria set forth in 10 CFR 2.714(d).

 If a hearing is to be held, the Commission will issue an Order designating the time and place of the hearing.

 The issue to be considered at any such hearing shall be whether this Order should be sustained.

Any request for a hearing must be filed with the Secretary of the Commission, U.S. Nuclear Regulatory Commission, Washington, DC 20555-0001, Attention:
Rulemakings and Adjudications Staff, or may be delivered to 11555 Rockville Pike, Rockville, Maryland, between 7:45 a.m. and

4:15 p.m. Federal workdays, by the above date. Copies should be also sent to the Office of the General Counsel, and to the Director, Office of Nuclear Reactor Regulation, U.S. Nuclear Regulatory Commission, Washington, DC 20555, and to John D. Leonard, Jr., Vice President Special Projects, Long Island Lighting Company, 1800 Old Walt Whitman Road, Melville, New York 11747.

 For further details with respect to this Order, see the application for approval dated September 8, 1997, as modified and supplemented by letters dated October 8 and November 7, 1997, which are available for public inspection at the Commission's Public Document Room, the Gelman Building, 2120 L Street, NW., Washington, DC, and at the local public document room located at the Reference and Documents Department, Penfield Library, State University of New York, Oswego, New York 13126.

 Dated at Rockville, Maryland, this 29th day of December 1997.

For the Nuclear Regulatory Commission.

Samuel J. Collins,
Director, Office of Nuclear Reactor Regulation.

                                                                         D-6.4

                        NUCLEAR REGULATORY COMMISSION

                             [Docket No. 50-410]

    Long Island Lighting Company Nine Mile Point Nuclear Station, Unit 2;
        Environmental Assessment And Finding Of No Significant Impact

                         Thursday, December 18, 1997

     The U.S. Nuclear Regulatory Commission (the Commission) is considering the issuance of an Order approving, under 10 CFR 50.80, an application regarding a proposed indirect transfer of control of ownership and possessory rights held by Long Island Lighting Company (LILCO) under the operating license for Nine Mile Point Nuclear Station, Unit No. 2 (NMP2). The indirect transfer would be to the Long Island Power Authority (LIPA), a corporate municipal instrumentality of New York State. LILCO is licensed by the Commission to own and possess an 18 percent interest in NMP2, located in the town of Scriba, Oswego County, New York.

Environmental Assessment

Identification of the Proposed Action

 The proposed action would consent to the indirect transfer of control of the license to the extent affected by LILCO becoming a subsidiary of LIPA. This restructuring of LILCO as a subsidiary of LIPA would result from LIPA's proposed purchase of LILCO stock through a cash merger at a time when LILCO consists of its electric transmission and distribution system, its retail electric business, substantially all of its electric regulatory assets, and its 18 percent share of NMP2. LILCO would continue to exist as an "electric utility" as defined in 10 CFR 50.2 providing the same electric utility services it did immediately prior to the restructuring. No direct transfer of the operating license or interests in the station would result from the proposed restructuring. The transaction would not involve any change to either the management organization or technical personnel of Niagara Mohawk Power Corporation (NMPC), which is responsible for operating and maintaining NMP2 and is not involved in the LIPA acquisition of LILCO. The proposed action is in accordance with LILCO's application dated September 8, 1997, as modified and supplemented October 8, 1997, and November 7, 1997.

The Need for the Proposed Action

 The proposed action is required to enable LIPA to acquire LILCO as described above.

Environmental Impacts of the Proposed Action

 The Commission has completed its evaluation of the proposed corporate restructuring and concludes that there will be no physical or operational changes to NMP2. The corporate restructuring will not affect the qualifications or organizational affiliation of the personnel who operate and maintain the facility, as NMPC will continue to be responsible for the maintenance and operation of NMP2 and is not involved in the acquisition of LILCO by LIPA.

 The change will not increase the probability or consequences of accidents, no changes are being made in the types of any effluents that may be released offsite, and there is no significant increase in the allowable individual or cumulative occupational radiation exposure. Accordingly, the Commission concludes that there are no significant radiological environmental impacts associated with the proposed action.

 With regard to potential nonradiological impacts, the restructuring would not affect nonradiological plant effluents and would have no other environmental impact. Accordingly, the Commission concludes that there are no significant nonradiological environmental impacts associated with the proposed action.

Alternatives to the Proposed Action

 Since the Commission has concluded there are no significant environmental effects that would result from the proposed action, any alternatives with equal or greater environmental impact need not be evaluated.

 As an alternative to the proposed action, the staff considered denial of the proposed action. Denial of the application would result in no change in current environmental impacts. The environmental impacts of the proposed action and the alternative action are similar.

Alternative Use of Resources

 This action does not involve the use of any resources not previously considered in the Final Environmental Statements Related to the Operation of Nine Mile Point Nuclear Station, Unit No.
2, (NUREG-1085) dated May 1985.

Agencies and Persons Contacted

 In accordance with its stated policy, on December 10, 1997, the staff consulted with the New York State official, Mr. Jack Spath, regarding the environmental impact of the proposed action. The State official had no comments.

Finding of No Significant Impact

 Based upon the environmental assessment, the Commission concludes that the proposed action will not have a significant effect on the quality of the human environment. Accordingly, the Commission has determined not to prepare an environmental impact statement for the proposed action.

 For further details with respect to the proposed action, see LILCO's application dated September 8, as modified and supplemented by letters dated October 8 and November 7, 1997, which are available for public inspection at the Commission's Public Document Room, the Gelman Building, 2120 L Street, NW., Washington, DC, and at the local public document room located at the Reference and Documents Department, Penfield Library, State University of New York, Oswego, New York 13126.

 Dated at Rockville, Maryland, this 9th day of December 1997.

 For the Nuclear Regulatory Commission.

Darl S. Hood,

Senior Project Manager, Project Directorate I-1, Division of Reactor Projects-- I/II, Office of Nuclear Reactor Regulation.

                                                                   Exhibit D-7.1



PUBLIC SERVICE COMMISSION
STATE OF NEW YORK
-------------------------------------------------------------x
Petition of Long Island Lighting Company                     :
Under Sections 69 and 70 of the Public Service               :
Law for Approval of Transfers of Assets and                  :
Assumption of Liabilities and Debt to Affiliate              :
or Affiliates                                                :
-------------------------------------------------------------x









                   PETITION OF LONG ISLAND LIGHTING COMPANY






                                          Leonard P. Novello
                                          Senior Vice President and
                                          General Counsel
                                          Long Island Lighting Company
                                          175 East Old Country Road
                                          Hicksville, New York 11801

                                    By    Richard A. Visconti
                                          Assistant General Counsel
                                          (516) 545-5586


Hicksville, New York
January 19, 1998

PUBLIC SERVICE COMMISSION
STATE OF NEW YORK
-------------------------------------------------------------x
Petition of Long Island Lighting Company                     :
Under Sections 69 and 70 of the Public Service               :     Case No.
Law for Approval of Transfers of Assets and                  :     PETITION
Assumption of Liabilities and Debt to Affiliate              :
or Affiliates                                                :
-------------------------------------------------------------x

TO THE PUBLIC SERVICE COMMISSION
OF THE STATE OF NEW YORK:

1. Correspondence regarding this Petition should be addressed to the following:

      Joseph E. Fontana                   Richard A. Visconti
      Vice President-Controller           Assistant General Counsel
      Long Island Lighting Company        Long Island Lighting Company
      175 East Old Country Road           175 East Old Country Road
      Hicksville, New York 11801          Hicksville, New York 11801
      (516) 545-4746                      (516) 545-5586

2. Long Island Lighting Company ("LILCO") is an electric and gas corporation, incorporated in 1910 under the Transportation Corporations Law of the State of New York and has its principal place of business at 175 East Old Country Road, Hicksville, New York 11801.

3. A certified copy of LILCO's Certificate of Incorporation and each amendment or restatement of such Certificate has been heretofore duly filed with the Commission.

4. Attached hereto as Appendix "A" and made a part hereof is LILCO's Statement of Financial Condition for the period ending September 30, 1997.

5. LILCO holds franchises to lay conductors for gas and electricity in the streets, highways and public places of, and furnishes electric and gas service to consumers in, the Counties of Nassau and Suffolk and on the Rockaway Peninsula in the Borough of Queens of the City of New York.

6. In accordance with the terms and conditions of the "Agreement and Plan of Merger by and among BL Holding Corp., Long Island Lighting Company, Long Island Power Authority and LIPA Acquisition Corp." dated as of June 26, 1997 (the "LIPA Agreement"), a subsidiary ("LIPA Sub") of the Long Island Power Authority ("LIPA") shall be merged with and into LILCO ("LIPA Transaction"), such merger enabling LIPA to acquire control over certain assets currently owned by LILCO, e.g., LILCO's electric transmission and distribution system, its 18% ownership interest in the Nine Mile Point 2 Nuclear Plant and its regulatory assets associated with its electric operations (defined in the LIPA Agreement as "Retained Assets"). In order to effect this transfer of assets to LIPA's control in a tax efficient manner: (a) LIPA will form LIPA Sub, (b) LILCO will form a holding company ("HoldCo"), (c) HoldCo will form certain subsidiaries (which may be limited liability companies), (d) LILCO will transfer those assets that LIPA does not intend on acquiring, i.e., the assets currently employed by LILCO to conduct its gas distribution business, its non- nuclear electric generating facilities and its common plant used to provide operational and management services in the conduct of LILCO's current gas distribution and electric generation and distribution businesses (the "Transferred Assets") to certain HoldCo subsidiaries ("Transferee Subsidiaries"). Then, LILCO, with the Retained Assets, can merge with LIPA Sub to complete the LIPA Transaction. As described more fully below, should the business combination between The Brooklyn Union Gas Company ("Brooklyn Union") and LILCO be consummated, HoldCo will be the entity that also will own the stock of KeySpan Energy Corporation ("KeySpan"), the parent company of Brooklyn Union. (The LIPA Transaction is not contingent on the business combination of Brooklyn Union and LILCO, and the business combination of

      Brooklyn Union and LILCO is not contingent on the LIPA Transaction. Each can occur independent of the other. As contemplated in the agreement between Brooklyn Union and LILCO, Brooklyn Union has expressly consented to the execution by LILCO of the agreement with LIPA as described herein.)

7. This sequence of events is necessary in order to ensure that LIPA's acquisition of the Retained Assets is accomplished via a stock transaction in order to avoid a tax on the assets which LIPA acquires in the LIPA Transaction. The incurring of such tax liability would negate certain rate savings sought by LIPA. Accordingly, this sequence of events is necessary for the LIPA Transaction to be of maximum benefit to consumers on Long Island.

8. In addition to the Transferred Assets, the Transferee Subsidiaries also will be assuming certain liabilities of LILCO that are associated with the conduct of LILCO's gas distribution and non-nuclear generation businesses and common plant assets, including certain current liabilities ("Assumed Liabilities"). Moreover, under the LIPA Agreement, LILCO will retain $3.576 billion in LILCO debt, subject to adjustment if LILCO's net worth on the closing date varies from its net worth used to calculate the purchase price as reflected in the LIPA Agreement ("Retained Debt Amount"). Pursuant to the LIPA Agreement, HoldCo and the Transferee Subsidiaries will issue promissory notes ("Notes") to LILCO in an amount equal to LILCO's actual debt at closing minus the Retained Debt Amount. The Notes will have such rates and maturities as shall correspond to each portion of debt underlying the indebtedness of LILCO on the closing date of the LIPA Transaction.

9. Therefore, the effect of the LIPA Transaction is that, through a stock acquisition following the transfer of the Transferred Assets to, and the assumption of the Assumed Liabilities and issuance of the Notes by, the Transferee Subsidiaries, LIPA will acquire a portion of LILCO's assets and assume a portion of LILCO's long term debt and other liabilities.

10. Under the LIPA Act (Pub. Authorities L. ss.ss. 1020 ET SEQ., (McKinney 1994, Supp. 1997)), LIPA has the power to acquire, by purchase or condemnation, all or any part of the securities or assets of LILCO after a determination by LIPA that the rates projected to be charged after such acquisition will not be higher than the rates charged by LILCO if the acquisition had not occurred. Pub. Authorities L. ss. 1020-h(2). LIPA previously publicly announced its intention to consider exercising its condemnation power to acquire the securities or assets of LILCO if a negotiated transaction were not achieved.

11. Pursuant to Section 70 of the Public Service Law, "no consent, permission or approval otherwise required under this section shall be necessary for the sale of the franchise, works, system, stocks or bonds by a gas or electric corporation to a duly constituted authority of the state." Pub. Service L. ss. 70 (McKinney 1989, Supp. 1997).

12. Pursuant to the Legislature's delegation of authority to reduce electric rates on Long Island, LIPA has determined to acquire, through a stock transaction, certain assets of LILCO, as described herein, in accordance with the terms and conditions of the LIPA Agreement rather than by exercise of its power to condemn. Furthermore, the LIPA Agreement specifically provides that the Transferred Assets will be transferred to the Transferee Subsidiaries. Accordingly, petitioner respectfully submits that the LIPA Transaction in the aggregate which includes the necessary transfer of the Transferred Assets to, and the assumption of the Assumed Liabilities and issuance of the Notes by, the Transferee Subsidiaries in order to avoid the incurrence of an amount of tax that would make the transaction less economic, is exempt from the need for Commission approval under Section 70 of the Public Service Law. Nevertheless, in order to avoid any claim that such approval should have been obtained, and the pursuit of any such claim in a manner that might delay or otherwise interfere with the timely consummation of the LIPA Transaction, LILCO is requesting that the Commission grant approval of the transfer of the Transferred Assets to the Transferee Subsidiaries and the assumption of the Assume Liabilities and the issuance of the Notes by such Transferee subsidiaries as may be subject to the Commission's jurisdiction under the Public Service Law.

13. As described above, the Transferee Subsidiaries will be owned by HoldCo. Should the LILCO-Brooklyn Union business combination be consummated, HoldCo will be the entity that will be formed to hold the stock of KeySpan pursuant to the terms of the Amended and Restated Agreement and Plan of Exchange and Merger dated as of June 26, 1997 between LILCO and Brooklyn Union ("LILCO/Brooklyn Union Agreement"), approval of which is pending before the Commission in Case 97-M-0567. If the LIPA Transaction is not consummated, pursuant to the LILCO/Brooklyn Union Agreement, HoldCo also will own the stock of LILCO. Accordingly, the Transferred Assets will be owned by the same ultimate parent company (HoldCo) whether or not the LIPA Transaction is consummated, and the transfer of such assets as part of the LIPA Transaction raises no public interest concerns beyond the transfer of stock of LILCO and Brooklyn Union being considered in Case 97-M-0567.

14. Moreover, the Legislature's delegation of authority to LIPA (found in the LIPA Act) is a determination that the terms and conditions negotiated by LIPA in the transaction by which it acquires all or part of the securities or assets of LILCO is in the public interest, when the conditions set forth in the statute are satisfied. Therefore, Petitioner respectfully submits that the transfer of the Transferred Assets to, and the assumption of the Assumed Liabilities and issuance of the Notes by, the Transferee Subsidiaries, which is designed to minimize the tax implications of the transaction, and is a highly significant component of the LIPA Transaction, satisfies any public interest standard that the Commission may be required to apply in making its determination on this Petition. However, in requesting that the Commission make such determination, the Petitioner does not seek a Commission ruling on any aspect of the LIPA Transaction itself.

15. The Transferred Assets will be those assets described in Schedules A and B of the LIPA Agreement, which schedules are attached hereto as Appendix "B." Schedule A provides a general description of the type of assets to be transferred, and Schedule B provides the "Principles and Procedures for Finalizing the Transferred Asset Schedule." The vast majority, if not all, of the Transferred Assets will be transferred to HoldCo subsidiaries that are Successor Companies, ServeCos, or LILCO, as each of those three terms are defined in the Settlement Agreement submitted in Case 97-M-0567, and will be transferred at their net book value. Other Transferred Assets, if any, shall be identified and valued according to Commission practice.

16. The Assumed Liabilities will consist of (i) the Notes that are to be issued by the Transferee Subsidiaries and (ii) those liabilities described in the "Liabilities Undertaking and Indemnification Agreement," which is attached hereto as Appendix "C."

17. As described above, the Notes will be issued by the Transferee Subsidiaries to LIPA in order to reimburse LIPA for the difference in the net worth of LILCO from the net worth used to calculate the purchase price of LILCO to which LIPA and LILCO agreed. Essentially, through the issuance of the Notes, the Transferee Subsidiaries are merely changing the form (but not the substance) of the debt to which they already are obligated and the incurrence of which the Commission has previously approved. For this reason and because the issuance of these Notes is incidental to the asset transfer that LILCO submits is exempt from Commission review, it is LILCO's position that Commission approval under Section 69 of the Public Service Law is not required. Nevertheless, for the reasons described above, LILCO hereby requests such approval.

18. LILCO proposes that the Commission approve the type of asset transfers, liability assumptions and debt issuances described in Appendices "B" and "C" subject to LILCO submitting to the Commission further descriptions of the assets, liabilities and notes to be transferred to and assumed and issued by each Transferee Subsidiary at least forty-five (45) days prior to any such transfer, assumption or issuance.

19.  In addition,  the  Transferee  Subsidiary  to which  LILCO's gas assets and liabilities are to be transferred ("GasCo") will conduct the gas distribution business currently conducted by LILCO and will do so pursuant to the terms and conditions contained in LILCO's Schedule for Gas Service, P.S.C. No 3-GAS ("Gas Tariff"). Accordingly, GasCo will adopt the Gas Tariff effective on the closing date of the LIPA Transaction and will file such notices and supplements and reissue the Gas Tariff as required under section 270.47 of the Commission's Regulations (16 N.Y.C.R.R.ss.270.47). GasCo also will agree to be bound by and subject to all rules, regulations, policy statements, accounting instructions and orders of the Commission currently applicable to LILCO's gas operations.

21. LILCO respectfully submits that there is no requirement for the Commission to conduct an environmental review of the transfers described herein under the New York State Environmental Quality Review Act ("SEQRA") because (i) Commission approval of the transfers, as stated above, is not required and
     (ii) as a highly significant component of the LIPA Transaction, the transfers described herein are expressly exempt for SEQRA review under
     Section 1020-s(2) of the LIPA Act. Nevertheless, in order to avoid any claim that such approval should have been obtained and the pursuit of any such claim in a manner that might delay or otherwise interfere with timely consummation of the LIPA Transaction, LILCO is filing herewith an Environmental Assessment Form ("EAF") that demonstrates there are no adverse environmental impacts as a consequence of the requested transfer.


     Wherefore, for the foregoing reasons, LILCO respectfully requests that the Commission promptly and expeditiously issue an order approving (a) the transfer of the Transferred Assets, (b) the assumption of the Assumed Liabilities, and
(c) the issuance of the Notes by any Transferee Subsidiary that may be subject to the Commission's jurisdiction under section 69 of the Public Service Law, and granting to LILCO such other and further relief to which LILCO may be entitled.

                                    Respectfully submitted,

                                    Leonard P. Novello
                                    Senior Vice President and
                                    General Counsel
                                    Long Island Lighting Company
                                    175 East Old Country Road
                                    Hicksville, New York 11801

                              By    /S/ RICHARD A. VISCONTI
                                    Richard A. Visconti
                                    Assistant General Counsel
Hicksville, New York
January 19, 1998

                                 VERIFICATION


STATE OF NEW YORK       )
                        :
COUNTY OF NASSAU        )


      JOSEPH E. FONTANA, being duly sworn, deposes and says: that he is Vice President and Controller of Long Island Lighting Company, the Petitioner in this proceeding; that he has read the foregoing Petition and knows the contents thereof; and that the same is true to the best of his knowledge, information and belief.

                              /S/ JOSEPH E. FONTANA
                              ---------------------
                                JOSEPH E. FONTANA
                          Vice President and Controller
                          Long Island Lighting Company


Sworn to before me this
19th day of January 1998

/S/ JOANNE S. CARR
Notary Public

CASE 98-M-0074


                                                                 Exhibit D-7.2

                               STATE OF NEW YORK
                           PUBLIC SERVICE COMMISSION

                                    At a session of the Public Service
                                    Commission held in the City of
                                    Albany on February 4, 1998


COMMISSIONERS PRESENT:

John F. O'Mara, Chairman
Maureen O. Helmer
Thomas J. Dunleavy



CASE 98-M-0074 -  Petition of Long Island Lighting Company for
                  Approval to: (a) under Section 70 of the Public Service Law to transfer certain assets from LILCO to newly formed subsidiaries of a new holding company; (b) for the subsidiaries receiving the assets to assume certain liabilities associated with those transferred assets; and (c) under PSL Section 69 for the issuance of promissory notes by those same subsidiaries.


                      ORDER ADOPTING NEGATIVE DECLARATION

                    (Issued and Effective February 6, 1998)


BY THE COMMISSION:

                   BACKGROUND AND DESCRIPTION OF THE ACTION

     This proceeding commenced upon the filing on January 20, 1998 of a Petition by Long Island Lighting Company (LILCO) for authorization under Section 70 of the Public Service Law (PSL) to transfer certain assets from LILCO to newly formed subsidiaries of a new holding company (HoldCo); for the subsidiaries receiving the assets to assume certain liabilities associated with those transferred assets; and under PSL Section 69 for the issuance of promissory notes by those same subsidiaries.

     The purpose of the actions is to leave the LILCO corporate entity with ownership of only those assets that the Long Island Power Authority (LIPA) wishes to acquire in a separate transaction. To accomplish this, the assets that LIPA does not intend on acquiring, i.e., the assets currently employed

CASE 98-M-0074


by LILCO to conduct its gas distribution business, its non-nuclear electric generating facilities and its common plant used to provide operational and management services in the conduct of LILCO's current gas distribution and electric generation and distribution business, must be transferred out of the LILCO corporate entity to certain HoldCo subsidiaries. Then, LILCO, with the retained assets desired by LIPA, can merge with a subsidiary of LIPA to complete the LIPA Transaction.

            According to LILCO, this sequence of events is necessary in order to ensure that LIPA's acquisition of the retained assets is accomplished via a stock transaction in order to avoid a tax on the assets which LIPA acquires. The incurring of such tax liability would negate certain rate savings sought by LIPA. Therefore, this sequence of events is necessary for the transaction by LIPA to be of maximum benefit to consumers on Long Island.

            In addition to the assets to be transferred, LILCO proposes that the HoldCo subsidiaries also assume certain liabilities of LILCO that are associated with the conduct of LILCO's gas distribution and non-nuclear generation businesses and common plant assets, including certain current liabilities. Moreover, LILCO proposes to retain $3,576 million in LILCO debt, subject to adjustment, and proposes that HoldCo and its subsidiaries issue promissory notes to LILCO in an amount equal to LILCO's actual debt at closing minus the retained debt amount.

            LILCO submits that the proposed transfers, assumption of liabilities, and issuance of notes are exempt from the need for Commission approval under the PSL, but "[n]evertheless, in order to avoid any claim that such approval should have been obtained, and the pursuit of any such claim in a manner that might delay or otherwise interfere with the timely consummation of the LIPA Transaction, LILCO is requesting that the Commission grant approval" as may be subject to the Commission's jurisdiction. However, in requesting that the Commission make such determination, the Petitioner does not seek a Commission ruling on any aspect of the LIPA Transaction itself.

CASE 98-M-0074


            In addition, LILCO submits that there is no requirement for the Commission to conduct an environmental review of the transfers described herein under the New York State Environmental Quality Review Act ("SEQRA") because (i) Commission approval of the transfers, as stated above, is not required and (ii) as a highly significant component of the LIPA Transaction, the transfers described herein are expressly exempt from SEQRA review under Section 1020-s(2) of the LIPA Act. Nevertheless, in order to avoid any claim that such approval should have been obtained and the pursuit of any such claim in a manner that might delay or otherwise interfere with timely consummation of the LIPA Transaction, LILCO has filed an Environmental Assessment Form ("EAF").

                         THE ENVIRONMENTAL ASSESSMENT

     LILCO has submitted a full EAF in this proceeding along with a supplementary narrative. The EAF was filed on January 20, 1998 as an attachment to the Petition. LILCO asserts in the EAF that the proposed transfer will not cause any short term, long term or incremental adverse environmental impacts because there will be no material or relevant change in the way the transferred assets are used or operated. HoldCo and all of its subsidiaries will continue to be subject to the application of the existing broad environmental regulatory framework and will continue established compliance programs and policies as before the transfer.

                                  DISCUSSION

           We have reviewed LILCO's EAF and the terms of the Petition presented for Commission approval. We agree that the proposed transfer and related approvals, if granted, will not cause any short term, long term or incremental adverse environmental impacts because there will be no material or relevant change in the way the transferred assets are used or operated. HoldCo and all of its subsidiaries will continue to be subject to the application of the existing broad environmental

CASE 98-M-0074

regulatory framework and will continue established compliance programs and policies as before the transfer.

            In making this evaluation we have not examined the potential environmental impacts of the proposed LIPA Transaction. LILCO, the Petitioner, does not seek a Commission ruling on any aspect of the LIPA Transaction itself. The Legislature, in enacting Section 1020-s(2) of the Public Authorities Law has determined that the LIPA Transaction is not a "state action" within the meaning of SEQRA and therefore no environmental review of such transaction by the Commission is necessary or contemplated by the statute.

           The Commission is "Lead Agency" and having examined and considered the relevant environmental impacts and facts disclosed in the EAF and the terms of the Petition presented for Commission approval, we have determined that when balanced with social, economic and other considerations the action is one that avoids or minimizes adverse environmental impacts to the maximum extent practicable, and that the action proposed in this proceeding will not have a significant effect on the environment, therefore, we shall adopt a negative declaration pursuant to SEQRA and a Draft Environmental Impact Statement will not be prepared.

THE COMMISSION ORDERS:

     1. The Commission is "lead agency" for the purposes of environmental review of the proposed action in this proceeding.

     2. The proposed action is an "unlisted" action.

     3. The proposed action will not have a significant effect on the environment.

     4. The attached negative declaration is adopted and a Draft Environmental Impact Statement will not be prepared.

     5. This proceeding is continued.

                                          By the Commission,



(SIGNED)                                  JOHN C. CRARY
                                            Secretary

                      STATE ENVIRONMENTAL QUALITY REVIEW
                             NEGATIVE DECLARATION
                  NOTICE OF DETERMINATION OF NON-SIGNIFICANCE


PROJECT NUMBER    CASE 98-M-0074

            This notice is issued pursuant to Part 617 of the implementing regulations pertaining to Article 8 (State Environmental Quality Review Act) of the Environmental
Conservation Law.

            The New York State Public Service Commission, as lead agency, has determined that the proposed action described below will not have a significant effect on the environment and a Draft Environmental Impact Statement will not be prepared.


NAME OF ACTION:

            Petition of Long Island  Lighting  Company  (LILCO) for Approval to:
(a) under Section 70 of the Public Service Law to transfer certain assets from LILCO to newly formed subsidiaries of a new holding company; (b) for the subsidiaries receiving the assets to assume certain liabilities associated with those transferred assets; and (c) under PSL Section 69 for the issuance of promissory notes by those same subsidiaries.


SEQR STATUS:      Type 1      ___
                  Type 2      ___
                  Unlisted     X


CONDITIONED NEGATIVE DECLARATION          ___  Yes
                                           X   No


DESCRIPTION OF ACTION:

            LILCO seeks approval of a Petition for authorization under Section 70 of the Public Service Law (PSL) to transfer certain assets from LILCO to newly formed subsidiaries of a new holding company (HoldCo); for the subsidiaries receiving the assets to assume certain liabilities associated with those transferred assets; and under PSL Section 69 for the issuance of promissory notes by those same subsidiaries.

     LILCO proposes to transfer out of the LILCO corporate entity to certain HoldCo subsidiaries the assets currently employed by LILCO to conduct its gas distribution business, its non-nuclear electric generating facilities and its common plant used to provide operational and management services in the conduct of LILCO's current gas distribution and electric generation and distribution business. In addition to the assets to be transferred, LILCO proposes that the HoldCo subsidiaries also assume certain liabilities of LILCO that are associated with the conduct of LILCO's gas distribution and non-nuclear generation businesses and common plant assets, including certain current liabilities. Moreover, LILCO proposes to retain $3,576 million in LILCO debt, subject to adjustment, and proposes that HoldCo and its subsidiaries issue promissory notes to LILCO in an amount equal to LILCO's actual debt at closing minus the retained debt amount.


LOCATION:

     Service territory of Long Island Lighting Company, Nassau and Suffolk counties and a portion of New York City (Rockaway Peninsula in Queens).


REASONS SUPPORTING THIS DETERMINATION:

            The proposed transfer and related approvals, if granted, will not cause any short term, long term or incremental adverse environmental impacts because there will be no material or relevant change in the way the transferred assets are used or operated. HoldCo and all of its subsidiaries will continue to be subject to the application of the existing broad environmental regulatory framework and will continue established compliance programs and policies as before the transfer.


FOR FURTHER INFORMATION:

Contact Person:   PETER ISAACSON

Address:                N.Y.S. Department of Public Service
                        Three Empire State Plaza
                        Albany, New York 12223-1350

Telephone Number: (518) 486-2875

                                                                     EXHIBIT E-2
                                      LILCO
                 ESTIMATED BALANCE SHEET FOR TRANSFERRED ASSETS
                                    12/31/97
                                  (IN MILLIONS)


                                                                 LILCO                Sale to               Transferred
                                                             (Historical)               LIPA                  Assets
                                                       ======================================================================

ASSETS
Property
Utility Plant
  Electric                                                          $4,005.9                 2,911.4               1,094.5
  Gas                                                                1,218.7                     0.0               1,218.7
  Common                                                               286.4                     0.0                 286.4
  Construction work in progress                                        116.1                    42.0                  74.1
  Nuclear fuel in process and in reactor                                16.2                    16.2                   0.0
  Less - Accumulated depreciation                                        0.0                     0.0                   0.0
          and amortization                                          (1,847.8)                 (933.3)               (914.5)
                                                                  ----------                --------             ---------
Total Net Utility Plant                                              3,795.5                  2036.3               1,759.2
  Gas exploration and production, at cost                                0.0                     0.0                   0.0
          Less - Accumulated depletion                                   0.0                     0.0                   0.0
                                                                  ----------               ---------             ---------
Total Net Plant                                                      3,795.5                 2,036.3               1,759.2
                                                                  ----------               ---------             ---------
Cost In Excess of Net Assets Acquired                                    0.0                     0.0                   0.0
                                                                  ----------               ---------             ---------
Regulatory Assets
Base financial component (less accumulated
          amortization of $858.2)                                    3,180.6                 3,180.6                   0.0
Rate moderation component                                              385.5                   385.5                   0.0
Shoreham post-settlement costs                                       1,003.6                 1,003.6                   0.0
Regulatory tax asset                                                 1,746.9                 1,724.4                  22.5
Postretirement benefits other than pensions                            346.1                     0.0                 346.1
Other                                                                  422.1                   347.8                  74.3
                                                                   ---------                --------             ---------
Total Regulatory Assets                                              7,084.8                 6,641.9                 442.9
                                                                   ---------                --------             ---------
Nonutility Property and Other Investments                               49.9                    17.7                  32.2
                                                                   ---------                --------             ---------
Current Assets
Cash and cash equivalents                                              180.0                     0.0                 180.0
Deferred tax asset                                                      11.3                     0.0                  11.3
Accounts receivable and accrued revenues                               463.4                   314.0                 149.4
Other Current Assets                                                   252.6                    55.1                 197.5
                                                                    --------                --------             ---------
Total Current Assets                                                   907.3                   369.1                 538.2
Deferred Charges                                                        70.2                    46.8                  23.4
                                                                   ---------                --------             ---------
Contractual receivable from LIPA                                         0.0                     0.0                   0.0
                                                                   ---------                --------             ---------
Total Assets                                                        11,907.7                 9,111.8               2,795.9
                                                                   =========                ========             =========

CAPITALIZATION AND LIABILITIES
Capitalization
Common Shareowners' Equity                                           2,608.5                 2,500.8                 107.7
Long-term debt, includes current maturities                          4,482.7                 3,359.1               1,123.6
Preferred stock                                                        701.0                   338.0                 363.0
                                                                    --------                --------             ---------
Total Capitalization                                                 7,792.2                 6,197.9               1,594.3
                                                                     -------                 -------               -------
Regulatory Liabilities                                                 407.0                   385.8                  21.2
                                                                    --------                --------             ---------
Current Liabilities
Accounts payable and accrued expenses                                  288.6                   101.7                 186.9
Accrued taxes (including Federal income tax)                            54.5                                          54.5
Other current liabilities                                              336.6                    54.0                 282.6
                                                                   ---------               ---------              --------
                                                                       679.7                   155.7                 524.0
                                                                   ---------               ---------             ---------

Deferred Credits
Deferred federal income tax                                          2,506.9                 2,355.9                 151.0
Other                                                                   77.4                    18.6                  58.8
                                                                   ---------               ---------             ---------
Total Deferred Credits                                               2,584.3                 2,374.5                 209.8
                                                                     -------                 -------             ---------
Operating Reserves                                                     444.5                    (2.1)                446.6
                                                                    --------               ----------            ---------
Commitments and Contingencies                                            0.0                     0.0                   0.0
                                                                   ---------               ---------            ----------
Minority Interest in Subsidiary Company                                  0.0                     0.0                   0.0
                                                                   ---------              ----------            ----------
Total Capitalization and Liabilities                                11,907.7                 9,111.8               2,795.9
                                                                   =========              ==========            ==========


See accompanying Notes to Unaudited Pro Forma Consolidated Condensed Financial Statements

                        Exhibit F-1 -- Opinion of Counsel


                        Kramer, Levin, Naftalis & Frankel
                                919 Third Avenue
                           New York, N.Y. 10022 - 3852
                                (212) 715 - 9100

                                                                    Fax
                                                              (212) 715-8000

                                                                    ---

                                                          WRITER'S DIRECT NUMBER

                                                             (212) 715-9164


                                  May 12, 1998



VIA EDGAR
---------

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

               Re:   Form U-1 Application  (File No. 070-09157)
                     BL Holding Corp.
                     -----------------------------------------


Ladies and Gentlemen:

         We have acted as special counsel for BL Holding Corp. (the "Company"), a New York corporation and for the Long Island Lighting Company ("LILCO"), a New York corporation, in connection with the Company's Application on Form U-1, as amended (the "Application") with the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended (the "Act"). Capitalized terms used but not defined herein have the respective meanings assigned thereto in the Application.

         The Application seeks the authorization of:

         (a)      the   acquisition  by  the  Company  of  all  the  issued  and
                  outstanding common stock of (i) KeySpan Energy Corporation ("KeySpan"), a New York corporation, and (ii) LILCO; and

         (b) the acquisition by the Company of the equity interests in one or more subsidiaries of the Company (one or more of which may be limited liability companies), and the transfer to such subsidiaries of certain assets by LILCO if a proposed merger of LILCO into a subsidiary of LIPA occurs.

         In connection therewith, the Company has filed a Registration Statement on Form S- 4, as amended (the "Registration Statement") with the Commission under the Securities Act of 1933, as amended registering 173,048,739 shares of the Company's Common Stock, par value $0.01 per share, and 14,520,000 shares of the Company's AA Preferred Stock, par value $25 per share, which are issuable upon the consummation of, and subsequent to the

KRAMER, LEVIN, NAFTALIS  & FRANKEL

Securities and Exchange Commission
May 11, 1998
Page 2

share exchange contemplated by the Exchange and Merger Agreement between LILCO and KeySpan filed as Annex A to the Registration Statement.

         As counsel to the Company, we are generally familiar with its corporate proceedings and have examined the Application, the Registration Statement and the Exchange and Merger Agreement and such other documents as we have deemed relevant and necessary as a basis for the opinion hereinafter set forth. In addition, we have made such other and further investigations as we have deemed relevant and necessary as a basis for the opinion hereinafter set forth.

         In such examination, we have assumed the genuineness of all signatures, the legal capacity of natural persons, the authenticity of all documents submitted  to us as  originals,  the  conformity  to original  documents  of all documents submitted to us as certified or photostatic copies, and the authenticity of the originals of such latter documents.

         Based on the foregoing and upon such further examination of corporate records and documents and matters of law as we have considered necessary or desirable for the purposes of this opinion, it is our opinion that:

         (a) the Company is validly organized and duly existing under the laws of the State of New York;

         (b) when all necessary regulatory approvals shall have been obtained, when the Company's Common Stock shall have been issued and exchanged in accordance with the terms of the Exchange and Merger Agreement as proposed in the Application and the Registration Statement, and when the Certificate of Exchange shall have been filed by the Department of State of the State of New York or become effective as may be specified in the Certificate of Exchange, (i) all governmental approvals required under the laws of the State of New York applicable to the participation by the Company, LILCO and KeySpan Energy Corporation in the transactions described in the Application will have been complied with;
         (ii) the Company's Common Stock will be legally issued, fully paid and non-assessable, and the holders thereof will be entitled to the rights appertaining thereto set forth in the Company's Certificate of Incorporation; and (iii) the consummation of the transactions proposed in the Application will not violate the legal rights of the holders of any securities issued by the Company, LILCO or any associate company thereof.

KRAMER, LEVIN, NAFTALIS  & FRANKEL

Securities and Exchange Commission
May 11, 1998
Page 3

         The opinion expressed herein is limited to the laws of the State of New York and to applicable United States federal law and we express no opinion as to the laws of any other jurisdiction.

         For purposes of the opinion expressed in clause (i) of paragraph (b) above, we have relied upon the opinion of Richard A. Visconti, Assistant General Counsel of LILCO, as to the issuance by the New York State Public Service Commission (the "NYSPSC") of orders approving the transactions described in the Application. Such opinion states in pertinent part, that all NYSPSC approvals required for the consummation of such transactions have been obtained and are currently in force and effect. Please note that our opinion expressed in clause
(i) of paragraph (b) above does not address the status of any local franchises or permits relating to the assets to be transferred by LILCO to the Company.

         We hereby consent to the filing of this opinion as Exhibit F-1 to the Application.


                                          Very truly yours,


                                          /s/ Kramer, Levin, Naftalis & Frankel
                                          ------------------------------------
                                          Kramer, Levin, Naftalis & Frankel